             As filed with the Securities and Exchange Commission.


                                                    '33 Act File No. 33-60239


================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                                   FORM N-4

               REGISTRATION STATEMENT UNDER THE SECURITIES  [X]
                                 ACT OF 1933


                        Pre-Effective Amendment No. 1


                                     and

                       REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940      [ ]


                                Amendment No. 1


                         NATIONWIDE VARIABLE ACCOUNT
                          (EXACT NAME OF REGISTRANT)

                      NATIONWIDE LIFE INSURANCE COMPANY
                             (NAME OF DEPOSITOR)

               ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43216-6609
       (Address of Depositor's Principal Executive Offices) (Zip Code)

      Depositor's Telephone Number, including Area Code: (614) 249-7111

GORDON E. MCCUTCHAN, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43216-6609
                   (Name and Address of Agent for Service)
================================================================================

      The Registrant elects to register an indefinite number of securities in accordance with Rule 24f-2 under the Investment Company Act of 1940. Pursuant to Paragraph (a)(3) thereof, a non-refundable fee in the amount of $500 accompanies this registration.

      Approximate date of proposed public offering: (Upon the effective date of this Registration Statement).

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance to Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                                   1 of 101

                          NATIONWIDE VARIABLE ACCOUNT
                    REFERENCE TO ITEMS REQUIRED BY FORM N-4

Caption in Prospectus and Statement of Additional Information and Other Information

N-4 ITEM                                                                                                PAGE
Part A     INFORMATION REQUIRED IN A PROSPECTUS
    Item    1.   Cover page . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
    Item    2.   Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
    Item    3.   Synopsis or Highlights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
    Item    4.   Condensed Financial Information  . . . . . . . . . . . . . . . . . . . . . . . . . .  N/A
    Item    5.   General Description of Registrant, Depositor, and Portfolio Companies  . . . . . . . . 15
    Item    6.   Deductions and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
    Item    7.   General Description of Variable Annuity Contracts  . . . . . . . . . . . . . . . . . . 18
    Item    8.   Annuity Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
    Item    9.   Death Benefit and Distributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
    Item   10.   Purchases and Contract Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
    Item   11.   Redemptions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
    Item   12.   Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
    Item   13.   Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
    Item   14.   Table of Contents of the Statement of Additional Information . . . . . . . . . . . . . 33

Part B     INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
    Item   15.   Cover Page . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
    Item   16.   Table of Contents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
    Item   17.   General Information and History  . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
    Item   18.   Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
    Item   19.   Purchase of Securities Being Offered . . . . . . . . . . . . . . . . . . . . . . . . . 42
    Item   20.   Underwriters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
    Item   21.   Calculation of Performance Information . . . . . . . . . . . . . . . . . . . . . . . . 43
    Item   22.   Annuity Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
    Item   23.   Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45

Part C     OTHER INFORMATION
    Item   24.   Financial Statements and Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . 80
    Item   25.   Directors and Officers of the Depositor  . . . . . . . . . . . . . . . . . . . . . . . 82
    Item   26.   Persons Controlled by or Under Common Control with the Depositor or
                 Registrant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 84
    Item   27.   Number of Contract Owners  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 95
    Item   28.   Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 95
    Item   29.   Principal Underwriter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 95
    Item   30.   Location of Accounts and Records . . . . . . . . . . . . . . . . . . . . . . . . . . . 98
    Item   31.   Management Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98
    Item   32.   Undertakings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 98





                                    2 of 101

                       NATIONWIDE LIFE INSURANCE COMPANY
                                  HOME OFFICE
                                 P.O. BOX 16609
                   COLUMBUS, OHIO 43216-6609, 1-800-848-6331
                               TDD 1-800-238-3035

     INDIVIDUAL MODIFIED SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
                   ISSUED BY THE NATIONWIDE VARIABLE ACCOUNT
                      OF NATIONWIDE LIFE INSURANCE COMPANY


      The Individual Modified Single Premium Deferred Variable Annuity
Contracts described in this Prospectus are modified single premium payment contracts (collectively referred to as the "Contracts"). Reference throughout the prospectus to the Contracts shall also mean certificates issued under Group Modified Single Premium Retirement Contracts. For such Group Contracts, references to "Owner" shall mean the "Participant." The Contracts, by themselves, do not qualify for tax-deferral under federal tax rules governing Non-Qualified Annuities and Individual Retirement Annuities. The Contracts are, however, issued to custodians of Individual Retirement Accounts ("IRAs") for the benefit of individual IRA account holders. Annuity payments under the Contracts are deferred until a selected later date.


      Purchase Payments are allocated to the Nationwide Variable Account ("Variable Account"), a separate account of Nationwide Life Insurance Company (the "Company"). The Variable Account is divided into Sub-Accounts, each of which invests in shares of one of the underlying Mutual Fund options described below:

-Delchester Fund-Institutional Class                            -Nationwide(R) Money Market Fund
-Dreyfus A Bonds Plus, Inc.                                     -Neuberger & Berman Guardian Fund, Inc.
-The Dreyfus Third Century Fund, Inc.                           -Neuberger & Berman Limited Maturity Bond
-The Evergreen Total Return Fund                                 Fund
-Fidelity Asset Manager TM                                      -Neuberger &  Berman Partners Fund, Inc.
-Fidelity Equity-Income Fund                                    -Oppenheimer Global Fund
-Fidelity Magellan(R) Fund                                      -Peoples Index Fund, Inc.
-Fidelity Puritan Fund                                          -Phoenix Balanced Fund Series
-Janus Twenty Fund                                              -Strong Total Return Fund, Inc.
-MFS(R) World Governments Fund                                  -Templeton Foreign Fund
-Nationwide(R) Bond Fund                                        -Twentieth Century Growth Investors
-Nationwide(R) Fund                                             -Twentieth Century International Equity Fund
-Nationwide(R) Growth Fund                                      -Twentieth Century Ultra Investors
                                                                -Twentieth Century U.S. Governments Short-
                                                                 Term



      This Prospectus provides you with the basic information you should know about the Individual Modified Single Premium Deferred Variable Annuity Contracts issued by the Nationwide Variable Account before investing. You should read it and keep it for future reference. A Statement of Additional Information dated December 1, 1995 containing further information about the Contracts and the Nationwide Variable Account has been filed with the Securities and Exchange Commission. You can obtain a copy without charge from Nationwide Life Insurance Company by calling 1-800-848-6331, or writing P.O. Box 16609, Columbus, Ohio 43216-6609.

                                    3 of 101

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE STATEMENT OF ADDITIONAL INFORMATION, DATED DECEMBER 1, 1995 IS INCORPORATED HEREIN BY REFERENCE. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION APPEARS ON PAGE 30 OF THE PROSPECTUS.

                THE DATE OF THIS PROSPECTUS IS DECEMBER 1, 1995.

                                    4 of 101

                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Variable Account Contract Value prior to the Annuitization Date.

ANNUITANT- The person designated to receive annuity payments during Annuitization and upon whose life any annuity payments involving life contingencies depends. This person must be age 85 or younger at the time of Contract issuance, unless the Company has approved a request for an Annuitant of greater age. The Annuitant is the person who may exercise the right to change the allocation of investment options, or designations of the Beneficiary, Contingent Beneficiary, the Annuity Payment Option or the Annuitization Date.

ANNUITIZATION- The period during which annuity payments are actually received.

ANNUITIZATION DATE- The date on which annuity payments are scheduled to begin.

ANNUITY PAYMENT OPTION- The chosen form of annuity payments. Several options are available under the Contract.

ANNUITY UNIT- An accounting unit of measure used to calculate the value of Variable Annuity payments.

BENEFICIARY- The Beneficiary is the person designated to receive certain benefits under the Contract upon the death of the Annuitant prior to the Annuitization Date. The Beneficiary can be changed by the Annuitant as set forth in the Contract.

CODE- The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life Insurance Company.

CONTINGENT BENEFICIARY- The Contingent Beneficiary is the person designated to be the Beneficiary if the named Beneficiary is not living at the time of the death of the Annuitant.

CONTRACT- The Individual Modified Single Premium Deferred Variable Annuity Contract described in this Prospectus.

CONTRACT ANNIVERSARY- An anniversary of the Date of Issue of the Contract.

CONTRACT OWNER (OWNER)- The Contract Owner shall be an IRA custodian. All contractual rights, however, are exercisable by the Annuitant.

CONTRACT VALUE- The sum of the value of all Variable Account Accumulation Units attributable to the Contract plus any amount held under the Contract in the Fixed Account.

CONTRACT YEAR- Each year commencing with the Date of Issue, and each Contract Anniversary thereafter shall be a Contract Year.

DATE OF ISSUE- The Date of Issue is the date the first Purchase Payment is applied to the Contract.

                                   5 of 101

DEATH BENEFIT- The benefit payable upon the death of the Annuitant prior to the Annuitization Date. If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be as specified in the Annuity Payment Option elected.

DISTRIBUTION- Any payment of part or all of the Contract Value.

FIXED ACCOUNT- The Fixed Account is made up of all assets of the Company other than those in any segregated asset account.

FIXED ANNUITY- An annuity providing for a series of payments which are guaranteed by the Company as to dollar amount during Annuitization.

HOME OFFICE- The main office of the Company located in Columbus, Ohio.

INDIVIDUAL RETIREMENT ACCOUNT- A custodial account which qualifies for federal tax treatment under Section 408 of the Internal Revenue Code.

INTEREST RATE GUARANTEE PERIOD- An Interest Rate Guarantee Period is the interval of time in which an interest rate credited to the Fixed Account under the Contract is guaranteed to remain the same. For Purchase Payments into the Fixed Account or transfers from the Variable Account, this period begins upon the date of deposit or transfer and ends at the end of the calendar quarter at least one year from deposit or transfer. At the end of an Interest Rate Guarantee Period, a new interest rate is declared with an Interest Rate Guarantee Period starting at the end of the prior period and ending at the end of the calendar quarter one year later.

IRA- Refers generally to both an Individual Retirement Account and an Individual Retirement Annuity (unless otherwise specified) as defined in Sections 408(a) and (b), respectively, of the Code.

MUTUAL FUNDS (FUNDS)- The registered management investment companies in which the assets of the Sub-Accounts of the Variable Account will be invested.

PURCHASE PAYMENT- A deposit of new value into the Contract. The term "Purchase Payment" does not include transfers between the Variable Account and Fixed Account, or among the Sub-Accounts.

QUALIFIED PLANS- Retirement plans which receive favorable tax treatment under
Section 401 of the Code.

SUB-ACCOUNTS- Separate and distinct divisions of the Variable Account, to which specific Mutual Fund shares are allocated and for which Accumulation Units and Annuity Units are separately maintained.

TAX SHELTERED ANNUITY- An annuity which qualifies for treatment under Section 403(b) of the Code.

VALUATION DATE- Each day the New York Stock Exchange and the Company's Home Office is open for business or any other day during which there is a sufficient degree of trading of the Variable Account's underlying Mutual Fund shares that the current net asset value of its Accumulation Units might be materially affected.

VALUATION PERIOD- The period of time commencing at the close of business of the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

                                   6 of 101

VARIABLE ACCOUNT- The Nationwide Variable Account, a separate investment account of the Company into which Variable Account Purchase Payments are allocated. The Variable Account is divided into Sub-Accounts, each of which invests in the shares of a separate Mutual Fund.

VARIABLE ANNUITY- An annuity providing for payments which are not predetermined or guaranteed as to dollar amount and which vary in amount with the investment experience of the Variable Account.

                                   7 of 101

                               TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS .........................................................................      3
SUMMARY OF CONTRACT EXPENSES.......................................................................      8
SYNOPSIS...........................................................................................     12
NATIONWIDE LIFE INSURANCE COMPANY..................................................................     13
THE VARIABLE ACCOUNT...............................................................................     13
        Underlying Mutual Fund Options.............................................................     13
        Voting Rights..............................................................................     14
VARIABLE ACCOUNT CHARGES, PURCHASE PAYMENTS, AND OTHER DEDUCTIONS..................................     14
        Mortality Risk Charge......................................................................     14
        Expense Risk Charge........................................................................     15
        Contingent Deferred Sales Charge...........................................................     15
        Administration Charge......................................................................     16
        Premium Taxes..............................................................................     16
        Expenses of Variable Account...............................................................     16
        Investments of the Variable Account........................................................     17
        Right to Revoke............................................................................     17
        Transfers..................................................................................     17
        Beneficiary Provisions.....................................................................     18
        Ownership Provisions.......................................................................     18
        Substitution of Securities.................................................................     19
        Inquiries .................................................................................     19
ANNUITY PAYMENT PERIOD-VARIABLE ACCOUNT............................................................     19
        Value of an Annuity Unit...................................................................     19
        Assumed Investment Rate....................................................................     19
        Frequency and Amount of Annuity Payments...................................................     20
        Annuitization Date.........................................................................     20
        Change in Annuitization Date...............................................................     20
        Change in Form of Annuity..................................................................     20
        Annuity Payment Options....................................................................     20
        Death of Annuitant Prior to the Annuitization Date.........................................     21
        Death of Annuitant After the Annuitization Date............................................     22
        Required Distributions for IRAs............................................................     22
        Generation-Skipping Transfers..............................................................     23
GENERAL INFORMATION................................................................................     23
        Services...................................................................................     23
        Statements and Reports.....................................................................     25
        Allocation of Purchase Payments and Contract Value.........................................     25
        Value of a Variable Account Accumulation Unit..............................................     26
        Net Investment Factor.......................................................................    26
        Valuation of Assets........................................................................     27
        Determining the Contract Value.............................................................     27
        Surrender (Redemption).....................................................................     27

                                       6




                                   8 of 101

        Taxes......................................................................................     28
        IRAs.......................................................................................     28
        Advertising................................................................................     29
LEGAL PROCEEDINGS..................................................................................     30
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...........................................     31
APPENDIX A.........................................................................................     32
APPENDIX B.........................................................................................     35

                                   9 of 101

SUMMARY OF CONTRACT EXPENSES

    Maximum Contingent Deferred Sales Charge1   . . . . . .      7      %
                                                            ------------


                        RANGE OF CONTINGENT DEFERRED SALES CHARGE OVER TIME

               Number of Completed Years from                     Contingent Deferred Sales Load
                  Date of Purchase Payment                                  Percentage
                             0                                                  7%
                             1                                                  6%
                             2                                                  5%
                             3                                                  4%
                             4                                                  3%
                             5                                                  2%
                             6                                                  1%
                             7                                                  0%

VARIABLE ACCOUNT ANNUAL EXPENSES
      Mortality and Expense Risk Charges  . . . . . . . . . . . .     1.25    %
      Administration Charge   . . . . . . . . . . . . . . . . . .     0.15    %
        Total Variable Account Annual Expenses . . . . . . . . .      1.40    %

1 Each Contract Year, the Annuitant may withdraw without a Contingent Deferred Sales Charge (CDSC): (1) an amount equal to 10% of the total sum of all Purchase Payments made to the Contract at the time of withdrawal, less any Purchase Payments previously withdrawn that were subject to a CDSC or (2) distributions required for the Contract to meet minimum distribution rules for IRA Rollovers. This CDSC-free withdrawal privilege is non-cumulative, that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year (see "Contingent Deferred Sales Charge").

                                   10 of 101

UNDERLYING MUTUAL FUND ANNUAL EXPENSES2

                                                                                   Total Portfolio
                                                     Management        Other           Company
                                                       Fees           Expenses         Expenses
DELCHESTER FUND-INSTITUTIONAL CLASS                    0.58%            0.25%            0.83%
DREYFUS A BONDS PLUS, INC.                             0.65%            0.25%            0.90%
THE DREYFUS THIRD CENTURY FUND, INC.                   0.75%            0.42%            1.17%
THE EVERGREEN TOTAL RETURN FUND                        1.00%            0.18%            1.18%
FIDELITY ASSET MANAGER                                 0.72%            0.32%            1.04%
FIDELITY EQUITY-INCOME FUND                            0.44%            0.25%            0.69%
FIDELITY MAGELLAN(R) FUND                              0.76%            0.23%            0.99%
FIDELITY PURITAN FUND                                  0.53%            0.26%            0.79%
JANUS TWENTY FUND                                      0.67%            0.35%            1.02%
MFS(R) WORLD GOVERNMENTS FUND                          0.90%            0.64%            1.54%
NATIONWIDE(R) BOND FUND                                0.50%            0.21%            0.71%
NATIONWIDE(R) FUND                                     0.50%            0.13%            0.63%
NATIONWIDE(R) GROWTH FUND                              0.50%            0.18%            0.68%
NATIONWIDE(R) MONEY MARKET                             0.45%            0.20%            0.65%
NEUBERGER & BERMAN GUARDIAN FUND, INC.                 0.62%            0.19%            0.81%
NEUBERGER & BERMAN LIMITED MATURITY BOND FUND          0.49%            0.21%            0.70%
NEUBERGER & BERMAN PARTNERS FUND, INC.                 0.65%            0.16%            0.81%
OPPENHEIMER GLOBAL FUND                                0.73%            0.49%            1.22%
PEOPLES INDEX FUND(R), INC.                            0.10%            0.54%            0.64%
PHOENIX BALANCED FUND SERIES                           0.53%            0.43%            0.96%
STRONG TOTAL RETURN FUND, INC.                         0.81%            0.39%            1.20%
TEMPLETON FOREIGN FUND                                 0.63%            0.51%            1.14%
TWENTIETH CENTURY GROWTH INVESTORS                     1.00%            0.00%            1.00%
TWENTIETH CENTURY INTERNATIONAL EQUITY FUND            1.90%            0.00%            1.90%
TWENTIETH CENTURY ULTRA INVESTORS                      1.00%            0.00%            1.00%
TWENTIETH CENTURY U.S. GOVERNMENTS SHORT TERM          1.00%            0.00%            1.00%


2 The Mutual Fund expenses shown above are assessed at the underlying Mutual Fund level and are not direct charges against Variable Account assets or reductions from Contract Values. These underlying Mutual Fund expenses are taken into consideration in computing each underlying Mutual Fund's net asset value, which is the share price used to calculate the unit values of the Variable Account.


                                   11 of 101

                                   EXAMPLE

The following chart depicts the dollar amount of expenses that would be incurred under this Contract assuming a $1000 investment and 5% annual return. These dollar figures are illustrative only and should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown below.

                                           IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER       IF YOU ANNUITIZE YOUR
                                        CONTRACT AT THE END OF THE    YOUR CONTRACT AT THE END    CONTRACT AT THE END OF THE
                                          APPLICABLE TIME PERIOD       OF THE APPLICABLE TIME       APPLICABLE TIME PERIOD
                                                                               PERIOD
                                         1      3      5       10     1      3      5       10     1      3      5      10
                                        YR.   YRS.    YRS.    YRS.   YR.   YRS.   YRS.     YRS.   YR.   YRS.   YRS.    YRS.
Delchester Fund-Inst'l                   93    117    150     264     23    72     123     264     *     72     123     264
Dreyfus A Bonds Plus                     94    119    154     272     24    74     127     272     *     74     127     272
The Dreyfus Third                        97    138    168     300     27    83     141     300     *     83     141     300
Century Fund, Inc.
The Evergreen                            97    138    169     301     27    83     142     301     *     83     142     301
Total Return Fund
Fidelity Asset                           96    124    162     286     26    79     135     286     *     79     135     286
ManagerTM
Fidelity Equity-Income                   92    113    143     249     22    68     116     249     *     68     116     249
Fund
Fidelity Magellan                        95    122    159     281     25    77     132     281     *     77     132     281
Fund
Fidelity Puritan                         93    116    148     260     23    71     121     260     *     71     121     260
Fund
Janus Twenty Fund                        95    123    160     284     25    78     133     284     *     78     133     284
MFS(R) World                            101    139    187     337     31    94     160     337     *     94     160     337
Governments Fund
Nationwide(R) Bond                       92    113    144     251     22    68     117     251     *     68     117     251
Fund
Nationwide(R) Fund                       91    111    140     243     21    66     113     243     *     66     113     243
Nationwide(R)                            92    112    143     248     22    67     116     248     *     67     116     248
Growth Fund
Nationwide(R)                            92    111    141     245     22    66     114     245     *     66     114     245
Money Market Fund
Neuberger & Berman                       93    116    149     262     23    71     122     262     *     71     122     262
Guardian Fund, Inc.
Neuberger & Berman                       92    113    144     250     22    68     117     250     *     68     117     250
Limited Maturity
Bond Fund
Neuberger & Berman                       93    116    149     262     23    71     122     262     *     71     122     262
Partners Fund,
Inc.

                                   12 of 101

                                           IF YOU SURRENDER YOUR       IF YOU DO NOT SURRENDER       IF YOU ANNUITIZE YOUR
                                        CONTRACT AT THE END OF THE    YOUR CONTRACT AT THE END    CONTRACT AT THE END OF THE
                                          APPLICABLE TIME PERIOD       OF THE APPLICABLE TIME       APPLICABLE TIME PERIOD
                                      1YR.    3YRS.  5YRS.  10YRS.   1YR.  3YRS.  5YRS.   10YRS.  1YR.  3YRS.  5YRS.   10YRS.
Oppenheimer Global                      98    129    171     305     28    84     144     305     *     84     144     305
Fund
Peoples Index                           91    111    140     244     21    66     113     244     *     66     113     244
Fund, Inc.
Phoenix Balanced                        95    121    157     278     25    76     130     278     *     76     130     278
Fund Series
Strong Total                            97    129    170     303     27    84     143     303     *     84     143     303
Return Fund, Inc.
Templeton Foreign                       97    127    167     297     27    82     140     297     *     82     140     297
Fund
Twentieth C.                            95    122    159     282     25    77     132     282     *     77     132     282
Growth Investors
Twentieth C.                           105    151    206     371     35    106    179     371     *     109    179     371
International
Equity Fund
Twentieth C. U.S.                       95    122    159     282     25    77     132     282     *     77     132     282
Governments Short-
Term
Twentieth C. Ultra                     105    151    206     371     35    106    179     371     *     106    179     371
Investors

*The Contracts sold under this Prospectus do not permit annuitizations during the first two Contract years.

The purpose of the Summary of Contract Expenses and Example is to assist the Annuitant in understanding the various costs and expenses that an Annuitant will bear directly or indirectly. The expenses of the Nationwide Variable Account as well as those of the underlying Mutual Funds are reflected in the table. For more and complete descriptions of the expenses of the Nationwide Variable Account, (see "Variable Account Charges, Purchase Payments, and Other Deductions"). For more and complete information regarding expenses paid out of the assets of a particular underlying Mutual Fund, see the underlying Mutual Fund's prospectus. Deductions for premium taxes may also apply but are not reflected in the Example shown above (see "Premium Taxes").

                                   13 of 101

                                    SYNOPSIS
      The Company does not deduct a sales charge from Purchase Payments made for these Contracts. However, if any part of the Contract Value of such Contracts is surrendered, the Company will, with certain exceptions, deduct from the Contract Value a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Purchase Payments made within 84 months prior to the date of the request to surrender, or the amount surrendered. This charge, when applicable, is imposed to permit the Company to recover sales expenses which have been advanced by the Company (see "Contingent Deferred Sales Charge").

      The Company will also assess an Administration Charge equal to an annual rate of 0.15% of the daily net asset value of the Variable Account. This charge is to reimburse the Company for administrative expenses related to the issue and maintenance of the Contracts. The Company does not expect to recover from this charge an amount in excess of accumulated administrative expenses (see "Administration Charge").

      The Company deducts a Mortality Risk Charge equal to an annual rate of 0.80% of the daily net asset value of the Variable Account for mortality risk assumed by the Company (see "Mortality Risk Charge").

      The Company deducts an Expense Risk Charge equal to an annual rate of 0.45% of the daily net asset value of the Variable Account as compensation for the Company's risk by undertaking not to increase administrative charges on the Contracts regardless of the actual administrative costs (see "Expense Risk Charge").

      The initial Purchase Payment must be at least $15,000 and subsequent Purchase Payments, if any, must be at least $1,000. Subsequent Purchase Payments are not permitted for Contracts purchased in the states of New York, Oregon, and Washington. The cumulative total of all Purchase Payments under a Contract may not exceed $1,000,000 without the prior consent of the Company (see "Allocation of Purchase Payments and Contract Value").

      If the Contract Value at the Annuitization Date is less than $5000, the Contract Value may be distributed in one lump sum in lieu of annuity payments. If any annuity payment would be less than $50, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $50 (see "Frequency and Amount of Annuity Payments").

      Premium taxes payable to any governmental entity will be charged against the Contracts (see "Premium Taxes"). If any such premium taxes are payable at the time purchase payments are made, the premium tax deduction will be made from the Contract prior to allocation to any underlying Mutual Fund option.

      To be sure that the Annuitant is satisfied with the Contract, the Annuitant has a ten day free look. Within ten days of the day the Contract is received, it may be returned to the Home Office of the Company, at the address shown on page 1 of this Prospectus. When the Contract is received by the Company, the Company will void the Contract and refund the Contract Value in full unless otherwise required by state and/or federal law (see "Right to Revoke").

                                  14 of 101

                       NATIONWIDE LIFE INSURANCE COMPANY

      The Company is a stock life insurance company organized under the laws of the State of Ohio in March 1929. The Company is a member of the Nationwide Insurance Enterprise, with its Home Offices at One Nationwide Plaza, Columbus, Ohio 43216-6609. The Company offers a complete line of life insurance, including annuities and accident and health insurance. It is admitted to do business in the District of Columbia, Puerto Rico, and in all states.

                              THE VARIABLE ACCOUNT

         The Variable Account was established by the Company on March 3, 1976, pursuant to the provisions of Ohio law. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

      The Variable Account is a separate investment account of the Company and, as such, is not chargeable with liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. Obligations under the Contracts, however, are obligations of the Company. Income, gains and losses, whether or not realized, from the assets of the Variable Account are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains, or losses of the Company.

      Purchase Payments are allocated within the Variable Account among one or more Sub-Accounts made up of shares in the underlying Mutual Fund options designated by the Annuitant. A separate Sub-Account is established within the Variable Account for each of the underlying Mutual Fund options that may be designated by the Annuitant.

UNDERLYING MUTUAL FUND OPTIONS

      Annuitants may choose from among a number of different Sub-Account options. (See Appendix B which contains a summary of investment objectives for each underlying Mutual Fund held in the Sub-Accounts.) More detailed information may be found in the current prospectus for each underlying Mutual Fund offered. Such a prospectus for the underlying Mutual Fund option(s) being considered must accompany this Prospectus and should be read in conjunction herewith. A copy of each prospectus may be obtained without charge from Nationwide Life Insurance Company by calling 1-800-848-6331, TDD 1-800-238-3035 or writing P.O. Box 16609, Columbus, Ohio 43216-6609.

      The underlying Mutual Fund options are available to the general public. Based on the Company's marketing plan for the Contracts (the Contracts will be exclusively marketed through IRA custodial accounts), the Company does not anticipate any disadvantages to this. There is, however, a possibility that a material conflict may arise between the interest of the Variable Account and the various individuals and entities holding shares of the Mutual Funds. A conflict may occur due to a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the Annuitants and others maintaining a voting interest in the funds, or some other reason. In the event of conflict, the Company will take any steps necessary to protect Annuitants and

                                  15 of 101
variable annuity payees, including withdrawal of the Variable Account from participation in the underlying Mutual Fund or Mutual Funds which are involved in the conflict.

VOTING RIGHTS

        Voting rights under the Contracts apply ONLY with respect to Purchase Payments or accumulated amounts allocated to the Variable Account.

        In accordance with its view of present applicable law, the Company will vote the shares of the underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Mutual Funds in accordance with instructions received from persons whose Contract Value is measured by units in the Variable Account. However, if the Investment Company Act of 1940 or any Regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the underlying Mutual Funds in its own right, it may elect to do so.

        The person having the voting interest under a Contract shall be the Annuitant. The number of shares held in the Variable Account which is attributable to each Annuitant is determined by dividing the Annuitant's interest in the Variable Account by the net asset value of the applicable share of the underlying Mutual Funds.

        The number of shares held in the Variable Account which is attributable to each Contract is determined by dividing the reserve for such Contract by the net asset value of one share.

        The number of shares which a person has the right to vote will be determined as of the date to be chosen by the Company not more than 90 days prior to the meeting of the underlying Mutual Fund and voting instructions will be solicited by written communication at least 21 days prior to such meeting.

        Underlying Mutual Fund shares held in the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received with respect to all Contracts participating in the Variable Account.

        Each person having the voting interest in the Variable Account will receive periodic reports relating to the underlying Mutual Fund, proxy material and a form with which to give such voting instructions with respect to the proportion of the underlying Mutual Fund shares held in the Variable Account corresponding to his or her interest in the Variable Account.

       VARIABLE ACCOUNT CHARGES, PURCHASE PAYMENTS, AND OTHER DEDUCTIONS

MORTALITY RISK CHARGE

        The Company assumes a "mortality risk" that variable annuity payments will not be affected by the death rates of persons receiving such payments or of the general population by virtue of annuity rates incorporated in the Contract which cannot be changed.

        For assuming this mortality risk, the Company deducts a Mortality Risk Charge from the Variable Account. This amount is computed on a daily basis and is equal on to an annual rate of 0.80% of the daily net asset value of the Variable Account. The Company expects to generate a profit through assessing this charge.

                                  16 of 101

EXPENSE RISK CHARGE

      The Company will not increase charges for administration of the Contracts regardless of its actual expenses. For assuming this expense risk, the Company deducts an Expense Risk Charge from the Variable Account. This amount is computed on a daily basis and is equal to an annual rate of 0.45% of the daily net asset value of the Variable Account. The Company expects to generate a profit through assessing this charge.

CONTINGENT DEFERRED SALES CHARGE

      No deduction for a sales charge is made from the Purchase Payments for these Contracts. However, the Contingent Deferred Sales Charge, referred to below, when it is applicable, will be used to cover expenses relating to the sale of the Contracts, including commissions paid to sales personnel, the costs of preparation of sales literature and other promotional activity. The Company attempts to recover its distribution costs relating to the sale of the Contracts from the Contingent Deferred Sales Charge. Any shortfall will be made up from the general account of the Company, which may indirectly include portions of the Mortality and Expense Risk Charges, since the Company expects to generate a profit from these charges. The maximum amount that may be paid to a selling agent on the sale of these Contracts is 6.25% of Purchase Payments.

      If part or all of the Contract Value is surrendered, a Contingent Deferred Sales Charge may be made by the Company. The Contingent Deferred Sales Charge is calculated by multiplying the applicable Contingent Deferred Sales Charge Percentages noted below by the Purchase Payments that are surrendered. For purposes of calculating the Contingent Deferred Sales Charge, surrenders are considered to come first from the oldest Purchase Payment made to the Contract, then the next oldest Purchase Payment and so forth, with any earnings attributable to such Purchase Payments considered only after all Purchase Payments made to the Contract have been considered (for tax purposes, a surrender is treated as a withdrawal of earnings first). This charge will apply in the amounts set forth below to Purchase Payments within the time periods set forth.

      The Contingent Deferred Sales Charge applies to Purchase Payments as follows:

NUMBER OF COMPLETED        CONTINGENT DEFERRED        NUMBER OF COMPLETED        CONTINGENT DEFERRED
YEARS FROM DATE OF             SALES CHARGE            YEARS FROM DATE OF            SALES CHARGE
 PURCHASE PAYMENT               PERCENTAGE              PURCHASE PAYMENT              PERCENTAGE
         0                          7%                         4                          3%
         1                          6%                         5                          2%
         2                          5%                         6                          1%
         3                          4%                         7                          0%

      Each Contract Year, the Annuitant may withdraw without a Contingent Deferred Sales Charge (CDSC) an amount equal to (1) 10% of the total sum of all Purchase Payments made to the Contract at the time of withdrawal, less any Purchase Payments previously withdrawn that were subject to a CDSC or
(2) distributions required for the Contract to meet minimum distribution rules. This CDSC-free

                                   17 of 101
withdrawal privilege is non-cumulative, that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year.

      A CDSC will not be assessed against the withdrawal of: (1) Purchase Payments which have been held under the Contract for at least 7 years; (2) earnings attributable to Purchase Payments made to the Contract; (3) Death Benefit payments made upon the death of the Annuitant prior to the Annuitization Date; (4) amounts applied to an Annuity Payment Option after two years from the Date of Issue; or (5) amounts transferred among the Sub-Accounts or from the Fixed Account to the Variable Account or vice versa.

      For a discussion of the withdrawals that are subject to a CDSC, see the "Contingent Deferred Sales Charge" section above.

      When a Contract described in this Prospectus is exchanged for another Contract issued by the Company, of the type and class which the Company determined is eligible for such exchange, the Company will waive the Contingent Deferred Sales Charge on the first Contract.

ADMINISTRATION CHARGE

      The Company assesses an Administration Charge equal on an annual basis to 0.15% of the daily net asset value of the Variable Account. The Administration Charge is designed only to reimburse the Company for administrative expenses related to the issuance and maintenance of the Contract, and the Company will monitor this charge to ensure that it does not exceed annual administration expenses.

PREMIUM TAXES

      The Company will charge against the Contract Value the amount of any premium taxes levied by a state or any other governmental entity upon Purchase Payments received by the Company. To the best of the Company's present knowledge, premium taxes currently imposed by certain jurisdictions range from 0% to 3.5%. This range is subject to change. The method used to recoup premium tax expense will be determined by the Company at its sole discretion and in compliance with applicable state law. The Company currently deducts such charges from an Annuitant's Contract Value either: (1) at the time the Contract is surrendered, (2) at Annuitization, or (3) at such earlier date as the Company may be subject to such taxes.

EXPENSES OF VARIABLE ACCOUNT

         The Variable Account is responsible for the following types of expenses: (1) administration expenses relating to the issuance and maintenance of the Contracts; (2) mortality risk expense of guaranteeing the annuity purchase rates at issue for the life of the Contracts; and (3) expense risk associated with guaranteeing expenses through the deduction by the Company of the Mortality Risk, Expense Risk and Administration Charges described above.
If these charges are insufficient to cover these expenses, the loss will be borne by the Company.

      Deductions from and expenses paid out of the assets of the underlying Mutual Funds are described in each of the underlying Mutual Funds' prospectuses.

                                  18 of 101

INVESTMENTS OF THE VARIABLE ACCOUNT

      At the time of purchase the Annuitant elects to have purchase payments attributable to his participation in the Variable Account allocated among one or more of the Sub-Accounts which consist of shares in the underlying Mutual Funds. Shares of the respective underlying Mutual Funds specified by the Annuitant are purchased at net asset value for the respective Sub-Account(s) and converted into Accumulation Units. At the time of purchase, the Annuitant designates the underlying Mutual Funds to which he desires to have purchase payments allocated. Such election is subject to any minimum purchase payment limitations which may be imposed by the underlying Mutual Funds designated. The Annuitant may change the election as to allocation of purchase payments or may elect to exchange amounts among the Sub-Account options pursuant to such terms and conditions applicable to such transactions as may be imposed by each of the underlying Mutual Funds, in addition to those set forth in the Contracts.

RIGHT TO REVOKE

      The Annuitant may revoke the Contract at any time between the Date of Issue and the date 10 days after receipt of the Contract and receive a refund of the Contract Value unless otherwise required by state and/or federal law. In order to revoke the Contract, it must be mailed or delivered to the Home Office of the Company at the mailing address shown on page 1 of this Prospectus. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective. In order to revoke the Contract, if it has not been received, written notice must be mailed or delivered to the Home Office of the Company at the mailing address shown on page 1 of this Prospectus.

      The liability of the Variable Account under this provision is limited to the Contract Value in each Sub-Account on the date of revocation. Any additional amounts refunded to the Annuitant will be paid by the Company.

TRANSFERS

      The Company currently allows transfers up to 100% of the Variable Account Contract Value from the Variable Account to the Fixed Account. However, the Company reserves the right to restrict transfers from the Variable Account to the Fixed Account to 25% of Contract Value for any 12 month period. All amounts transferred to the Fixed Account must remain on deposit in the Fixed Account until the expiration of the Interest Rate Guarantee Period. The Interest Rate Guarantee Period expires on the final day of a calendar quarter during which the one year anniversary of the allocation of the Fixed Account occurs. The Annuitant's value in each sub-account will be determined as of the date the transfer request is received in the Home Office in good order. The Company reserves the right to refuse transfers or Purchase Payments into the Fixed Account if the Fixed Account is greater than or equal to 30% of the Contract Value.

      The Annuitant may at the maturity of an Interest Rate Guarantee Period, transfer a portion of the value of the Fixed Account to the Variable Account. The maximum percentage that may be transferred from the Fixed Account to the Variable Account will be determined by the Company, at its sole discretion, but will not be less than 10% of the total value of the portion of the Fixed Account that is maturing and will be declared upon the expiration date of the then current Interest Rate Guarantee

                                  19 of 101

Period. The specific percentage will be declared upon the expiration date of the guaranteed period. Transfers from the Fixed Account must be made within 45 days after the expiration date of the guarantee period. Annuitants who have entered into a Dollar Cost Averaging agreement with the Company (see "Dollar Cost Averaging") may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

      Transfers from the Fixed Account may not be made prior to the first Contract Anniversary. Transfers must also be made prior to the Annuitization Date.

      Transfers among the sub-accounts may be made either in writing or, in states allowing such transfers, by telephone. This telephone exchange privilege is made available to Annuitants automatically without their having to elect the privilege. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Annuitant and any agent of record, at the last address of record. The Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Annuitant. The Company may withdraw the telephone exchange privilege upon 30 days' written notice to Annuitants.

BENEFICIARY PROVISIONS

      The Beneficiary is the person or persons who may receive certain benefits under the Contract in the event the Annuitant dies prior to the Annuitization Date. If more than one Beneficiary survives the Annuitant, each will share equally unless otherwise specified in the Beneficiary designation. If no Beneficiary survives the Annuitant, all rights and interest of the Beneficiary shall vest in the Contingent Beneficiary, and if more than one Contingent Beneficiary survives, each will share equally unless otherwise specified in the Contingent Beneficiary designation. If a Contingent Beneficiary is not named or predeceases the Annuitant, all rights and interest of the Contingent Beneficiary will vest with the Annuitant's estate. The Annuitant may change the Beneficiary or Contingent Beneficiary from time to time, by written notice to the Company. The change, upon receipt by the Company at its Home Office, will take effect as of the time the written notice was signed, whether or not the Annuitant is living at the time of recording, but without further liability as to any payment or settlement made by the Company before receipt of such change.

OWNERSHIP PROVISIONS

      Unless otherwise provided, the Annuitant has all rights under the Contract. The exercise of any ownership right in the Contract (including the right to surrender or partially surrender the Contract, to change the Beneficiary, the Contingent Beneficiary, the Annuity Payment Option or the Annuitization Date) shall require a written indication of an intent to exercise that right, which must be signed by the Annuitant.

                                  20 of 101

SUBSTITUTION OF SECURITIES

      If the shares of the underlying Mutual Funds described in this Prospectus should no longer be available for investment by the Variable Account or if, in the judgment of the Company's management, further investment in such underlying Mutual Fund shares should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another underlying Mutual Fund for underlying Mutual Fund shares already purchased or to be purchased in the future by Purchase Payments under the Contract. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it may impose.

INQUIRIES

      Inquiries may be directed to Nationwide Life Insurance Company by writing P.O. Box 16609, Columbus, Ohio 43216-6609, or calling 1-800-848-6331, TDD
1-800-238-3035.

                    ANNUITY PAYMENT PERIOD-VARIABLE ACCOUNT

      At the Annuitization Date the Variable Account Contract Value is applied to the Annuity Payment Option elected in accordance with the Annuity Table in the Contract.

      Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the Variable Account. The dollar amount of the first annuity payment determined as above is divided by the value of an Annuity Unit as of the Annuitization Date to establish the number of Annuity Units representing each monthly annuity payment. This number of Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of each subsequent payment is determined by multiplying the fixed number of Annuity Units by the Annuity Unit Value for the Valuation Period in which the payment is due. The Company guarantees that the dollar amount of each payment after the first will not be affected by variations in mortality experience from mortality assumptions used to determine the first payment.

VALUE OF AN ANNUITY UNIT

      The value of an Annuity Unit is arbitrarily set initially at $10 when the first underlying Mutual Fund shares are purchased. The value of an Annuity Unit for a sub-account for any subsequent Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 3.5% per annum (see "Net Investment Factor").

ASSUMED INVESTMENT RATE

      A 3.5% Assumed Investment Rate is built into the Annuity Tables contained in the Contracts. A higher assumption would mean a higher initial payment but more slowly rising or more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual investment rate is at the annual rate of 3.5%, the annuity payments will be level.

                                  21 of 101

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

      Annuity payments will be paid as monthly installments. However, if the net amount available to apply under any Annuity Payment Option is less than $5,000, the Company shall have the right to pay such amount in one lump sum in lieu of the payments otherwise provided for. In addition, if the payments provided for would be or become less than $50, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $50.

ANNUITIZATION DATE

      The Annuitant selects an Annuitization Date at the time of Application. Such date may be the first day of a calendar month or any other agreed upon date and must be at least 2 years after the Date of Issue.

CHANGE IN ANNUITIZATION DATE

      The Annuitant may, upon prior written notice to the Company, change the Annuitization Date. The date to which such a change may be made shall be the first day of a calendar month.

      If the Annuitant requests in writing (see "Ownership Provisions"), and the Company approves the request, the Annuitization Date may be deferred. The amount of the Death Benefit will be limited to the Contract Value if the Annuitization Date is postponed beyond the first day of the calendar month after the Annuitant's 86th birthday.

CHANGE IN FORM OF ANNUITY

      The Annuitant may, upon prior written notice to the Company, at any time prior to the Annuitization Date, elect one of the Annuity Payment Options.

ANNUITY PAYMENT OPTIONS

      Any of the following Annuity Payment Options may be elected:

      Option 1-Life Annuity-An annuity payable monthly during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. IT WOULD BE POSSIBLE UNDER THIS OPTION FOR THE ANNUITANT TO RECEIVE ONLY ONE ANNUITY PAYMENT IF HE OR SHE DIED BEFORE THE SECOND ANNUITY PAYMENT DATE, TWO ANNUITY PAYMENTS IF HE OR SHE DIED BEFORE THE THIRD ANNUITY PAYMENT DATE, AND SO ON.

      Option 2-Joint and Last Survivor Annuity-An annuity payable monthly during the joint lifetimes of the Annuitant and designated second person and continuing thereafter during the lifetime of the survivor. AS IS THE CASE UNDER OPTION 1 ABOVE, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

                                  22 of 101

      Option 3-Life Annuity With 120 or 240 Monthly Payments Guaranteed-An annuity payable monthly during the lifetime of the Annuitant with the guarantee that if at the death of the Annuitant payments have been made for fewer than 120 or 240 months, as selected, payments will be made as follows:

      (1) If the Annuitant is the payee, any guaranteed annuity payments will be continued during the remainder of the selected period to such recipient as chosen by the Annuitant at the time the Annuity Payment Option was selected. In the alternative, the recipient may, at any time, elect to have the present value of the guaranteed number of annuity payments remaining paid in a lump sum as specified in section (2) below.

      (2) If someone other than the Annuitant is the payee, the present value, computed as of the date on which notice of death is received by the Company at its Home Office, of the guaranteed number of annuity payments remaining after receipt of such notice and to which the deceased would have been entitled had he or she not died, computed at the Assumed Investment Rate effective in determining the Annuity Tables, shall be paid in a lump sum.

      Some of the stated Annuity Options may not be available in all states. The Annuitant may request an alternative non-guaranteed option by giving notice in writing prior to annuitization. If such a request is approved by the Company, it will be permitted under the Contract.

      If the Annuitant fails to elect an Annuity Payment Option, the Contract Value will continue to accumulate. Individual Retirement Accounts and Annuities are subject to the minimum distribution requirements set forth in the Internal Revenue Code.

DEATH OF ANNUITANT PRIOR TO THE ANNUITIZATION DATE

      If the Annuitant dies prior to the Annuitization Date, a Death Benefit is payable to the Beneficiary. If no Beneficiary is named (or if the Beneficiary predeceases the Annuitant), then the Death Benefit is payable to the Contingent Beneficiary. If no Contingent Beneficiary is named (or if the Contingent Beneficiary predeceases the Annuitant), then the Death Benefit will be paid to the Annuitant's estate.

      The value of the Death Benefit will be determined as of the Valuation Date coincident with or next following the date the Company receives in writing: (1) due proof of the Annuitant's death, (2) an election for either a single sum payment or an Annuity Payment Option, and (3) any form required by state insurance laws. If a single sum payment is requested, payment will be made in accordance with any applicable laws and regulations governing the payment of Death Benefits. If an Annuity Payment Option is requested, election must be made by the Beneficiary during the 90-day period commencing with the date written notice is received by the Company. If no election has been made by the end of such 90-day period commencing with the date written notice is received by the Company, the Death Benefit will be paid in a single sum payment. If the Annuitant dies prior to his or her 86th birthday, the value of the Death Benefit will be the greater of (1) the sum of all Purchase Payments, made to the Contract less any amounts surrendered, (2) the Contract Value, or
(3) the Contract Value as of the most recent five-year Contract Anniversary, less any amounts surrendered since the most recent five-

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
year Contract Anniversary. If the Annuitant dies on or after his or her 86th birthday, then the Death Benefit will be equal to the Contract Value.

      As an alternative to the death benefit described above, the beneficiary may choose a distribution that is consistent with the distribution at death rules set forth below in "Required Distributions for IRAs."

DEATH OF ANNUITANT AFTER THE ANNUITIZATION DATE

      If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be as specified in the Annuity Payment Option selected.

REQUIRED DISTRIBUTIONS FOR IRAS

      Distribution from an IRA must begin not later than April 1 of the calendar year following the calendar year in which the Annuitant attains age 70 1/2. Distribution may be accepted in a lump sum or in nearly equal payments over: (a) the Annuitant's life or the lives of the Annuitant and the Annuitant's spouse or designated beneficiary, or (b) a period not extending beyond the life expectancy of the Annuitant and the Annuitant's spouse or designated beneficiary.

      If the Annuitant dies prior to the commencement of the distribution, the interest in the Annuity held by the custodial account must be distributed by December 31 of the calendar year in which the fifth anniversary of the Annuitant's death occurs unless:

(a) The Annuitant has named his or her surviving spouse as the designated beneficiary and such spouse elects to:

         (i) treat the annuity as an asset of an IRA established for his or her benefit; or

         (ii) receive distribution of the contract in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Annuitant would have attained age 70 1/2; or

(b) The Annuitant has named a beneficiary other than his or her surviving spouse and such beneficiary elects to receive a distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Annuitant dies.

      If the Annuitant dies after distribution has commenced, the distribution must continue at least as rapidly as under the schedule being used prior to the Annuitant's death, except to the extent that a surviving spouse beneficiary may elect to treat the Contract as his or her own, in the same manner as is described in section (a)(i) of this provision.

      If the amounts distributed to the Annuitant are less than those mentioned above, a penalty tax of 50% is levied on the amount that should have been distributed for that year.

      All or a portion of each distribution will be included in the gross income of the person receiving the distribution and taxed at ordinary income tax rates. The portion of the distribution which is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution. The Annuitant must


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
annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non-taxable distributions for all years, and the total balance of all IRAs.

        IRA distributions will not receive the benefit of the tax treatment of a lump sum distribution from a Qualified Plan. If the Annuitant dies prior to the time distribution of the Annuitant's interest in the annuity is completed, the balance will also be included in the Annuitant's gross estate.

GENERATION-SKIPPING TRANSFERS

        The Company may determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Internal Revenue Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, the payment will be reduced by any tax the Company is required to pay by Section 2603 of the Internal Revenue Code.

        A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Annuitant.

                              GENERAL INFORMATION

SERVICES

        ASSET REBALANCING - The Annuitant may direct the automatic reallocation of contract values to the underlying Mutual Fund options on a predetermined percentage basis every three months. If the last day of the three month period falls on a Saturday, Sunday, recognized holiday or any other day when the New York Stock Exchange is closed, the Asset Rebalancing exchange will occur on the last business day before that day. Asset Rebalancing will not affect future allocations of purchase payments. An Asset Rebalancing request must be in writing on a form provided by the Company. The Annuitant may want to contact a financial adviser in order to discuss a specific contract.

        The Company reserves the right to discontinue offering Asset Rebalancing upon 30 days' written notice to the Annuitants, however, any such discontinuation would not affect Asset Rebalancing programs which have already commenced. The Company also reserves the right to assess a processing fee for this service.

        DOLLAR COST AVERAGING- The Annuitant may direct the Company to automatically transfer a specified amount from the Money Market Fund Sub-Account, the Limited Maturity Bond Portfolio Sub-Account or the Fixed Account to any other Sub-Account within the Variable Account on a monthly basis. This service is intended to allow the Annuitant to utilize Dollar Cost Averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss in a declining market. Transfers for purposes of Dollar Cost Averaging can only be made from the Money Market Fund Sub-Account, the Limited Maturity Bond Portfolio Sub-Account or the Fixed Account. The minimum monthly Dollar Cost Averaging transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the Dollar Cost Averaging program is requested. Transfers out of the Fixed Account, other than for Dollar Cost

                                   25 of 101

Averaging, may be subject to certain additional restrictions (see "Transfers"). A written election of this service, on a form provided by the Company, must be completed by the Annuitant in order to begin transfers. Once elected, transfers from the Money Market Fund Sub-Account, the Limited Maturity Bond Portfolio Sub-Account or the Fixed Account will be processed monthly until either the value in the Money Market Fund Sub-Account, the Limited Maturity Bond Portfolio Sub-Account or the Fixed Account is completely depleted or the Annuitant instructs the Company in writing to cancel the monthly transfers.

      The Company reserves the right to discontinue offering Dollar Cost Averaging upon 30 days' written notice to Annuitants; however, any such discontinuation would not affect Dollar Cost Averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

      SYSTEMATIC WITHDRAWALS- The Annuitant may elect in writing on a form provided by the Company to take Systematic Withdrawals of a specified dollar amount (of at least $100) on a monthly, quarterly, semi-annual or annual basis. The Company will process the withdrawals as directed by surrendering on a pro-rata basis Accumulation Units from all of the Sub-Accounts in which the Annuitant has an interest, and the Fixed Account. A Contingent Deferred Sales Charge may apply to Systematic Withdrawals in accordance with the considerations set forth in the "Contingent Deferred Sales Charge" and "Withdrawals Without Charge" sections. Each Systematic Withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on Systematic Withdrawals if the Annuitant is under age 59 1/2. If directed by the Annuitant, the Company will withhold federal income taxes from each Systematic Withdrawal. A Systematic Withdrawal program will terminate automatically at the end of each Contract Year and may be reinstated only pursuant to a new request. The Annuitant may discontinue Systematic Withdrawals at any time by notifying the Company in writing.

      If the Annuitant withdraws amounts pursuant to a Systematic Withdrawal program, then the Annuitant may withdraw each Contract Year without a CDSC an amount up to the greater of (i) 10% of the total sum of all Purchase Payments made to the Contract at the time of withdrawal, less any Purchase Payments previously withdrawn that were subject to a CDSC, or (ii) the specified percentage of the Contract Value based on the Annuitant's age, as shown in the following table:

            Annuitant's                               Percentage of
                Age                                  Contract Value
            Under 59-1/2                                   5%
          59-1/2 to 70-1/2                                 7%
            70-1/2 to 75                                   9%
            75 and Over                                   13%

      If the total amounts withdrawn in any Contract Year exceed the CDSC-free amount as calculated under the Systematic Withdrawal method described above, then such total withdrawn amounts will be eligible only for the 10% of Purchase Payment CDSC-free withdrawal privilege described in the


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
"Contingent Deferred Sales Charge" section, and the total amount of CDSC charged during the Contract Year will be determined in accordance with that provision.

      The Contract Value and the Annuitant's age for purposes of applying the CDSC-free withdrawal percentage described above are determined as of the date the request for a Systematic Withdrawal program is received and recorded by the Company at its Home Office. The Annuitant may elect to take such CDSC-free amounts only once each Contract Year. Furthermore, this CDSC-free withdrawal privilege for Systematic Withdrawals is non-cumulative, that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year.

      Systematic Withdrawals are not available prior to the expiration of the ten day free look provision of the Contract. The Company also reserves the right to assess a processing fee for this service.

STATEMENTS AND REPORTS

      The Company will mail to Annuitants, at their last known address of record, any statements and reports required by applicable law or regulation. Annuitants should therefore give Nationwide prompt notice of any address change. The Company will send a confirmation statement to Annuitants each time a transaction is made affecting the Annuitants' Variable Account Contract Value, such as making additional purchase payments, transfers, exchanges or withdrawals. Quarterly statements are also mailed detailing the Contract activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program) or salary reduction arrangement, Annuitants may receive confirmation of such transactions in their quarterly statements. Annuitants should review the information in these statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Annuitants' Contract. The Company will assume all transactions are accurate unless otherwise notified within 30 days after receipt of the statement. The Company will also send to Annuitants each year an annual report and a semi-annual report containing financial statements for the Variable Account, as of December 31 and June 30, respectively.

ALLOCATION OF PURCHASE PAYMENTS AND CONTRACT VALUE

      Purchase payments are allocated to one or more Sub-Accounts within the Variable Account in accordance with the designation of the underlying Mutual Funds by the Annuitant, and converted into Accumulation Units.

      The initial purchase payment must be at least $15,000. Subsequent purchase payments, if any, must be at least $1,000. Subsequent purchase payments are not permitted in the states of New York, Oregon, and Washington. The cumulative total of all purchase payments under a Contract may not exceed $1,000,000 without prior consent of the Company.

      The initial purchase payment allocated to designated Sub-Accounts of the Variable Account will be priced not later than 2 business days after receipt of an order to purchase, if the Application and all information necessary for processing the purchase order are complete upon receipt by the Company. The Company may, however, retain the purchase payment for up to 5 business days while attempting to complete an incomplete Application. If the Application cannot be made complete within 5 days, the


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
prospective purchaser will be informed of the reasons for the delay and the purchase payment will be returned immediately unless the prospective purchaser specifically consents to the Company retaining the purchase payment until the Application is made complete.

      Purchase Payments will not be priced on the following nationally recognized holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

VALUE OF A VARIABLE ACCOUNT ACCUMULATION UNIT

      The value of a Variable Account Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

      The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:

(a)    is the net of:

       (1)   the net asset value per share of the underlying Mutual
             Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

       (2) the per share amount of any dividend or capital gain distributions made by the underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b) is the net asset value per share of the underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period.

(c) is a factor representing the daily Mortality Risk Charge, Expense Risk Charge and Administration Charge deducted from the Variable Account. Such factor is equal to an annual rate of 1.40% of the daily net asset value of the Variable Account.

      For underlying Mutual Funds that credit dividends on a daily basis and pay such dividends once a month (the Nationwide Money Market Fund), the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

      The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of underlying Mutual Fund shares, because of the deduction for Mortality Risk Charge, Expense Risk Charge and Administration Charge.

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
VALUATION OF ASSETS

        Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.

DETERMINING THE CONTRACT VALUE

        The sum of the value of all Variable Account Accumulation Units attributable to the Contract and amounts credited to the Fixed Account is the Contract Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the Purchase Payment is received by the Company. In the event part or all of the Contract Value is surrendered or charges or deductions are made against the Contract Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Annuitant's interest in the Variable Account and the Fixed Account bears to the total Contract Value.

SURRENDER (REDEMPTION)

        While the Contract is in force and prior to the earlier of the Annuitization Date or the death of the Annuitant, the Company will, upon proper written application by the Annuitant deemed by the Company to be in good order, allow the Annuitant to surrender a portion or all of the Contract Value. "Proper Written Application" means that the Annuitant must request the surrender in writing and include the Contract. The Company may require that the signature(s) be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.

        The Company will, upon receipt of any such written request, surrender a number of Accumulation Units from the Variable Account and an amount from the Fixed Account necessary to equal the gross dollar amount requested, less any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge"). In the event of a partial surrender, the Company will, unless instructed to the contrary, surrender Accumulation Units from all Sub-Accounts in which the Annuitant has an interest, and the Fixed Account. The number of Accumulation Units surrendered from each Sub-Account and the amount surrendered from the Fixed Account will be in the same proportion that the Annuitant's interest in the Sub-Accounts and Fixed Account bears to the total Contract Value.

        The Company will pay any funds applied for from the Variable Account within 7 days of receipt of such application in the Company's Home Office. However, the Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed, (2) when trading on the Exchange is restricted, (3) when an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (2) and (3) exist. The Contract Value on surrender may be more or less than the total of Purchase Payments made by an Annuitant, depending on the market value of the underlying Mutual Fund shares.

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
TAXES

      INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER.

      The Company does not make any guarantee regarding the tax status for any Contract or any transaction involving the Contracts. The Contracts, by themselves, do not qualify for tax-deferral under the federal tax rules governing Non-Qualified Annuities and Individual Retirement Annuities. Instead, the Contracts have been designed to be purchased as assets of IRA custodial accounts pursuant to certain regulations under section 408 of the Code. Annuitants should consult their financial or tax consultants to discuss in detail their particular tax situation and the use of the Contracts.

      Generally, the amount of any payment of items of interest to a nonresident alien of the United State shall be subject to withholding of a tax equal to thirty percent (30%) of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is includable in the recipient's gross income.

IRAS

      The Contract is intended to be purchased as an asset of IRA custodial accounts established pursuant to regulations 1.408-2(b)(2)(ii) and 1.408-2(d) under Section 408 of the Code. Because the Contract's minimum initial and subsequent Purchase Payments are greater than the maximum yearly contribution permitted an IRA, the Contract may be purchased only in connection with a "rollover" (including a direct trustee-to-trustee transfer, where permitted). Specifically, Contracts may be purchased only in connection with a rollover or transfer (if applicable) of amounts from a Qualified Plan, Tax-Sheltered Annuity, IRA or Individual Retirement Annuity. The Annuitant should seek competent advice as to the tax consequences associated with the use of this Contract.

      Recent changes to the Code permit the rollover of most distributions from Qualified Plans to other Qualified Plans or Individual Retirement Accounts. Most distributions from Tax-Sheltered Annuities may be rolled into another Tax-Sheltered Annuity or an IRA. Distributions which may not be rolled over are those which are:

1. one of a series of substantially equal annual (or more frequent) payments made: a) over the life (or life expectancy) of the employee, b) the joint lives (or joint life expectancies) of the employee and the employee's designated beneficiary, or c) for a specified period of ten years or more, or

2.       a required minimum distribution.

      Any distribution from a Qualified Plan or Tax Sheltered Annuity that is eligible for rollover will be subject to federal tax withholding at a rate of twenty percent (20%) unless the distribution is transferred directly to an appropriate plan as described above.

      Individual Retirement Accounts may not provide life insurance benefits. If the Death Benefit associated with the Contracts offered hereunder exceeds the greater of the cash value of the Contract

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
or the sum of all purchase payments (less any surrenders), it is possible the Internal Revenue Service could determine that the Individual Retirement Account does not qualify for the desired tax treatment.

ADVERTISING

      A "yield" and "effective yield" may be advertised for the Nationwide Money Market Fund sub-account. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the sub-account's units. Yield is an annualized figure, which means that it is assumed that the sub-account generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the Securities and Exchange Commission. The effective yield will be slightly higher than yield due to this compounding effect.

      The Company may also from time to time advertise the performance of the sub-account of the Variable Account relative to the performance of other variable annuity sub-accounts or underlying mutual funds with similar or different objectives, or the investment industry as a whole. Other investments to which the sub-accounts may be compared include, but are not limited to: precious metals, real estate, stocks and bonds, closed-end funds, CDs, bank money market deposit accounts and passbook savings, and the Consumer Price Index.

      The sub-accounts of the Variable Account may also be compared to certain market indexes, which may include, but are not limited to: the S&P 500; Shearson/Lehman Intermediate Government/Corporate Bond Index; Shearson/Lehman Long-Term Government/Corporate Bond Index; Donoghue Money Fund Average; U.S. Treasury Note Index; Bank Rate Monitor National Index of 2 Year CD Rates; and Dow Jones Industrial Average.

      Normally these rankings and ratings are published by independent tracking services and publications of general interest including, but not limited to:
Lipper Analytical Services, Inc., CDA/ Wiesenberger, Morningstar, Donoghue's; magazines such as Money, Forbes, Kiplinger's Personal Finance Magazine, Financial World, Consumer Reports, Business Week, Time, Newsweek, National Underwriter, U.S. News and World Report; rating services such as LIMRA, Value, Best's Agent Guide, Western Annuity Guide, Comparative Annuity Reports; and other publications such as the Wall Street Journal, Barron's, Investor's Daily, and Standard & Poor's Outlook. In addition, Variable Annuity Research & Data Service (The VARDS Report) is an independent rating service that ranks over 500 variable annuity funds based upon total return performance. These rating services and publications rank the performance of the underlying Mutual Funds against all underlying mutual funds over specified periods and against funds in specified categories. The rankings may or may not include the effects of sales or other charges.

      The Company is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements,

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
endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

      The Company may from time to time advertise several types of historical performance for the sub-accounts of the Variable Account. The Company may advertise for the sub-accounts standardized "average annual total return," calculated in a manner prescribed by the Securities and Exchange Commission, and nonstandardized "total return." "Average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for at least the most recent one, five and ten year period, or for a period covering the time the underlying Mutual Fund option held in the sub-account has been in existence, if the underlying Mutual Fund option has not been in existence for one of the prescribed periods. This calculation reflects the deduction of all applicable charges made to the Contracts except for premium taxes, which may be imposed by certain states.

      Nonstandardized "total return" will be calculated in a similar manner and for the same time periods as the average annual total return except total return will assume an initial investment of $10,000 and will not reflect the deduction of any applicable Contingent Deferred Sales Charge, which, if reflected, would decrease the level of performance shown. The Contingent Deferred Sales Charge is not reflected because the Contracts are designed for long term investment. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

      For those underlying Mutual Fund options which have not been held as sub-accounts within the Variable Account for one of the quoted periods, the standardized average annual total return and nonstandardized total return quotations will show the investment performance such underlying Mutual Fund options would have achieved (reduced by the applicable charges) had they been held as sub-accounts within the Variable Account for the period quoted.

ALL PERFORMANCE INFORMATION AND COMPARATIVE MATERIAL ADVERTISED BY THE COMPANY IS HISTORICAL IN NATURE AND IS NOT INTENDED TO REPRESENT OR GUARANTEE FUTURE RESULTS. AN ANNUITANT'S CONTRACT VALUE AT REDEMPTION MAY BE MORE OR LESS THAN ORIGINAL COST.

                               LEGAL PROCEEDINGS

      There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.

      The General Distributor, Nationwide Financial Services, Inc., is not engaged in any litigation of any material nature.

                         TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
                                                                                                      PAGE
General Information and History . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1

                                      30




                                   32 of 101

Purchase of Securities Being Offered  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Underwriters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Calculations of Performance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Fund Performance Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A
Annuity Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

                                   33 of 101

                                   APPENDIX A

                                 FIXED ACCOUNT

      Purchase payments under the Fixed Account portion of the Contract and transfers to the Fixed Account portion become part of the general account of the Company, which support insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the general account nor any interest therein are generally subject to the provisions of the 1933 or 1940 Acts, and we have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which related to the guaranteed interest portion. Disclosures regarding the Fixed Account portion of the Contract and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                          FIXED ACCOUNT ALLOCATIONS

THE FIXED ACCOUNT

      The Fixed Account is made up of all the general assets of the Company, other than those in the Variable Account and any other segregated asset account. Fixed Account Purchase Payments will be allocated to the Fixed Account by election of the Annuitant at the time of purchase.

      The Company will invest the assets of the Fixed Account in those assets chosen by the Company and allowed by applicable law. Investment income from such Fixed Account assets will be allocated by the Company between itself and the Contracts participating in the Fixed Account.

      The level of annuity payments made to Annuitants under the Contracts will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes this "mortality risk" by virtue of annuity rates incorporated in the Contract which cannot be changed. In addition, the Company guarantees that it will not increase charges for maintenance of the Contracts regardless of its actual expenses.

      Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks borne by the Company in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in the sole discretion of the Company at such rate or rates as the Company prospectively declares from time to time. Any such rate or rates so determined will remain effective for a period of not less than twelve months, and remain at such rate unless changed. However, the Company guarantees that it will credit interest at not less than 3.0% per year (or as otherwise required under state law, or at such minimum rate as stated in the contract when sold). ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3.0% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE ANNUITANT ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3.0% FOR ANY GIVEN YEAR. New purchase payments deposited to the Contract which are


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
allocated to the Fixed Account may receive a different rate of interest than money transferred from the Variable sub-accounts to the Fixed Account and amounts maturing in the Fixed Account at the expiration of an Interest Rate Guarantee Period.

      The Company guarantees that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described above, less the sum of all administrative charges, any applicable premium taxes, and less any amounts surrendered. If the Annuitant effects a surrender, the amount available from the Fixed Account will be reduced by any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge").

TRANSFERS

      Annuitants may at the maturity of an Interest Rate Guarantee Period, transfer a portion of the value of the Fixed Account to the Variable Account. The maximum percentage that may be transferred will be determined by the Company at its sole discretion, but will not be less than 10% of the total value of the portion of the Fixed Account that is maturing and will be declared upon the expiration date of the then current Interest Rate Guarantee Period. The Interest Rate Guarantee Period expires on the final day of a calendar quarter. Transfer under this provision must be made within 45 days after the expiration date of the guarantee period. Annuitants who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging") may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

      Transfers among the sub-accounts may be made either in writing or, in states allowing such transfers, by telephone. This telephone exchange privilege is made available to Annuitants automatically without their having to elect the privilege. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Annuitant and any agent of record, at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. The Company may withdraw the telephone exchange privilege upon 30 days' written notice to Annuitants.

      Any group annuity Contract offered in conjunction with this Prospectus, the assets of which are invested in the general account of the Company may be subject to restrictions on surrender of a plan's or a participant's interest in the annuity Contract, and may require that such a surrender be completed over a period of 5 years.


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
                     ANNUITY PAYMENT PERIOD-FIXED ACCOUNT

FIRST AND SUBSEQUENT PAYMENTS

      A Fixed Annuity is an annuity with payments which are guaranteed by the Company as to dollar amount during the annuity payment period. The first Fixed Annuity payment will be determined by applying the Fixed Account Contract Value to the applicable Annuity Table in accordance with the Annuity Payment Option elected. This will be done at the Annuitization Date on an age last birthday basis. Fixed Annuity payments after the first will not be less than the first Fixed Annuity payment.

      The Company does not credit discretionary interest to Fixed Annuity payments during the annuity payment period for annuity options based on life contingencies. The Annuitant must rely on the Annuity Tables applicable to the Contracts to determine the amount of such Fixed Annuity payments.

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
                                   APPENDIX B

                              PARTICIPATING FUNDS

Delchester Fund-Institutional Class
Investment Objective: Seeks to provide high current income by investing principally in corporate bonds, and also in U.S. Government securities and commercial paper. This fund invests primarily in high-yield securities (junk bonds) and greater risks may be involved with an investment in the fund than an investment in a mutual fund comprised primarily of investment grade bonds.

Dreyfus A Bonds Plus, Inc.
Investment Objective: The Fund's goal is to provide the maximum amount of current income to the extent consistent with the preservation of capital and the maintenance of liquidity. The Fund invests principally in debt obligations of corporations, the U.S. Government and its agencies and instrumentalities, and major U.S. banking institutions. The Fund's investment objective cannot be changed without approval by the holders of a majority (as defined in the Investment Company Act of 1940) of the Fund's outstanding voting shares. There can be no assurance that the Fund's investment objective will be achieved.

The Dreyfus Third Century Fund, Inc.
Investment Objective: Primarily seeks to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards but which also show evidence that they conduct their business, in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

The Evergreen Total Return Fund
Investment Objective: Seeks to achieve a return consisting of current income and capital appreciation in the value of its shares. The emphasis on current income and capital appreciation will be relatively equal although, over time, changes in the outlook for market conditions and the level of interest rates will cause the fund to vary its emphasis between these two elements in its search for the optimum return for its shareholders. The fund seeks to achieve its investment objective through investments in common stocks, preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities. The fund may also write covered call options.

Fidelity Asset Manager (TM)
Investment Objective: Seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments.

Fidelity Equity-Income Fund
Investment Objective: Seeks to obtain reasonable income from a portfolio consisting primarily of income-producing equity securities. The fund seeks a yield which exceeds the composite yield

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
on the securities comprising the Standard & Poor's 500 Composite Stock Price index. In addition, consistent with the above objective, in managing its portfolio, the fund will consider the potential for achieving capital appreciation.

Fidelity Magellan(R) Fund
Investment Objective: Seeks capital appreciation by investing primarily in common stock and securities convertible into common stock. Up to 20% of the fund's assets may also be invested in debt securities of all types and qualities issued by foreign and domestic issuers if the fund's management believes that doing so will result in capital appreciation. No emphasis is placed on dividend income except when the fund's management believes that this income will have a favorable influence on the market value of the security. Because the fund has no limitation on the quality of debt securities in which it may invest, the debt securities in its portfolio may be of poor quality and may present the risk of default or may be in default.

Fidelity Puritan Fund
Investment Objective: Seeks to obtain as much income as possible, consistent with the preservation and conservation of capital, by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds. While emphasis on income is an important objective, this does not preclude growth in capital since some securities offering a better than average yield may also possess some growth possibilities.

Janus Twenty Fund
Investment Objective: Seeks growth of capital in a manner consistent with the preservation of capital. Under normal conditions, the Fund will concentrate its investments in a core position of 20-30 common stocks. However, the percentage of the Fund's assets invested in common stocks will vary, depending upon its investment adviser's opinion of prevailing market, financial and economic conditions. Consequently, the Fund may at times hold substantial positions in cash, or interest bearing securities.

MFS(R) World Governments Fund
Investment Objective: To seek not only preservation, but also growth of capital, together with moderate current income through a professionally managed internationally diversified portfolio consisting primarily of debt securities and, to a lesser extent, equity securities. The fund is designed for investors who wish to diversify their investments beyond the United States and who are prepared to accept the risks entailed in such investments which may be higher than those associated with certain U.S. Investments.

Nationwide(R) Bond Fund
Investment Objective: Seeks to generate a high level of income consistent with capital preservation through investments in high quality bonds and other fixed income securities. Through investment in long-term income obligations, including corporate debt securities, United States and Canadian government obligations and commercial paper, this fund seeks to serve those who are less willing to accept the greater risk and higher volatility of a common stock portfolio.

                                   38 of 101

Nationwide(R) Fund
Investment Objective: Seeks to obtain a reasonable current income on invested capital and possible growth of such income through timely investments in common stocks, convertible issues or bonds. Major emphasis in the selection of investments for this fund is placed on securities which will provide a reasonable current return. Though growth of capital considerations is secondary, an effort is made to select those securities which, while paying a reasonable current return, also hold some promise of long-term growth as well as possibilities of growth of income.

Nationwide(R) Growth Fund
Investment Objective: Seeks to achieve reasonable growth of capital through selective participation in the long-term progress of business without emphasis on current return on invested capital. Major emphasis in the selection of securities for this fund is placed on strong companies which have capable management, and are in fields where social and economic trends, technical developments and new processes or products indicate greater than average growth.

Nationwide(R) Money Market Fund
Investment Objective: Seeks to provide as high a level of current income as is consistent with the preservation of capital and maintenance of liquidity, through a diversified portfolio of high quality money market instruments maturing in one year or less.

Neuberger & Berman Guardian Fund, Inc.
Investment Objective: Seeks capital appreciation through investments generally in dividend-paying issues of established companies that its investment officers believe are well managed. The emphasis of the Fund's investments is on common stock. The Fund diversifies its holdings among different industries and different companies in light of conditions prevailing at any given time. Current income is a secondary objective.

Neuberger & Berman Limited Maturity Bond Fund
Investment Objective: Seeks highest current income consistent with low risk to principal and liquidity. The Fund invests in a diversified portfolio of short-to intermediate-term debt securities and other debt securities with special features producing similar price characteristics. Total return is a secondary objective.

Neuberger & Berman Partners Fund, Inc.
Investment Objective: Seeks capital growth. The fund invests in securities solely on the basis of management's evaluation of their investment merit and potential for growth using a value-oriented approach to the selection of individual securities. The fund's management believes that the fund is an attractive investment vehicle for conservative investors who are interested in long-term appreciation from stock investments, but who have a low tolerance for risk.

Oppenheimer Global Fund
Investment Objective: Seeks capital appreciation. The fund emphasizes investment in foreign and domestic securities considered by the fund's investment manager to have appreciation

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
possibilities, primarily common stocks or securities having investment characteristics of common stocks (such as convertible securities) of "growth-type" companies. As a matter of fundamental policy, under normal market conditions, the fund will invest its total assets in securities of issuers traded in markets in at least three different countries (which may include the United States). The portfolio may also emphasize securities of cyclical industries and "special situations" when the fund's manager believes that they present opportunities for capital growth. The remainder of the fund's invested assets will be invested in securities for liquidity purposes.

Peoples Index Fund, Inc.
Investment Objective: Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The fund's investment objective cannot be changed without approval by the holders of a majority of the fund's outstanding voting shares.

Phoenix Balanced Fund Series
Investment Objective: The Fund seeks reasonable income, long-term capital growth and conservation of capital. It is intended that the Fund will invest in common stocks and fixed income securities, with emphasis on income-producing securities which appear to have some potential for capital enhancement.

Strong Total Return Fund, Inc.
Investment Objective: Seeks a combination of income and capital appreciation which will produce the highest total return while assuming reasonable risks. "Reasonable risks" refers to the advisor's judgment that the risks of investing in the securities in the Total Return Fund's portfolio are no greater than normal. The Total Return Fund invests in common stocks and other equity-type securities; corporate bonds, debentures, and notes; and short-term money market instruments. Common stocks may be either growth or income oriented. Other equity-type securities are limited to convertible bonds, preferred stocks, warrants, and convertible preferred shares. Short-term money market instruments include U.S. Treasury obligations, bank certificates of deposit, commercial paper, and variable-rate master demand notes (floating-rate debt instruments without a fixed maturity). The Total Return Fund may also invest in debt securities issued or guaranteed by the U.S. government and its agencies or instrumentalities.

Templeton Foreign Fund
Investment Objective: Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States. Any income realized will be incidental.

Twentieth Century Growth Investors
Investment Objective: Seeks capital growth through investment in securities which the management considers to have better than average prospects for appreciation of value. The fund's investment approach identifies companies with accelerating earnings and revenues. As part of its strategy, the fund remains essentially fully invested in stocks at all times.

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
Twentieth Century International Equity Fund
Investment Objective: Seeks capital growth by investing in an international portfolio of common stocks, primarily in developed markets; stocks considered by the investment manager to have prospects for appreciation. The fund will invest primarily in common stocks (defined to include depository receipts for common stocks) and other equity equivalents of such companies.

Twentieth Century Ultra Investors
Investment Objective: The investment objective of the fund is to seek capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.

Twentieth Century U.S. Governments Short-Term
Investment Objective: To seek current income and limited price volatility by maintaining an average weighted portfolio maturity of four years or less. U.S. Governments invests in securities of the United States government and its agencies.


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

                      STATEMENT OF ADDITIONAL INFORMATION
                              DECEMBER 1, 1995


         INDIVIDUAL MODIFIED SINGLE PREMIUM DEFERRED VARIABLE ANNUITY
                           CONTRACTS ISSUED BY THE
                         NATIONWIDE VARIABLE ACCOUNT
                     OF NATIONWIDE LIFE INSURANCE COMPANY


      This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated December 1, 1995. The Prospectus may be obtained from Nationwide Life Insurance Company by writing P.O. Box 16609, Columbus, Ohio 43216-6609, or calling 1-800-243-6295,
TDD 1-800-238-3035.


                                            TABLE OF CONTENTS
                                                                                                           PAGE
General Information and History . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Purchase of Securities Being Offered  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
Underwriters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Calculations of Performance . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Fund Performance Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . N/A
Annuity Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

GENERAL INFORMATION AND HISTORY

      The Nationwide Variable Account is a separate investment account of Nationwide Life Insurance Company ("Company"). The Company is a member of the Nationwide Insurance Enterprise and all of the Company's common stock is owned by Nationwide Corporation. Nationwide Corporation is a holding company. All of its common stock is held by Nationwide Mutual Insurance Company (95.3%) and Nationwide Mutual Fire Insurance Company (4.7%).

SERVICES

      The Company, which has responsibility for administration of the Contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Annuitant and the number and type of Contracts issued to each such Annuitant and records with respect to the Contract Value of each Contract.

      The Custodian of the assets of the Variable Account is the Company. The Company will maintain a record of all purchases and redemptions of shares of the underlying Mutual Funds.

      The financial statements and schedule have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, Two Nationwide Plaza, Columbus, Ohio 43215, and upon the authority of said firm as experts in accounting and auditing.

PURCHASE OF SECURITIES BEING OFFERED

      The Contracts will be sold by licensed insurance agents in the states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").

      The Annuitant may transfer up to 100% of the Contract Value from the Variable Account to the Fixed Account. However, the Company, at its sole discretion, reserves the right to limit such transfers to 25% of the Contract Value for any 12 month period. Annuitants may at the maturity of an Interest Rate Guarantee Period transfer a portion of the Contract Value of the Fixed Account to the Variable Account. Such portion will be determined by the Company at its sole discretion (but will not be less than 10% of the total value of the portion of the Fixed Account that is maturing), and will be declared upon the


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                                   42 of 101
expiration date of the then current Interest Rate Guarantee Period. The Interest Rate Guarantee Period expires on the final day of a calendar quarter. Transfer under this provision must be made within 45 days after the termination date of the guarantee period. Annuitants who have entered into a Dollar Cost Averaging agreement with the Company may transfer from the Fixed Account under the terms of that agreement.

      Transfers from the Fixed and Variable Accounts may not be made prior to the first Contract Anniversary. Transfers from the Fixed Account may not be made within 12 months of any prior Transfer. Transfers must also be made prior to the Annuitization Date.

UNDERWRITERS

      The Contracts, which are offered continuously, are distributed by Nationwide Financial Services, Inc. ("NFS"), One Nationwide Plaza, Columbus, Ohio 43216, a wholly owned subsidiary of the Company. During the fiscal years ended December 31, 1994, 1993 and 1992, no underwriting commissions were paid by the Company to NFS.

CALCULATIONS OF PERFORMANCE

      Any current yield quotations of the Nationwide Money Market Fund sub-account, subject to Rule 482 of the Securities Act of 1933, shall consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield shall be calculated by determining the net change, exclusive of capital changes, in the value of hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Annuitant accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year.

      The Nationwide Money Market Fund sub-account's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Nationwide Money Market Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the sub-account determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described "Investment Manager and Other Services" in the Fund's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that an Annuitant's investment in the Nationwide Money Market Fund sub-account is not guaranteed or insured. Yield of other money market funds may not be comparable if a different base period or another method of calculation is used.

      All performance advertising shall also include quotations of standardized average annual total return, calculated in accordance with a standard method prescribed by rules of the Securities and Exchange Commission, to facilitate comparison with standardized Average annual total return advertised for a specific period is found by first taking a hypothetical $1,000 investment in each of the sub-accounts' units on the first day of the period at the offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of a 1.40% Mortality, Expense Risk and Administration Charge. The redeemable value also reflects the effect of any applicable Contingent Deferred Sales Charge that may be imposed at the end of the period (See "Contingent Deferred Sales Charge" located in the prospectus). No deduction is made for premium taxes which may be assessed by certain states. Nonstandardized total return may also be advertised, and is calculated in a manner similar to standardized average annual total return except the nonstandardized total return is based on a hypothetical initial investment of $25,000 and does not reflect the deduction of any applicable Contingent Deferred Sales Charge. Reflecting the Contingent Deferred Sales Charge would decrease



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                                   43 of 101
the level of the performance advertised. The Contingent Deferred Sales Charge is not reflected because the Contract is designed for long term investment. An assumed initial investment of $25,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

      The standardized average annual total return and nonstandardized total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication.
Both the standardized average annual return and the nonstandardized total return will be based on rolling calendar quarters and will cover periods of one, five, and ten years, or a period covering the time the underlying Mutual Fund option held in the sub-account has been in existence, if the underlying Mutual Fund option has not been in existence for one of the prescribed periods. For those underlying Mutual Fund options which have not been held as sub-accounts within the Variable Account for one of the quoted periods, the standardized average annual total return and nonstandardized total return quotations will show the investment performance such underlying Mutual Fund options would have achieved (reduced by the applicable charges) had they been held as sub-accounts within the Variable Account for the period quoted.

      Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance, therefore, would not be considered a guarantee of future performance. Factors affecting a sub-account's performance include general market conditions, operating expenses and investment management. An Annuitant's account when redeemed may be more or less than original cost.

ANNUITY PAYMENTS

      See "Frequency and Amount of Annuity payments" located in the prospectus.



                                      3

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

--------------------------------------------------------------------------------


                          Independent Auditors' Report

The Board of Directors and Contract Owners of
   Nationwide Variable Account
   Nationwide Life Insurance Company:

      We have audited the accompanying statement of assets, liabilities and contract owners' equity of Nationwide Variable Account as of December 31, 1994, and the related statements of operations and changes in contract owners' equity for each of the years in the three year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994, by correspondence with the custodian and the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Variable Account as of December 31, 1994, and the results of its operations and its changes in contract owners' equity for each of the years in the three year period then ended in conformity with generally accepted accounting principles.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
February 3, 1995


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
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

                          NATIONWIDE VARIABLE ACCOUNT
          STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS' EQUITY

                               December 31, 1994

ASSETS:
   Investments at market value:
      Delaware Group Delchester High-Yield Bond Fund, Inc.  -- Delchester Fund
      Institutional Class (DeHyBd)
         78,981 shares (cost $537,991)...............................................................     $       477,834

      Dreyfus A Bonds Plus, Inc. (DryABds)
         10,518 shares (cost $143,128)...............................................................             139,255

      The Dreyfus Third Century Fund, Inc. (Dry3dCen)
         10,740 shares (cost $79,932)................................................................              70,130

      The Evergreen Total Return Fund (EvTotRet)
         31,038 shares (cost $614,814)...............................................................             528,571

      Fidelity Asset ManagerTM (FidAsMgr)
         104,428 shares (cost $1,542,317)............................................................           1,444,234

      Fidelity Capital & Income Fund (FidCapIn)
         179,336 shares (cost $1,404,831)............................................................           1,547,671

      Fidelity Equity-Income Fund (FidEqInc)
         355,682 shares (cost $10,303,628)...........................................................          10,919,445

      Fidelity Magellan(R) Fund (FidMgln)
         55,001 shares (cost $3,759,696).............................................................           3,674,073

      Fidelity Puritan Fund (FidPurtn)
         130,865 shares (cost $2,075,074)............................................................           1,938,112

      Fidelity VIP -- High Income Portfolio (FidHiInc)
         51,607 shares (cost $590,615)...............................................................             555,293

      Janus Twenty Fund (Jan20Fd)
         21,508 shares (cost $507,007)...............................................................             488,441

      MFS(R) World Governments Fund -- Class A (MFSWdGvt)
         114,322 shares (cost $1,401,399)............................................................           1,247,257

      Nationwide(R) Bond Fund (NWBdFd)
         131,666 shares (cost $1,275,646)............................................................           1,109,942

      Nationwide(R) Fund (NWFund)
         101,607 shares (cost $1,490,941)............................................................           1,477,364

      Nationwide(R) Growth Fund (NWGroFd)
         232,508 shares (cost $2,236,615)............................................................           2,490,156


                                  46 of 101

      Nationwide(R) Money Market Fund (NWMyMkt)
         7,253,994 shares (cost $7,253,994)..........................................................           7,253,994

      Neuberger & Berman Guardian Fund (NBGuard)
         13,512 shares (cost $250,955)...............................................................             246,331

      Neuberger & Berman Limited Maturity Bond Fund (NBLtdMat)
         89,885 shares (cost $899,753)...............................................................             877,274

      Neuberger & Berman Partners Fund (NBPartFd)
         23,146 shares (cost $481,129)...............................................................             428,660

      Oppenheimer Global Fund (OppGlob)
         37,031 shares (cost $1,342,621 )............................................................           1,182,773

      Peoples Index Fund,(R) Inc. (PeoIxFd)
         9,531 shares (cost $150,122)................................................................             136,194

      Phoenix Balanced Fund Series (PhxBalFd)
         5,686 shares (cost $86,860).................................................................              84,316

      Strong Total Return Fund, Inc. (StTotRet)
         9,924 shares (cost $242,162)................................................................             234,396

      Twentieth Century Growth Investors (TCGroInv)
         664,003 shares (cost $14,853,843)...........................................................          12,443,422

      Twentieth Century Ultra Investors (TCUltra)
         52,591 shares (cost $1,074,647).............................................................           1,049,192

      Twentieth Century U.S. Governments Short-Term (TCUSGvt)
         376,733 shares (cost $3,584,714)............................................................           3,450,876
                                                                                                          ---------------
               Total investments.....................................................................          55,495,206

   Accounts receivable...............................................................................               1,215
                                                                                                          ---------------
               Total assets..........................................................................          55,496,421

ACCOUNTS PAYABLE.....................................................................................                 565
                                                                                                          ---------------
CONTRACT OWNERS' EQUITY (NOTE 4) ....................................................................     $    55,495,856
                                                                                                          ===============



See accompanying notes to financial statements.

--------------------------------------------------------------------------------

                                  47 of 101

--------------------------------------------------------------------------------

                          NATIONWIDE VARIABLE ACCOUNT

        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY

                  Years Ended December 31, 1994, 1993 and 1992

                                                                          1994             1993              1992
                                                                      ------------      -----------       -----------
INVESTMENT ACTIVITY:

   Reinvested capital gains and dividends......................       $  4,476,720        2,952,700         1,486,021
                                                                      ------------      -----------       -----------
   Gain (loss) on investments:
      Proceeds from redemptions of mutual fund shares..........         19,343,653       14,007,169        16,523,949
      Cost of mutual fund shares sold..........................        (18,215,058)     (11,941,205)      (14,871,699)
                                                                      ------------      -----------       -----------
      Realized gain on investments.............................          1,128,595        2,065,964         1,652,250
      Change in unrealized (loss) on investments...............         (5,977,389)        (991,082)       (1,616,627)
                                                                      ------------      -----------       -----------
         Net gain (loss) on investments........................         (4,848,794)       1,074,882            35,623
                                                                      ------------      -----------       -----------
                 Net investment activity.......................           (372,074)       4,027,582         1,521,644
                                                                      ------------      -----------       -----------

EQUITY TRANSACTIONS:

   Purchase payments received from contract
      owners...................................................         16,078,025        5,555,624         2,131,494
   Redemptions.................................................         (5,989,583)      (5,484,670)       (4,871,513)
   Annuity benefits............................................            (19,197)         (19,218)          (18,870)
   Adjustments to maintain reserves............................              1,593            2,272             1,098
                                                                      ------------      -----------       -----------
                 Net equity transactions.......................         10,070,838           54,008        (2,757,791)
                                                                      ------------      -----------       -----------

EXPENSES (NOTE 2):

   Contract charges............................................           (735,120)        (641,707)         (640,890)
   Contingent deferred sales charges...........................            (50,816)         (70,164)          (44,137)
                                                                      ------------      -----------       -----------
                 Total expenses................................           (785,936)        (711,871)         (685,027)
                                                                      ------------      -----------       -----------

NET CHANGE IN CONTRACT OWNERS' EQUITY..........................          8,912,828        3,369,719        (1,921,174)
CONTRACT OWNERS' EQUITY BEGINNING OF PERIOD....................         46,583,028       43,213,309        45,134,483
                                                                      ------------      -----------       -----------
CONTRACT OWNERS' EQUITY END OF PERIOD..........................       $ 55,495,856       46,583,028        43,213,309
                                                                      ============      ===========       ===========




See accompanying notes to financial statements.

--------------------------------------------------------------------------------

                                  48 of 101

                          NATIONWIDE VARIABLE ACCOUNT
                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1994, 1993 and 1992

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   (a) Organization

      The Nationwide Variable Account (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on March 3, 1976. The Account has been registered as a unit investment trust under the Investment Company Act of 1940.

   (b) The Contracts

      Only flexible purchase payment contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees, are offered for purchase. See note 2 for a discussion of contract expenses.

      With certain exceptions, contract owners in either the accumulation or the payout phase may invest in the following:

         Delaware Group Delchester High-Yield Bond Fund, Inc.  -- Delchester
           Fund Institutional Class (DeHyBd)

         Dreyfus A Bonds Plus, Inc. (DryABds)

         The Dreyfus Third Century Fund, Inc. (Dry3dCen)

         The Evergreen Total Return Fund (EvTotRet)

         Fidelity Asset Manager(TM) (FidAsMgr)

         Fidelity Capital & Income Fund (FidCapIn)
           (not available for additional purchase payments or exchanges after May 1, 1991)

         Fidelity Equity-Income Fund (FidEqInc)

         Fidelity Magellan(R) Fund (FidMgln)

         Fidelity Puritan Fund (FidPurtn)

         Portfolio of the Fidelity Variable Insurance Products Fund
           (Fidelity VIP);
           Fidelity VIP -- High Income Portfolio (FidHiInc) (not available for additional purchase payments or exchanges after December 1, 1993)

         Janus Twenty Fund (Jan20Fd)

         MFS(R) World Governments Fund  -- Class A (MFSWdGvt)

         Nationwide(R) Bond Fund (NWBdFd) (managed for a fee by an affiliated investment advisor)

         Nationwide(R) Fund (NWFund) (managed for a fee by an affiliated investment advisor)

         Nationwide(R) Growth Fund (NWGroFd) (managed for a fee by an affiliated investment advisor)

         Nationwide(R) Money Market Fund (NWMyMkt) (managed for a fee by an affiliated investment advisor)

         Neuberger & Berman Guardian Fund (NBGuard)

         Neuberger & Berman Limited Maturity Bond Fund (NBLtdMat)

         Neuberger & Berman Partners Fund (NBPartFd)

         Oppenheimer Global Fund (OppGlob)

         Peoples Index Fund,(R) Inc. (PeoIxFd)

         Phoenix Balanced Fund Series (PhxBalFd)

         Strong Total Return Fund, Inc. (StTotRet)

         Twentieth Century Growth Investors (TCGroInv)

         Twentieth Century Ultra Investors (TCUltra)

         Twentieth Century U.S. Governments Short-Term (TCUSGvt)

      At December 31, 1994, contract owners have invested in all of the above funds.


                                  49 of 101

      The contract owners' equity is affected by the investment results of each fund and certain contract expenses (see note 2). The accompanying financial statements include only contract owners' purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

   (c) Security Valuation, Transactions and Related Investment Income

      The market value of investments is based on the closing bid prices at December 31, 1994. The cost of investments sold is determined on a specific identification basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date.

   (d) Federal Income Taxes

      Operations of the Account form a part of, and are taxed with, operations of the Company which is taxed as a life insurance company under the Internal Revenue Code.

      The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

(2)   Expenses

      The Company does not deduct a sales charge from purchase payments received from the contract owners. However, if any part of the contract value of such contracts is surrendered, the Company will, with certain exceptions, deduct from a contract owner's contract value a contingent deferred sales charge. For contracts issued prior to January 1, 1993, the contingent deferred sales charge will be equal to 5% of the lesser of the total of all purchase payments made within 96 months prior to the date of the request for surrender or the amount surrendered. For contracts issued on or after January 1, 1993, the Company will deduct a contingent deferred sales charge not to exceed 7% of the lesser of purchase payments or the amount surrendered, such charge declining 1% per year, to 0%, after the purchase payment has been held in the contract for 84 months. No sales charges are deducted on redemptions used to purchase units in the fixed investment options of the Company.

      The following administrative charges are deducted by the Company: (a) an annual contract maintenance charge of $30, with certain exceptions, which is satisfied by surrendering units; and (b) for contracts issued prior to January 1, 1993, a charge for mortality and expense risk assessed through the daily unit value calculation equal to an annual rate of 0.80% and 0.50%, respectively; for contracts issued on or after January 1, 1993, a mortality risk charge, an expense risk charge and an administration charge assessed through the daily unit value calculation equal to an annual rate of 0.80%, 0.45% and 0.05%, respectively.

(3)   Schedule I

      Schedule I presents the components of the change in the unit values, which are the basis for contract owners' equity. This schedule is presented for each series in the following format:

           -  Beginning unit value - Jan. 1

           -  Reinvested capital gains and dividends
              (This amount reflects the increase in the unit value due to capital gains and dividend distributions from the underlying mutual funds.)

           -  Unrealized gain (loss)
              (This amount reflects the increase (decrease) in the unit value resulting from the market appreciation (depreciation) of the fund.)

           -  Contract charges
              (This amount reflects the decrease in the unit value due to the mortality risk charge, an expense risk charge and an administration charge discussed in note 2.)

           -  Ending unit value - Dec. 31

           -  Percentage increase (decrease) in unit value.

      For contracts in the payout phase, an assumed investment return of 3.5%, used in the calculation of the annuity benefit payment amount, results in a corresponding reduction in the components of the unit values as shown in
Schedule I.

                                  50 of 101

(4) Components of Contract Owners' Equity

      The following is a summary of contract owners' equity at December 31, 1994, for each series, in both the accumulation and payout phases.


Contract owners' equity represented by:                              Units              Unit Value
                                                                     -----              ----------
Contracts in accumulation phase:
   Delaware Group Delchester High-Yield
   Bond Fund, Inc.  -- Delchester Fund
   InstitutionalClass:
      Tax qualified..................................                43,997          $    10.867271        $     478,127
   Dreyfus A Bonds Plus, Inc.:
      Tax qualified..................................                15,283                9.110600              139,237
   The Dreyfus Third Century Fund, Inc.:
      Tax qualified..................................                 7,325                9.570659               70,105
   The Evergreen Total Return Fund:
      Tax qualified..................................                51,305               10.301799              528,534
   Fidelity Asset ManagerTM:
      Tax qualified..................................               150,536                9.589367            1,443,545
   Fidelity Capital & Income Fund:
      Tax qualified..................................                47,236               32.589111            1,539,379
   Fidelity Equity-Income Fund:
      Tax qualified..................................               306,544               35.576037           10,905,621
   Fidelity Magellan(R) Fund:
      Tax qualified..................................               307,064               11.964387            3,673,833
   Fidelity Puritan Fund:
      Tax qualified..................................               161,179               12.020413            1,937,438
   Fidelity VIP -- High Income Portfolio:
      Tax qualified..................................                34,151               16.267014              555,535
   Janus Twenty Fund:
      Tax qualified..................................                56,135                8.701036              488,433
   MFS(R) World Governments Fund  -- Class A:
      Tax qualified..................................                39,642               31.104159            1,233,031
   Nationwide(R) Bond Fund:
      Tax qualified..................................                35,282               30.832258            1,087,824
      Non-tax qualified..............................                   657               30.700082               20,170
   Nationwide(R) Fund:
      Tax qualified..................................                32,311               45.095466            1,457,080
      Non-tax qualified..............................                   259               46.971513               12,166
   Nationwide(R) Growth Fund:
      Tax qualified..................................                48,009               51.535806            2,474,183
      Non-tax qualified..............................                   121               54.415339                6,584
   Nationwide(R) Money Market Fund:
      Tax qualified - Pre 12/25/82...................                56,127               22.850271            1,282,517
      Tax qualified..................................               326,464               18.146709            5,924,247
      Non-tax qualified..............................                 1,329               22.994681               30,560
   Neuberger & Berman Guardian Fund:
      Tax qualified..................................                25,549                9.640402              246,303
   Neuberger & Berman Limited Maturity Bond Fund:
      Tax qualified..................................                89,231                9.833352              877,440
   Neuberger & Berman Partners Fund:
      Tax qualified..................................                38,329               11.183371              428,647
   Oppenheimer Global Fund:
      Tax qualified..................................                87,590               13.503390            1,182,762
   Peoples Index Fund,(R) Inc.:
      Tax qualified..................................                12,668               10.749166              136,170
   Phoenix Balanced Fund Series:
      Tax qualified..................................                 9,028                9.338434               84,307
   Strong Total Return Fund, Inc.:
      Tax qualified..................................                19,727               11.881033              234,377
   Twentieth Century Growth Investors:
      Tax qualified..................................               324,141               38.113717           12,354,218
   Twentieth Century Ultra Investors:
      Tax qualified..................................               116,020                9.043121            1,049,183
   Twentieth Century U.S. Governments Short-Term:
      Tax qualified..................................               183,649               18.748399            3,443,125
Reserves for annuity contracts in payout phase:                     =======          ==============
      Tax qualified..................................                                                            171,175
                                                                                                           -------------
                                                                                                           $  55,495,856
                                                                                                           =============



-------------------------------------------------------------------------------

                                  51 of 101

                                                                      Schedule I

                          NATIONWIDE VARIABLE ACCOUNT

                                 TAX QUALIFIED

                       SCHEDULES OF CHANGES IN UNIT VALUE

                  Years Ended December 31, 1994, 1993 and 1992





                                      DeHyBd       DryABds      Dry3dCen      EvTotRet
                                      ------       -------      --------      --------
1994

  Beginning unit value - Jan. 1     $11.511092    10.000000     10.477293     11.153183
  Reinvested capital gains
    and dividends                     1.272604      .673864      1.340681       .771284
  Unrealized gain (loss)             (1.770117)   (1.452714)    (2.117415)    (1.484673)
  Contract charges                    (.146308)    (.110550)     (.129900)     (.137995)
  Ending unit value - Dec. 31       $10.867271     9.110600      9.570659     10.301799
  Percentage increase
    (decrease) in
    unit value* (a)                    (6)%         (9)%(b)        (9)%          (8)%

1993

  Beginning unit value - Jan. 1     $10.000000       **         10.000000     10.000000
  Reinvested capital gains
    and dividends                     1.182306                    .763556      1.208371
  Unrealized gain (loss)               .471495                   (.155922)      .084471
  Contract charges                    (.142709)                  (.130341)     (.139659)
  Ending unit value - Dec. 31       $11.511092                  10.477293     11.153183
  Percentage increase
    (decrease) in
    unit value* (a)                  15%(b)                        5%(b)       12%(b)

1992

  Beginning unit value - Jan. 1        **            **             **           **
  Reinvested capital gains
    and dividends
  Unrealized gain (loss)
  Contract charges
  Ending unit value - Dec. 31
  Percentage increase
    (decrease) in
    unit value* (a)



                                        FidAsMgr      FidCapIn      FidEqInc       FidMgln      FidPurtn
                                        --------      --------      --------       -------      --------
1994

  Beginning unit value - Jan. 1         10.415849     34.612981     35.955883     12.346838     11.972512
  Reinvested capital gains
    and dividends                         .386944      2.899199      3.474735       .480494       .964375
  Unrealized gain (loss)                (1.082752)    (4.479225)    (3.384084)     (.704119)     (.757623)
  Contract charges                       (.130674)     (.443844)     (.470497)     (.158826)     (.158851)
  Ending unit value - Dec. 31            9.589367     32.589111     35.576037     11.964387     12.020413
  Percentage increase
    (decrease) in
    unit value* (a)                         (8)%         (6)%          (1)%           (3)%           0%

1993

  Beginning unit value - Jan. 1         10.000000     28.076548     30.029661     10.000000     10.000000
  Reinvested capital gains
    and dividends                         .409348      2.810534      1.323037      1.173742      1.451507
  Unrealized gain (loss)                  .034341      4.147502      5.040278      1.321301       .666192
  Contract charges                       (.027840)     (.421603)     (.437093)     (.148205)     (.145187)
  Ending unit value - Dec. 31           10.415849     34.612981     35.955883     12.346838     11.972512
  Percentage increase
    (decrease) in
    unit value* (a)                       4%(b)           23%           20%         23%(b)        20%(b)

1992

  Beginning unit value - Jan. 1            **        $22.214568     26.531856         **            **
  Reinvested capital gains
    and dividends                                      2.087748      1.097562
  Unrealized gain (loss)                               4.120349      2.766580
  Contract charges                                     (.346117)     (.366337)
  Ending unit value - Dec. 31                        $28.076548     30.029661
  Percentage increase
    (decrease) in
    unit value* (a)                                      26%           13%

 *An annualized rate of return cannot be determined as:

    (a) Contract charges do not include the annual contract maintenance charge discussed in note 2; and
    (b) This investment option was not utilized for the entire year indicated.

**This investment option was not available or was not utilized.


                                  52 of 101

                          NATIONWIDE VARIABLE ACCOUNT

                                 TAX QUALIFIED

                       SCHEDULES OF CHANGES IN UNIT VALUE

                  Years Ended December 31, 1994, 1993 and 1992


                                     FidHiInc       Jan20Fd      MFSWdGvt       NWBdFd         NWFund         NWGroFd
                                     --------       -------      --------       ------         ------         -------
1994
  Beginning unit value - Jan. 1     $16.739460     9.451097     33.728667     33.991130      45.422888       51.458079
  Reinvested capital gains
    and dividends                     1.533862      .025710      1.658769      2.317590       4.420863        1.956402
  Unrealized gain (loss)             (1.790091)    (.657508)    (3.874555)    (5.061696)     (4.160340)      (1.208860)
  Contract charges                    (.216217)    (.118263)     (.408722)     (.414766)      (.587945)       (.669815)
  Ending unit value - Dec. 31       $16.267014     8.701036     31.104159     30.832258      45.095466       51.535806
  Percentage increase
    (decrease) in
    unit value* (a)                    (3)%          (8)%          (8)%          (9)%           (1)%             0%

1993

  Beginning unit value - Jan. 1     $14.073333    10.000000     28.864451     31.104546     43.104048        46.832151
  Reinvested capital gains
    and dividends                     1.157225      .264912      3.190912      2.458273      3.251045         1.830294
  Unrealized gain (loss)              1.712047     (.787472)     2.083311       .864801      (.371871)        3.434588
  Contract charges                    (.203145)    (.026343)     (.410007)     (.436490)     (.560334)        (.638954)
  Ending unit value - Dec. 31       $16.739460     9.451097     33.728667     33.991130     45.422888        51.458079
  Percentage increase
    (decrease) in
    unit value* (a)                     19%         (5)%(b)        17%            9%            5%              10%

1992

  Beginning unit value - Jan. 1     $11.587552        **        28.856612     29.186916     42.418147        44.639577
  Reinvested capital gains
    and dividends                      .981520                   2.931651      2.522298      1.989329         1.831527
  Unrealized gain (loss)              1.678568                  (2.544051)     (.214142)     (.760657)         .949775
  Contract charges                    (.174307)                  (.379761)     (.390526)     (.542771)        (.588728)
  Ending unit value - Dec. 31       $14.073333                  28.864451     31.104546     43.104048        46.832151
  Percentage increase
    (decrease) in
    unit value* (a)                    21%                          0%            7%            2%               5%



                                         NWMyMkt
                                       Pre 12/25/82     NWMyMkt        NBGuard
                                       ------------     -------        -------
1994
  Beginning unit value - Jan. 1         22.315407      17.721943      10.000000
  Reinvested capital gains
    and dividends                         .829315        .658609        .249418
  Unrealized gain (loss)                  .000000        .000000       (.492915)
  Contract charges                       (.294451)      (.233843)      (.116101)
  Ending unit value - Dec. 31           22.850271      18.146709       9.640402
  Percentage increase
    (decrease) in
    unit value* (a)                         2%              2%          (4)%(b)

1993

  Beginning unit value - Jan. 1         22.042019      17.504831          **
  Reinvested capital gains
    and dividends                         .563931        .447841
  Unrealized gain (loss)                  .000000        .000000
  Contract charges                       (.290543)      (.230729)
  Ending unit value - Dec. 31           22.315407      17.721943
  Percentage increase
    (decrease) in
    unit value* (a)                         1%             1%

1992

  Beginning unit value - Jan. 1         21.636991      17.183173          **
  Reinvested capital gains
    and dividends                         .691506        .549166
  Unrealized gain (loss)                  .000000        .000000
  Contract charges                       (.286478)      (.227508)
  Ending unit value - Dec. 31           22.042019      17.504831
  Percentage increase
    (decrease) in
    unit value* (a)                         2%              2%

 *An annualized rate of return cannot be determined as:

    (a) Contract charges do not include the annual contract maintenance charge discussed in note 2; and
    (b) This investment option was not utilized for the entire year indicated.

**This investment option was not available or was not utilized.

                                  53 of 101

                                                           Schedule I, continued

                          NATIONWIDE VARIABLE ACCOUNT
                                 TAX QUALIFIED

                       SCHEDULES OF CHANGES IN UNIT VALUE
                  Years Ended December 31, 1994, 1993 and 1992


                                      NBLtdMat     NBPartFd      OppGlob      PeoIxFd     PhxBalFd      StTotRet       TCGroInv
                                      --------     --------      -------      -------     --------      --------       --------
1994

  Beginning unit value - Jan. 1     $  9.995028    11.548721    14.119303    10.819026    10.000000     12.205201      39.197771
  Reinvested capital gains
    and dividends                       .555641      .945341     1.418589     1.169814      .295350       .172665       5.656730
  Unrealized gain (loss)               (.588488)   (1.162325)   (1.850696)   (1.099729)    (.843207)     (.340340)     (6.232359)
  Contract charges                     (.128829)    (.148366)    (.183806)    (.139945)    (.113709)     (.156493)      (.508425)
  Ending unit value - Dec. 31       $  9.833352    11.183371    13.503390    10.749166     9.338434     11.881033      38.113717
  Percentage increase
    (decrease) in
    unit value* (a)                      (2)%         (3)%          (4)%         (1)%        (7)%(b)       (3)%           (3)%

1993

  Beginning unit value - Jan. 1      $10.000000    10.000000    10.000000    10.000000        **        10.000000      38.275689
  Reinvested capital gains
    and dividends                       .190065     1.163476     1.251857      .620996                    .191064       4.379740
  Unrealized gain (loss)               (.162079)     .524641     3.014957      .332942                   2.158921      (2.963789)
  Contract charges                     (.032958)    (.139396)    (.147511)    (.134912)                  (.144784)      (.493869)
  Ending unit value - Dec. 31        $ 9.995028    11.548721    14.119303    10.819026                  12.205201      39.197771
  Percentage increase
    (decrease) in
    unit value* (a)                        0%(b)       15%(b)        41%(b)        8%(b)                    22%(b)          2%

1992

  Beginning unit value - Jan. 1            **           **            **            **        **              **      $40.518750
  Reinvested capital gains
    and dividends                                                                                                        .566941
  Unrealized gain (loss)                                                                                               (2.322093)
  Contract charges                                                                                                      (.487909)
  Ending unit value - Dec. 31                                                                                         $38.275689
  Percentage increase
    (decrease) in
    unit value* (a)                                                                                                       (6)%


                                       TCUltra      TCUSGvt
                                       -------      -------
1994

  Beginning unit value - Jan. 1        9.505758    19.087872
  Reinvested capital gains
    and dividends                       .283163      .888205
  Unrealized gain (loss)               (.626504)    (.981660)
  Contract charges                     (.119296)    (.246018)
  Ending unit value - Dec. 31          9.043121    18.748399
  Percentage increase
    (decrease) in
    unit value* (a)                     (5)%        (2)%

1993

  Beginning unit value - Jan. 1       10.000000    18.563845
  Reinvested capital gains
    and dividends                       .000000      .652799
  Unrealized gain (loss)               (.468221)     .119394
  Contract charges                     (.026021)    (.248166)
  Ending unit value - Dec. 31          9.505758    19.087872
  Percentage increase
    (decrease) in
    unit value* (a)                     (5)%(b)       3%

1992

  Beginning unit value - Jan. 1            **      18.018283
  Reinvested capital gains
    and dividends                                    .801196
  Unrealized gain (loss)                            (.016609)
  Contract charges                                  (.239025)
  Ending unit value - Dec. 31                      18.563845
  Percentage increase
    (decrease) in
    unit value* (a)                                    3%


   *An annualized rate of return cannot be determined as:

      (a) Contract charges do not include the annual contract maintenance charge discussed in note 2; and

      (b) These investment options were not utilized

          for the entire year indicated.

  **This investment option was not available or was not utilized.

                                  54 of 101

--------------------------------------------------------------------------------
                                                           Schedule I, continued

                          NATIONWIDE VARIABLE ACCOUNT

                               NON-TAX QUALIFIED

                       SCHEDULES OF CHANGES IN UNIT VALUE

                  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                                       NWBdFd             NWFund              NWGroFd           NWMyMkt
                                                       ------             ------              -------           -------
1994
   Beginning unit value - Jan. 1                     $33.845410          47.312558          54.333269          22.456439
------------------------------------------------------------------------------------------------------------------------
   Reinvested capital gains and dividends              2.307668           4.604779           2.065716            .834547
------------------------------------------------------------------------------------------------------------------------
   Unrealized gain (loss)                             (5.040000)         (4.333421)         (1.276404)           .000000
------------------------------------------------------------------------------------------------------------------------
   Contract charges                                    (.412996)          (.612403)          (.707242)          (.296305)
------------------------------------------------------------------------------------------------------------------------
   Ending unit value - Dec. 31                       $30.700082          46.971513          54.415339          22.994681
------------------------------------------------------------------------------------------------------------------------
   Percentage increase (decrease) in
      unit value*                                         (9)%              (1)%                0%                2%
========================================================================================================================

1993

   Beginning unit value - Jan. 1                     $30.971200          44.897247          49.448867          22.181323
------------------------------------------------------------------------------------------------------------------------
   Reinvested capital gains and dividends              2.447737           3.386294           1.932560            .567483
------------------------------------------------------------------------------------------------------------------------
   Unrealized gain (loss)                               .861084           (.387333)          3.626496            .000000
------------------------------------------------------------------------------------------------------------------------
   Contract charges                                    (.434611)          (.583650)          (.674654)          (.292367)
------------------------------------------------------------------------------------------------------------------------
   Ending unit value - Dec. 31                       $33.845410          47.312558          54.333269          22.456439
------------------------------------------------------------------------------------------------------------------------
   Percentage increase (decrease) in
      unit value*                                          9%                5%                10%                 1%
========================================================================================================================

1992

   Beginning unit value - Jan. 1                     $29.061793          44.182806          47.133788          21.773734
------------------------------------------------------------------------------------------------------------------------
   Reinvested capital gains and dividends              2.511492           2.072087           1.933862            .695865
------------------------------------------------------------------------------------------------------------------------
   Unrealized gain (loss)                              (.213146)          (.792298)          1.002838            .000000
------------------------------------------------------------------------------------------------------------------------
   Contract charges                                    (.388939)          (.565348)          (.621621)          (.288276)
------------------------------------------------------------------------------------------------------------------------
   Ending unit value - Dec. 31                       $30.971200          44.897247          49.448867          22.181323
------------------------------------------------------------------------------------------------------------------------
   Percentage increase (decrease) in
      unit value*                                          7%                2%                 5%                 2%
========================================================================================================================

* An annualized rate of return cannot be determined as contract charges do not include the annual contract maintenance charge discussed in note 2.


See accompanying independent auditors' report.

--------------------------------------------------------------------------------

                                  55 of 101

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company (a wholly owned subsidiary of Nationwide Corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Participating insurance and the related surplus are discussed in note 13. The Company and its counsel are of the opinion that the ultimate ownership of the participating surplus in excess of the contemplated equitable policyholder dividends belongs to the shareholder. The accompanying consolidated financial statements are presented on such basis.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, in 1994 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

In 1993, the Company adopted the provisions of SFAS No. 109, Accounting for Income Taxes and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
February 27, 1995




                                  56 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                          Consolidated Balance Sheets

                           December 31, 1994 and 1993
                                (000's omitted)

                                     Assets                                                1994                1993
                                     ------                                             -----------         ----------
Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturities (cost $8,318,865 in 1994)                                        $ 8,045,906                 -
      Equity securities (cost $18,373 in 1994; $8,263 in 1993)                               24,713            16,593
   Fixed maturities held-to-maturity, at amortized cost (fair value $3,602,310
      in 1994; $10,886,820 in 1993)                                                       3,688,787        10,120,978
   Mortgage loans on real estate                                                          4,222,284         3,871,560
   Real estate                                                                              252,681           253,831
   Policy loans                                                                             340,491           315,898
   Other long-term investments                                                               63,914           118,490
   Short-term investments (note 14)                                                         131,643            41,797
                                                                                        -----------       -----------
                                                                                         16,770,419        14,739,147
                                                                                        -----------       -----------

Cash                                                                                          7,436            21,835
Accrued investment income                                                                   220,540           190,886
Deferred policy acquisition costs                                                         1,064,159           811,944
Deferred Federal income tax                                                                  36,515                 -
Other assets                                                                                790,603           636,161
Assets held in Separate Accounts (note 8)                                                12,222,461         9,006,388
                                                                                        -----------       -----------
                                                                                        $31,112,133        25,406,361
                                                                                        ===========       ===========

                      Liabilities and Shareholder's Equity
                      ------------------------------------

Future policy benefits and claims (notes 6 and 8)                                        16,321,461        14,092,255
Policyholders' dividend accumulations                                                       338,058           322,686
Other policyholder funds                                                                     72,770            71,959
Accrued Federal income tax (note 7):
   Current                                                                                   13,126            12,294
   Deferred                                                                                       -            31,659
                                                                                        -----------       -----------
                                                                                             13,126            43,953
                                                                                        -----------       -----------

Other liabilities                                                                           235,778           217,952
Liabilities related to Separate Accounts (note 8)                                        12,222,461         9,006,388
                                                                                        -----------       -----------
                                                                                         29,203,654        23,755,193
                                                                                        -----------       -----------

Shareholder's equity (notes 3, 4, 7 and 13):
   Capital shares, $1 par value.  Authorized 5,000 shares, issued and
     outstanding 3,815 shares                                                                 3,815             3,815
   Paid-in additional capital                                                               622,753           422,753
   Unrealized gains (losses) on securities available-for-sale, net of adjustment to deferred policy acquisition costs of $82,525 ($0 in 1993) and net of
     deferred Federal income tax benefit of $64,425 ($1,583 expense in 1993)               (119,668)            6,747
   Retained earnings                                                                      1,401,579         1,217,853
                                                                                        -----------       -----------
                                                                                          1,908,479         1,651,168
                                                                                        -----------       -----------
Commitments and contingencies (notes 9 and 16)
                                                                                        $31,112,133        25,406,361
                                                                                        ===========       ===========

See accompanying notes to consolidated financial statements.

                                  57 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                       Consolidated Statements of Income

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)

                                                                            1994             1993             1992
                                                                         ----------       ----------       ----------
Revenues (note 17):
   Traditional life insurance premiums                                   $  209,538          215,715          226,888
   Accident and health insurance premiums                                   324,524          312,655          430,009
   Universal life and investment product policy charges                     239,021          188,057          148,464
   Net investment income (note 5)                                         1,289,501        1,204,426        1,120,157
   Net ceded commissions from disposition of credit life and
     credit accident and health business (note 12)                                -                -           27,115
   Realized gains (losses) on investments (notes 5 and 14)                  (16,384)         113,673          (19,315)
                                                                         ----------       ----------       ----------
                                                                          2,046,200        2,034,526        1,933,318
                                                                         ----------       ----------       ----------
Benefits and expenses:
   Benefits and claims                                                    1,279,763        1,236,906        1,319,735
   Provision for policyholders' dividends on participating
     policies (note 13)                                                      46,061           53,189           61,834
  Amortization of deferred policy acquisition costs                          94,744          102,134           99,197
  Other operating costs and expenses                                        352,402          329,396          321,993
                                                                         ----------       ----------       ----------
                                                                          1,772,970        1,721,625        1,802,759
                                                                         ----------       ----------       ----------
          Income before Federal income tax and cumulative
            effect of changes in accounting principles                      273,230          312,901          130,559
                                                                         ----------       ----------       ----------

Federal income tax (note 7):
   Current expense                                                           79,847           75,124           47,402
   Deferred expense (benefit)                                                 9,657           31,634          (13,660)
                                                                         ----------       ----------       ----------
                                                                             89,504          106,758           33,742
                                                                         ----------       ----------       ----------

          Income before cumulative effect of changes in
            accounting principles                                           183,726          206,143           96,817

Cumulative effect of changes in accounting principles,
   net of tax (note 3)                                                            -            5,365                -
                                                                         ----------       ----------       ----------
          Net income                                                     $  183,726          211,508           96,817
                                                                         ==========       ==========       ==========



         See accompanying notes to consolidated financial statements.


                                  58 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                Consolidated Statements of Shareholder's Equity

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)

                                                                        Unrealized
                                                                      gains (losses)
                                                        Paid-in       on securities                             Total
                                        Capital       additional      available-for-        Retained        shareholder's
                                         shares         capital         sale, net           earnings           equity
                                       ---------      -----------     --------------       ----------       -------------
1992:
   Balance, beginning of year           $  3,815         311,753              96,048          933,179           1,344,795
   Dividends paid to shareholder               -               -                   -           (5,846)             (5,846)
   Net income                                  -               -                   -           96,817              96,817
   Unrealized losses on equity
     securities, net of deferred
     Federal income tax                        -               -              (5,524)               -              (5,524)
                                       ---------      -----------     --------------       ----------       -------------
   Balance, end of year                 $  3,815         311,753              90,524        1,024,150           1,430,242
                                       =========      ===========     ==============       ==========       =============

1993:
   Balance, beginning of year              3,815         311,753              90,524        1,024,150           1,430,242
   Capital contributions                       -         111,000                   -                -             111,000
   Dividends paid to shareholder               -               -                   -          (17,805)            (17,805)
   Net income                                  -               -                   -          211,508             211,508
   Unrealized losses on equity
     securities, net of deferred
     Federal income tax                        -               -             (83,777)               -             (83,777)
                                       ---------      -----------     --------------       ----------       -------------
   Balance, end of year                 $  3,815         422,753               6,747        1,217,853           1,651,168
                                       =========      ===========     ==============       ==========       =============

1994:
   Balance, beginning of year              3,815         422,753               6,747        1,217,853           1,651,168
   Capital contribution                        -         200,000                   -                -             200,000
   Net income                                  -               -                   -          183,726             183,726
   Adjustment for change in
     accounting for certain
     investments in debt and
     equity securities, net of
     adjustment to deferred policy
     acquisition costs and deferred
     Federal income tax (note 3)               -               -             216,915                -             216,915
  Unrealized losses on securities
     available-for-sale, net of
     adjustment to deferred policy
     acquisition costs and deferred
     Federal income tax                        -               -            (343,330)               -            (343,330)
                                       ---------      -----------     --------------       ----------       -------------
  Balance, end of year                 $   3,815         622,753            (119,668)       1,401,579           1,908,479
                                       =========      ===========     ==============       ==========       =============



See accompanying notes to consolidated financial statements.


                                  59 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                     Consolidated Statements of Cash Flows

                  Years ended December 31, 1994, 1993 and 1992
                                (000's omitted)

                                                                              1994             1993             1992
                                                                           ----------       ----------       ----------
Cash flows from operating activities:
  Net income                                                               $  183,726          211,508           96,817
  Adjustments to reconcile net income to net cash provided by operating activities:
      Capitalization of deferred policy acquisition costs                    (264,434)        (191,994)        (177,928)
      Amortization of deferred policy acquisition costs                        94,744          102,134           99,197
      Amortization and depreciation                                             6,207           11,156            5,607
      Realized losses (gains) on invested assets, net                          15,949         (113,648)          19,092
      Deferred Federal income tax benefit                                      (2,166)          (6,006)         (13,105)
      Increase in accrued investment income                                   (29,654)         (4,218)          (11,518)
      (Increase) decrease in other assets                                    (112,566)        (549,277)           6,132
      Increase in policyholder account balances                             1,038,641          509,370           19,087
      Increase in policyholders' dividend accumulations                        15,372           17,316           18,708
      Increase (decrease) in accrued Federal income tax payable                   832           16,838          (15,723)
      Increase in other liabilities                                            17,826           26,958           73,512
      Other, net                                                              (19,303)         (11,745)         (10,586)
                                                                           ----------       ----------       ----------
        Net cash provided by operating activities                             945,174           18,392          109,292
                                                                           ----------       ----------       ----------

Cash flows from investing activities:
  Proceeds from maturity of securities available-for-sale                     579,067                -                -
  Proceeds from sale of securities available-for-sale                         247,876          247,502           27,844
  Proceeds from maturity of fixed maturities held-to-maturity                 516,003        1,192,093        1,030,397
  Proceeds from sale of fixed maturities                                            -           33,959          123,422
  Proceeds from repayments of mortgage loans on real estate                   220,744          146,047          259,659
  Proceeds from sale of real estate                                            46,713           23,587           22,682
  Proceeds from repayments of policy loans and
     sale of other invested assets                                            134,998           59,643           99,189
  Cost of securities available-for-sale acquired                           (2,569,672)         (12,550)         (12,718)
  Cost of fixed maturities held-to-maturity acquired                         (675,835)      (2,016,831)      (2,687,975)
  Cost of mortgage loans on real estate acquired                             (627,025)        (475,336)        (654,403)
  Cost of real estate acquired                                                (15,962)          (8,827)        (137,843)
  Policy loans issued and other invested assets acquired                     (118,012)         (76,491)         (97,491)
                                                                           ----------       ----------       ----------
      Net cash used in investing activities                                (2,261,105)        (887,204)      (2,027,620)
                                                                           ----------       ----------       ----------

Cash flows from financing activities:
  Proceeds from capital contributions                                         200,000          111,000                -
  Dividends paid to shareholder                                                     -          (17,805)          (5,846)
  Increase in universal life and investment product account balances        3,640,958        2,249,740        2,468,236
  Decrease in universal life and investment product account balances       (2,449,580)      (1,458,504)        (575,180)
                                                                           ----------       ----------       ----------
      Net cash provided by financing activities                             1,391,378          884,431        1,887,210
                                                                           ----------       ----------       ----------

Net increase (decrease) in cash and cash equivalents                           75,447           15,619          (31,118)

Cash and cash equivalents, beginning of year                                   63,632           48,013           79,131
                                                                           ----------       ----------       ----------
Cash and cash equivalents, end of year                                     $  139,079           63,632           48,013
                                                                           ==========       ==========       ==========



See accompanying notes to consolidated financial statements.


                                  60 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

                   Notes to Consolidated Financial Statements
                        December 31, 1994, 1993 and 1992
                                (000 s omitted)

(1)     Organization and Description of Business
        ----------------------------------------
        Nationwide Life Insurance Company (NLIC) is a wholly owned subsidiary of Nationwide Corporation (Corp.). Wholly-owned subsidiaries of NLIC include Financial Horizons Life Insurance Company (FHLIC), West Coast Life Insurance Company (WCLIC), National Casualty Company and subsidiaries (NCC), Nationwide Financial Services, Inc. (NFS), and effective December 31, 1994, Employers Life Insurance Company of Wausau and subsidiary (ELICW). NLIC and its subsidiaries are collectively referred to as "the Company".

        NLIC, FHLIC, WCLIC and ELICW are life and accident and health insurers and NCC is a property and casualty insurer. The Company is licensed in all 50 states, the District of Columbia, the Virgin Islands and Puerto Rico. The Company offers a full range of life, health and annuity products through exclusive agents and other distribution channels and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

        The following is a description of the most significant risks facing life and health insurers and how the Company mitigates those risks:

            LEGAL/REGULATORY RISK is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those recorded in the consolidated financial statements. The Company mitigates this risk by offering a wide range of products and by operating throughout the United States, thus reducing its exposure to any single product or jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

            CREDIT RISK is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default or that other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound reinsurance and credit and collection policies and by providing for any amounts deemed uncollectible.

            INTEREST RATE RISK is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)     Summary of Significant Accounting Policies
        ------------------------------------------
        The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. See note 4.

        In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and revenues and expenses for the period. Actual results could differ significantly from those estimates.

        The estimates susceptible to significant change are those used in determining the liability for future policy benefits and claims and those used in determining valuation allowances for mortgage loans on real estate and real estate. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

                                  61 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


                 (a) Consolidation Policy
                     --------------------

                     The December 31, 1994, 1993 and 1992 consolidated financial statements include the accounts of NLIC and its wholly owned subsidiaries FHLIC, WCLIC, NCC and NFS. The December 31, 1994 consolidated balance sheet also includes the accounts of ELICW, which was acquired by NLIC effective December 31, 1994. See Note 14. All significant intercompany balances and transactions have been eliminated.

                 (b) Valuation of Investments and Related Gains and Losses
                     -----------------------------------------------------

                     Prior to January 1, 1994, the Company classified fixed maturities in accordance with the then existing accounting standards, and accordingly, fixed maturity securities were carried at amortized cost, adjusted for amortization of premium or discount, since the Company had both the ability and intent to hold those securities until maturity. Equity securities were carried at fair value with the unrealized gains and losses, net of deferred Federal income tax, reported as a separate component of shareholder's equity.

                     In May 1993, the Financial Accounting Standards Board
                     (FASB) issued STATEMENT OF FINANCIAL ACCOUNTING
                     STANDARDS NO. 115 - ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES (SFAS 115). SFAS 115 requires fixed maturities and equity securities to be classified as either held-to-maturity, available-for-sale, or trading. The Company has no trading securities. The Company adopted SFAS 115 as of January 1, 1994, with no effect on consolidated net income. See note 3 regarding the effect on consolidated shareholder's equity.

                     Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred Federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized.

                     Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. Loans in foreclosure and loans considered in-substance foreclosed as of the balance sheet date are placed on non-accrual status and written down to the fair value of the existing property to
                     derive a new cost basis.   Real estate is carried at
                     cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances.

                     Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

                     In May, 1993, the FASB issued STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 114 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN (SFAS 114). SFAS 114, which was amended by STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 118 - ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN - INCOME RECOGNITION AND
                     DISCLOSURE in October, 1994, requires the measurement of impaired loans be based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The impact on the consolidated financial statements of adopting SFAS 114 as amended is not expected to be material. Previously issued consolidated financial statements shall not be restated. The Company will adopt SFAS 114 as amended in 1995.

                                  62 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


                 (c) Revenues and Benefits
                     ---------------------

                     TRADITIONAL LIFE INSURANCE PRODUCTS: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life, limited-payment life, term life and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due and collected. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

                     UNIVERSAL LIFE AND INVESTMENT PRODUCTS: Universal life products include universal life, variable universal life and other interest-sensitive life insurance policies. Investment products consist primarily of individual and group deferred annuities, annuities without life contingencies and guaranteed investment contracts. Revenues for universal life and investment products consist of cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances and interest credited to policy account balances.

                     ACCIDENT AND HEALTH INSURANCE: Accident and health insurance premiums are recognized as revenue over the terms of the policies. Policy claims are charged to expense in the period that the claims are incurred.

                 (d) Deferred Policy Acquisition Costs
                     ---------------------------------

                     The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For traditional life and individual health insurance products, these deferred acquisition costs are predominantly being amortized with interest over the premium paying period of the related policies in proportion to the ratio of actual annual premium revenue to the anticipated total premium revenue. Such anticipated premium revenue was estimated using the same assumptions as were used for computing liabilities for future policy benefits. For universal life and investment products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Beginning January 1, 1994, deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale. See note 2(b).

                 (e) Separate Accounts
                     -----------------

                     Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the consolidated statements of income and cash flows except for the fees the Company receives for administrative services and risks assumed.

                 (f) Future Policy Benefits
                     ----------------------

                     Future policy benefits for traditional life and individual health policies have been calculated using a net level premium method based on estimates of mortality, morbidity, investment yields and withdrawals which were used or which were being experienced at the time the policies were issued, rather than the assumptions prescribed by state regulatory authorities. See note 6.

                     Future policy benefits for annuity policies in the accumulation phase, universal life and variable universal life policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

                     Future policy benefits and claims for group long-term disability policies are the present value (primarily discounted at 5.5%) of amounts not yet due on reported claims and an estimate of amounts to be paid on incurred but unreported claims. The impact of reserve discounting is not material. Future policy benefits and claims on other group health policies are not discounted.


                                  63 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

                 (g) Participating Business
                     ----------------------
                     Participating business represents approximately 45%
                     (48% in 1993 and 1992) of the Company's ordinary life insurance in force, 72% (72% in 1993; 71% in 1992)
                     of the number of policies in force, and 41% (45% in 1993 and 1992) of life insurance premiums. The provision for policyholder dividends is based on current dividend scales. Future dividends are provided for ratably in future policy benefits based on dividend scales in effect at the time the policies were issued. Dividend scales are approved by the Board of Directors.

                     Income attributable to participating policies in excess of policyholder dividends is accounted for as belonging to the shareholder. See note 13.

                 (h) Federal Income Tax
                     ------------------
                     NLIC, FHLIC, WCLIC and NCC file a consolidated Federal income tax return with Nationwide Mutual Insurance Company
                     (NMIC), the majority shareholder of Corp. Through 1994, ELICW filed a consolidated Federal income tax return with Employers Insurance of Wausau A Mutual Company.
                     Beginning in 1995, ELICW will file a separate Federal income tax return.

                     In 1993, the Company adopted STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109 - ACCOUNTING FOR INCOME TAXES, which required a change from the deferred method of accounting for income tax of APB Opinion 11 to the asset and liability method of accounting for income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.
                     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

                     Prior to 1993, the Company applied the deferred method of accounting for income tax which recognized deferred income tax for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of calculation. Under the deferred method, deferred tax is not adjusted for subsequent changes in tax rates. See note 7.

                     The Company has reported the cumulative effect of the change in method of accounting for income tax in the 1993 consolidated statement of income. See note 3.

                 (i) Reinsurance Ceded
                     -----------------
                     Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

                 (j) Cash Equivalents
                     ----------------
                     For purposes of the consolidated statements of cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

                 (k) Reclassification
                     ----------------
                     Certain items in the 1993 and 1992 consolidated financial statements have been reclassified to conform to the 1994 presentation.


                                  64 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

(3)     Changes in Accounting Principles
        --------------------------------

        Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of a new accounting standard by the FASB as described in Note 2(b). As of January 1, 1994, the company classified fixed maturity securities with amortized cost and fair value of $6,593,844 and $7,024,736, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994 has been recorded as a direct credit to shareholder's equity as follows:

           Excess of fair value over amortized cost of fixed maturity
              securities available-for-sale                                       $430,892
           Adjustment to deferred policy acquisition costs                         (97,177)
           Deferred Federal income tax                                            (116,800)
                                                                                  --------
                                                                                  $216,915
                                                                                  ========

        During 1993, the Company adopted accounting principles in connection with the issuance of two accounting standards by the FASB. The effect as of January 1, 1993, the date of adoption, has been recognized in the 1993 consolidated statement of income as the cumulative effect of changes in accounting principles, as follows:

           Asset/liability method of recognizing income tax (note 7)              $ 26,344
           Accrual method of recognizing postretirement benefits other
              than pensions (net of tax benefit of $11,296), (note 11)             (20,979)
                                                                                  --------
                  Net cumulative effect of changes in accounting principles       $  5,365
                                                                                  ========

(4)     Basis of Presentation
        ---------------------
        The consolidated financial statements have been prepared in accordance with GAAP. Annual Statements for NLIC and FHLIC, WCLIC, ELICW and NCC, filed with the Department ofInsurance of the State of Ohio, California Department of Insurance, Wisconsin Insurance Department and Michigan Bureau of Insurance, respectively, are prepared on the basis of accounting practices prescribed or permitted by such regulatory authorities. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

        The following reconciles the statutory net income of NLIC as reported to regulatory authorities to the net income as shown in the accompanying consolidated financial statements:

                                                                                     1994           1993            1992
                                                                                   --------        -------         -------
           Statutory net income                                                    $ 76,532        185,943          33,812
           Adjustments to restate to the basis of GAAP:
                 Consolidating statutory net income of subsidiaries                  14,350         19,545          21,519
                 Increase in deferred policy acquisition costs, net                 167,166         89,860          78,731
                 Future policy benefits                                             (76,310)       (70,640)        (63,355)
                 Deferred Federal income tax (expense) benefit                       (9,657)       (31,634)         13,660
                 Equity in earnings of affiliates                                     1,013          7,121           4,618
                 Valuation allowances and other than temporary
                   declines accounted for directly in surplus                         6,275         (6,638)          3,402
                 Interest maintenance reserve                                        (7,332)        13,754           7,588
                 Cumulative effect of changes in accounting principles,
                   net of tax                                                             -          5,365               -
                 Other, net                                                          11,689         (1,168)         (3,158)
                                                                                   --------        -------         -------
                    Net income per accompanying consolidated
                       statements of income                                        $183,726        211,508          96,817
                                                                                   ========        =======         =======

                                  65 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The following reconciles the statutory capital shares and surplus of NLIC as reported to regulatory authorities to the shareholder's equity as shown in the accompanying consolidated financial statements:

                                                                                      1994            1993           1992
                                                                                   ----------       --------       --------
           Statutory capital shares and surplus                                    $1,262,861        992,631        647,307
           Add (deduct) cumulative effect of adjustments:
                 Deferred policy acquisition costs                                  1,064,159        811,944        722,084
                 Nonadmitted assets and furniture and equipment charged to
                   income in the year of acquisition, net of accumulated
                   depreciation                                                        16,120         22,573         15,712
                 Asset valuation reserve                                              153,387        105,596        138,727
                 Interest maintenance reserve                                          18,843         21,069          7,315
                 Future policy benefits                                              (310,302)      (238,231)      (167,591)
                 Deferred Federal income tax, including effect of changes in
                   accounting principles in 1993                                       36,515        (31,659)       (82,724)
                 Cumulative effect of change in accounting principles for
                   postretirement benefits other than pensions, gross                       -        (32,275)             -
                 Difference between amortized cost and fair value of fixed
                  maturity securities available-for-sale, gross                      (272,959)             -              -
                 Other, net                                                           (60,145)          (480)       149,412
                                                                                   ----------     ----------     ----------
                     Shareholder's equity per accompanying consolidated
                        balance sheets                                             $1,908,479      1,651,168      1,430,242
                                                                                   ==========     ==========     ==========

(5)     Investments
        -----------

        An analysis of investment income by investment type follows for the years ended December 31:

                                                                                      1994            1993           1992
                                                                                   ----------       --------       --------
           Gross investment income:
               Securities available-for-sale:
                 Fixed maturities                                                  $  674,346              -              -
                 Equity securities                                                        550          7,230          6,949
               Fixed maturities held-to-maturity                                      193,009        800,255        754,876
               Mortgage loans on real estate                                          376,783        364,810        334,769
               Real estate                                                             40,280         39,684         27,410
               Short-term                                                               6,990          5,080          7,298
               Other                                                                   42,831         33,832         30,717
                                                                                   ----------       --------       --------
                     Total investment income                                        1,334,789      1,250,891      1,162,019
           Less investment expenses                                                    45,288         46,465         41,862
                                                                                   ----------     ----------     ----------
                     Net investment income                                         $1,289,501      1,204,426      1,120,157
                                                                                   ==========     ==========     ==========


        An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturities held-to-maturity follows for the years ended December 31:

                                                                                      1994            1993           1992
                                                                                   ----------       --------       --------
           Securities available-for-sale:
              Fixed maturities                                                    $  (703,851)             -              -
              Equity securities                                                        (1,990)      (128,837)        (9,195)
           Fixed maturities held-to-maturity                                         (421,427)       223,392         17,774
                                                                                  -----------       --------       --------
                                                                                  $(1,127,268)        94,555          8,579
                                                                                  ===========       ========       ========




                                  66 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


        An analysis of realized gains (losses) on investments by investment type follows for the years ended December 31:

                                                                                      1994            1993           1992
                                                                                   ----------       --------       --------
           Realized on disposition of investments:
             Securities available-for-sale:
                Fixed maturities                                                     $(13,720)             -              -
                Equity securities                                                       1,427        129,728          7,215
             Fixed maturities                                                               -         21,159         13,399
             Mortgage loans on real estate                                            (16,130)       (17,763)       (30,334)
             Real estate and other                                                      5,765        (12,813)       (12,997)
                                                                                   ----------       --------       --------
                                                                                      (22,658)       120,311        (22,717)
                                                                                   ----------       --------       --------


           Valuation allowances:
             Securities available-for-sale:
                Fixed maturities                                                        6,600              -              -
             Fixed maturities                                                               -           (934)         1,792
             Mortgage loans on real estate                                             (4,332)       (10,478)        (5,969)
             Real estate and other                                                      4,006          4,774          7,579
                                                                                   ----------       --------       --------
                                                                                        6,274         (6,638)         3,402
                                                                                   ----------       --------       --------
                                                                                     $(16,384)       113,673        (19,315)
                                                                                   ==========       ========       ========

        The amortized cost and estimated fair value of securities available-for-sale and fixed maturities held-to-maturity were as follows as of December 31, 1994:

                                                                                    Gross           Gross
                                                                  Amortized        unrealized     unrealized        Estimated
                                                                     cost            gains          losses         fair value
                                                                 -----------       ----------     ----------       ----------
          Securities available-for-sale
          -----------------------------
            Fixed maturities:
              US Treasury securities and obligations of US
                government corporations and agencies              $  393,156           1,794         (18,941)         376,009
              Obligations of states and political
                subdivisions                                           2,202              55             (21)           2,236
              Debt securities issued by foreign governments          177,910             872          (9,205)         169,577
              Corporate securities                                 4,201,738          50,405        (128,698)       4,123,445
              Mortgage-backed securities                           3,543,859          18,125        (187,345)       3,374,639
                                                                 -----------       ----------     ----------       ----------
                  Total fixed maturities                           8,318,865          71,251        (344,210)       8,045,906
            Equity securities                                         18,373           6,636            (296)          24,713
                                                                 -----------       ----------     ----------       ----------
                                                                  $8,337,238          77,887        (344,506)       8,070,619
                                                                 ===========       ==========     ==========       ==========

          Fixed maturity securities held-to-maturity
          ------------------------------------------
              Obligations of states and political
                subdivisions                                      $   11,613              92            (255)          11,450
              Debt securities issued by foreign governments           16,131             111             (39)          16,203
              Corporate securities                                 3,661,043          34,180        (120,566)       3,574,657
                                                                 -----------       ----------     ----------       ----------
                                                                  $3,688,787          34,383        (120,860)       3,602,310
                                                                 ===========       ==========     ==========       ==========

                                  67 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The amortized cost and estimated fair value of investments of fixed maturity securities were as follows as of December 31, 1993:

                                                                                    Gross           Gross
                                                                  Amortized        unrealized     unrealized        Estimated
                                                                     cost            gains          losses         fair value
                                                                 -----------       ----------     ----------       ----------
               US Treasury securities and obligations of US
                 government corporations and agencies            $   287,738          18,204          (392)           305,550
               Obligations of states and political
                 subdivisions                                         16,519           2,700            (5)            19,214
               Debt securities issued by foreign governments         137,092           7,719        (1,213)           143,598
               Corporate securities                                6,819,355         647,778       (15,648)         7,451,485
               Mortgage-backed securities                          2,860,274         121,721       (15,022)         2,966,973
                                                                 -----------       ----------     ----------       ----------
                                                                 $10,120,978         798,122       (32,280)        10,886,820
                                                                 ===========       ==========     ==========       ==========

        As of December 31, 1993 the net unrealized gain on equity securities, before providing for deferred Federal income tax, was $8,330, comprised of gross unrealized gains of $8,345 and gross unrealized losses of $15.

        The amortized cost and estimated fair value of fixed maturity securities available-for-sale and fixed maturity securities held-to-maturity as of December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                      Amortized          Estimated
                                                                        cost            fair value
                                                                     ----------         -----------
           Fixed maturity securities available-for-sale
           --------------------------------------------
           Due in one year or less                                   $  294,779            294,778
           Due after one year through five years                      2,553,825          2,490,886
           Due after five years through ten years                     1,382,311          1,327,089
           Due after ten years                                          544,091            558,514
                                                                     ----------         -----------
                                                                      4,775,006          4,671,267
           Mortgage-backed securities                                 3,543,859          3,374,639
                                                                     ----------         -----------
                                                                     $8,318,865          8,045,906
                                                                     ==========         ===========

           Fixed maturity securities held-to-maturity
           ------------------------------------------
           Due in one year or less                                   $  333,517            333,000
           Due after one year through five years                      1,953,179          1,942,260
           Due after five years through ten years                     1,080,069          1,013,083
           Due after ten years                                          322,022            313,967
                                                                     ----------         -----------
                                                                     $3,688,787          3,602,310
                                                                     ==========         ===========

        Proceeds from the sale of securities available-for-sale during 1994 were $247,876, while proceeds from sales of investments in fixed maturity securities during 1993 were $33,959 ($123,422 during 1992). Gross gains of $3,406 ($2,413 in 1993 and $3,194 in 1992) and gross losses of $21,866 ($39 in 1993 and $513 in 1992) were realized on those sales.

        Investments that were non-income producing for the twelve month period preceding December 31, 1994 amounted to $11,513 ($13,158 for 1993) and consisted of $11,111 ($10,907 in 1993) in real estate and $402 ($2,251 in 1993) in other long-term investments.

        Real estate is presented at cost less accumulated depreciation of $29,275 in 1994 ($24,717 in 1993) and valuation allowances of $27,330 in 1994 ($31,357 in 1993). Other valuation allowances are $0 in 1994 ($6,680 in 1993) on fixed maturities and $47,892 in 1994 ($42,350 in
        1993) on mortgage loans on real estate.

                                  68 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The Company generally initiates foreclosure proceedings on all mortgage loans on real estate delinquent sixty days. Foreclosures of mortgage loans on real estate were $37,187 in 1994 ($39,281 in 1993) and mortgage loans on real estate in process of foreclosure or in-substance foreclosed as of December 31, 1994 totaled $19,878 ($24,658 as of December 31, 1993), which approximates fair value.

        Investments with an amortized cost of $11,137 and $11,383 as of December 31, 1994 and 1993, respectively, were on deposit with various regulatory agencies as required by law.

(6)     Future Policy Benefits and Claims
        ---------------------------------
        The liability for future policy benefits for traditional life and individual health policies has been established based upon the following assumptions:

           Interest rates:  Interest rates vary as follows:

                  Year of issue                                   Life                                     Health
                  -------------                                   ----                                     ------
                  1994                7.2 %, not graded - permanent contracts with loan provisions;         5.0%
                                      6.0%, not graded - all other contracts
                  1984-1993           7.4% to 10.5%, not graded                                             5.0% to 6%
                  1966-1983           6% to 8.1%, graded over 20 years to 4% to 6.6%                        3.5% to 6%
                  1965 and prior      generally lower than post 1965 issues                                 3.5% to 4%

           Withdrawals: Rates, which vary by issue age, type of coverage and policy duration, are based on Company experience.

           Mortality: Mortality and morbidity rates are based on published tables, modified for the Company's actual experience.

        The liability for future policy benefits for investment contracts (approximately 81% and 80% of the total liability for future policy benefits as of December 31, 1994 and 1993, respectively) has been established based on policy term, interest rates and various contract provisions. The average interest rate credited on investment product policies was 6.5%, 7.0% and 7.5% for the years ended December 31, 1994, 1993 and 1992, respectively.

        Future policy benefits and claims for group long-term disability policies are the present value (primarily discounted at 5.5%) of amounts not yet due on reported claims and an estimate of amounts to be paid on incurred but unreported claims. The impact of reserve discounting is not material. Future policy benefits and claims on other group health policies are not discounted.

        Activity in the liability for unpaid claims and claim adjustment expenses is summarized for the years ended December 31:

                                                                  1994           1993           1992
                                                                ---------      --------       --------
           Balance as of January 1                              $591,258        760,312        672,581
              Less reinsurance recoverables                      429,798        547,786        445,934
                                                                ---------      --------       --------
                    Net balance as of January 1                  161,460        212,526        226,647
                                                                ---------      --------       --------
           Incurred related to:
              Current year                                       273,299        309,721        360,545
              Prior years                                        (26,156)       (26,248)       (17,433)
                                                                ---------      --------       --------
                 Total incurred                                  247,143        283,473        343,112
                                                                ---------      --------       --------
           Paid related to:
              Current year                                       175,700        208,978        226,886
              Prior years                                         73,889        125,561        130,347
                                                                ---------      --------       --------
                 Total paid                                      249,589        334,539        357,233
                                                                ---------      --------       --------
           Unpaid claims of ELICW (note 14)                       40,223              -              -
                                                                ---------      --------       --------
                    Net balance as of December 31                199,237        161,460        212,526

              Plus reinsurance recoverables                      457,694        429,798        547,786
                                                                ---------      --------       --------
           Balance as of December 31                            $656,931        591,258        760,312
                                                                ========       ========       ========

                                  69 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        As a result of changes in estimates for insured events of prior years, the provision for claims and claim adjustment expenses decreased in each of the three years ended December 31, 1994 due to lower-than-anticipated costs to settle accident and health claims.

(7)     Federal Income Tax
        ------------------

        Prior to 1984, the Life Insurance Company Income Tax Act of 1959 as amended by the Deficit Reduction Act of 1984 (DRA), permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in the Policyholders' Surplus Account (PSA). Management considers the likelihood of distributions from the PSA to be remote; therefore, no Federal income tax has been provided for such distributions in the consolidated financial statements. The DRA eliminated any additional deferrals to the PSA. Any distributions from the PSA, however, will continue to be taxable at the then current tax rate. The balance of the PSA is approximately $35,344 as of December 31, 1994.

        The Company adopted STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 109 - ACCOUNTING FOR INCOME TAXES (SFAS 109), as of January 1, 1993. See note 3. The 1992 consolidated financial statements have not been restated to apply the provisions of SFAS 109.

        The significant components of deferred income tax expense for the years ended December 31 are as follows:

                                                                       1994           1993
                                                                      ------         ------
           Deferred income tax expense (exclusive of the
              effects of other components listed below)               $9,657         29,930
           Adjustments to deferred income tax assets and
              liabilities for enacted changes in tax laws
              and rates                                                    -          1,704
                                                                      ------         ------
                                                                      $9,657         31,634
                                                                      ======         ======

        For the year ended December 31, 1992, the deferred income tax benefit results from timing differences in the recognition of income and expense for income tax and financial reporting purposes.
        The primary sources of those timing differences were deferred policy acquisition costs (deferred expense of $16,457) and reserves for future policy benefits (deferred benefit of $32,045).

        Total Federal income tax expense for the years ended December 31, 1994, 1993 and 1992 differs from the amount computed by applying the U.S. Federal income tax rate to income before tax as follows:


                                                                 1994                        1993                  1992
                                                                 ----                        ----                  ----
                                                          Amount        %           Amount        %           Amount      %
                                                         -------       ----        --------      ----        -------     ----
           Computed (expected) tax expense               $95,631       35.0        $109,515      35.0        $44,390     34.0
           Tax exempt interest and dividends
              received deduction                            (194)      (0.1)         (2,322)     (0.7)        (4,172)    (3.2)
           Current year increase in U.S. Federal
              income tax rate                                  -          -           1,704       0.5              -        -
           Real estate valuation allowance
              adjustment                                       -          -               -         -         (3,463)    (2.7)
           Other, net                                     (5,933)      (2.1)         (2,139)     (0.7)        (3,013)    (2.3)
                                                         -------       ----        --------      ----        -------     ----
                 Total (effective rate of each
                   year)                                 $89,504       32.8        $106,758      34.1        $33,742     25.8
                                                         =======       ====        ========      ====        =======     ====

        Total Federal income tax paid was $87,576, $58,286 and $63,124 during the years ended December 31, 1994, 1993 and 1992, respectively.

                                  70 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31, 1994 and 1993 are as follows:

                                                                              1994            1993
                                                                            --------        ---------
           Deferred tax assets:
              Future policy benefits                                        $124,044          129,995
              Fixed maturity securities available-for-sale                    95,536                -
              Liabilities in Separate Accounts                                94,783           64,722
              Mortgage loans on real estate and real estate                   25,632           24,020
              Other policyholder funds                                         7,137            7,759
              Other assets and other liabilities                              57,528           41,390
                                                                            --------        ---------
                Total gross deferred tax assets                              404,660          267,886
                                                                            --------        ---------


           Deferred tax liabilities:
              Deferred policy acquisition costs                              317,224          243,731
              Fixed maturities, equity securities and other
                 long-term investments                                         3,620           11,137
              Other                                                           47,301           44,677
                                                                            --------        ---------
                Total gross deferred tax liabilities                         368,145          299,545
                                                                            --------        ---------
                      Net deferred tax asset (liability)                    $ 36,515          (31,659)
                                                                            ========        =========

        The Company has determined that valuation  allowances are not necessary as of December 31, 1994 and 1993 and January 1, 1993 (date of adoption of SFAS 109) based on its analysis of future deductible
        amounts.   All future deductible amounts can be offset by future
        taxable amounts or recovery of Federal income tax paid within the statutory carryback period. In addition, for future deductible amounts for securities available-for-sale, affiliates of the Company which are included in the same consolidated Federal income tax return hold investments that could be sold for capital gains that could offset capital losses realized by the Company should securities available-for-sale be sold at a loss.

(8)     Disclosures about Fair Value of Financial Instruments
        -----------------------------------------------------

        STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 107 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

        These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

        Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on insurance contracts are provided to make the fair value disclosures more meaningful.

        The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

        The following methods and assumptions were used by the Company in estimating its fair value disclosures:

           CASH, SHORT-TERM INVESTMENTS AND POLICY LOANS: The carrying amount reported in the balance sheets for these instruments approximate their fair value.

                                  71 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


           INVESTMENT SECURITIES: Fair value for fixed maturity securities is based on quoted market prices, where available.
           For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

           SEPARATE ACCOUNT ASSETS AND LIABILITIES: The fair value of assets held in Separate Accounts is based on quoted market prices.
           The fair value of liabilities related to Separate Accounts is the amount payable on demand.

           MORTGAGE LOANS ON REAL ESTATE: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is valued at the estimated fair value of the underlying collateral.

           INVESTMENT CONTRACTS: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

           POLICY RESERVES ON INSURANCE CONTRACTS: Included are disclosures for individual life, universal life and supplementary contracts with life contingencies for which the estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

           POLICYHOLDERS DIVIDEND ACCUMULATIONS AND OTHER POLICYHOLDER
           FUNDS: The carrying amount reported in the consolidated balance sheets for these instruments approximates their fair value.

        Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on insurance contracts were as follows as of December 31:

                                                                    1994                             1993
                                                                    ----                             ----
                                                       Carrying         Estimated        Carrying         Estimated
                                                        amount         fair value         amount         fair value
                                                      -----------      -----------      -----------      -----------
        Assets
        ------
        Investments:
          Securities available-for-sale:
            Fixed maturities                          $ 8,045,906        8,045,906                -                -
            Equity securities                              24,713           24,713           16,593           16,593
          Fixed maturities held-to-maturity             3,688,787        3,602,310       10,120,978       10,886,820
          Mortgage loans on real estate                 4,222,284        4,173,284        3,871,560        4,175,271
          Policy loans                                    340,491          340,491          315,898          315,898
          Short-term investments                          131,643          131,643           41,797           41,797
        Cash                                                7,436            7,436           21,835           21,835
        Assets held in Separate Accounts               12,222,461       12,222,461        9,006,388        9,006,388

        Liabilities
        -----------
        Investment contracts                           12,189,894       11,657,556       10,332,661       10,117,288
        Policy reserves on insurance contracts          3,170,085        2,934,384        2,945,120        2,873,503
        Policyholders' dividend accumulations             338,058          338,058          322,686          322,686
        Other policyholder funds                           72,770           72,770           71,959           71,959
        Liabilities related to Separate Accounts       12,222,461       11,807,331        9,006,388        8,714,586


                                  72 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


(9)     Additional Financial Instruments Disclosures
        --------------------------------------------

        FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.

        Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $243,200 extending into 1995 were outstanding as of December 31, 1994.

        SIGNIFICANT CONCENTRATIONS OF CREDIT RISK: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 22% (23% in 1993) in any geographic area and no more than 2%
        (2% in 1993) with any one borrower. The summary below depicts loans by remaining principal balance as of each December 31:

                                                                                                 Apartment
                                                Office            Warehouse       Retail          & other           Total
                                               --------           ---------      ---------       ---------        ----------
             1994:
               East North Central              $109,233            103,499         540,686         191,489           944,907
               East South Central                24,298             10,803         127,845          76,897           239,843
               Mountain                           3,150             13,770         140,358          39,682           196,960
               Middle Atlantic                   61,299             53,285         140,847          30,111           285,542
               New England                       10,536             43,282         139,131               4           192,953
               Pacific                          195,393            210,930         397,911          68,768           873,002
               South Atlantic                    87,150             81,576         424,150         210,354           803,230
               West North Central               127,760             11,766          80,854           4,738           225,118
               West South Central                51,013             84,796         184,923         194,788           515,520
                                               --------           ---------      ---------       ---------        ----------
                                               $669,832            613,707       2,176,705         816,831         4,277,075
                                               ========           =========      =========       =========
                  Less valuation allowances and unamortized discount                                                  54,791
                                                                                                                  ----------
                       Total mortgage loans on real estate, net                                                   $4,222,284
                                                                                                                  ==========
             1993:
               East North Central              $109,208           108,478          470,755         158,964           847,405
               East South Central                27,562             1,460          117,341          69,991           216,354
               Mountain                           3,228             4,742          105,560          23,065           136,595
               Middle Atlantic                   56,664            52,766          132,821          15,414           257,665
               New England                       10,565            48,398          142,530               8           201,501
               Pacific                          174,409           185,116          389,428          65,497           814,450
               South Atlantic                   112,640            58,165          391,102         238,337           800,244
               West North Central               104,933            13,458           78,408           3,917           200,716
               West South Central                50,955            47,103          183,420         161,033           442,511
                                               --------           ---------        -------       ---------        ----------
                                               $650,164           519,686        2,011,365         736,226         3,917,441
                                               ========           =========      =========       =========
                  Less valuation allowances and unamortized discount                                                  45,881
                                                                                                                  ----------
                       Total mortgage loans on real estate, net                                                   $3,871,560
                                                                                                                  ==========

                                  73 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


(10)    Pension Plan
        ------------

        NLIC, FHLIC, WCLIC, NCC, and NFS participate together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Plan contributions are invested in a group annuity contract of NLIC. Benefits are based upon the highest average annual salary of any three consecutive years of the last ten years of service. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

        Pension costs charged to operations by the Company during the years ended December 31, 1994, 1993 and 1992 were $10,451, $6,702 and
        $4,613, respectively.

        The Company's net accrued pension expense as of December 31, 1994 and 1993 was $1,836 and $1,472, respectively.

        The net periodic pension cost for the plan as a whole for the years ended December 31, 1994, 1993 and 1992 follows:

                                                                       1994             1993             1992
                                                                     --------         --------         --------
            Service cost (benefits earned during the period)          $64,740           47,694           44,343
            Interest cost on projected benefit obligation              73,951           70,543           68,215
            Actual return on plan assets                              (21,495)        (105,002)         (62,307)
            Net amortization and deferral                             (62,150)          20,832          (24,281)
                                                                     --------         --------         --------
               Net periodic pension cost                              $55,046           34,067           25,970
                                                                     ========         ========         ========

        Basis for measurements, net periodic pension cost:

            Weighted average discount rate                               5.75%           6.75%            7.25%
            Rate of increase in future compensation levels               4.50%           4.75%            5.25%
            Expected long-term rate of return on plan assets             7.00%           7.50%            8.00%

        Information regarding the funded status of the plan as a whole as of December 31, 1994 and 1993 follows:

                                                                                1994             1993
                                                                             ----------       ----------
                     Accumulated benefit obligation:
                        Vested                                               $  914,850          972,475
                        Nonvested                                                 7,570           10,227
                                                                             ----------       ----------
                                                                             $  922,420          982,702
                                                                             ==========       ==========
                     Projected benefit obligation for
                        services rendered to date                             1,305,547        1,292,477
                     Plan assets at fair value                                1,241,771        1,208,007
                                                                             ----------       ----------
                     Plan assets less than projected benefit
                        obligation                                              (63,776)         (84,470)
                     Unrecognized prior service cost                             46,201           49,551
                     Unrecognized net losses                                     39,408           55,936
                     Unrecognized net assets at January 1, 1987                 (21,994)         (24,146)
                                                                             ----------       ----------
                          Net accrued pension expense                        $     (161)          (3,129)
                                                                             ==========       ==========

                 Basis for measurements, funded status of plan:

                     Weighted average discount rate                               7.50%            5.75%
                     Rate of increase in future compensation levels               6.75%            4.50%

                                  74 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


(11)    Postretirement Benefits Other Than Pensions
        -------------------------------------------

        In addition to the defined benefit pension plan, NLIC, FHLIC, WCLIC, NCC and NFS participate with other affiliated companies in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement life insurance contributions are based on age and coverage amount of each retiree. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. The accounting for the health care plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to increase the retiree contribution amount annually for expected health care inflation. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. The Company began funding in 1994. Plan assets are invested in group annuity contracts of NLIC.

        Effective January 1, 1993, the Company adopted the provisions of STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 106 - EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (SFAS 106), which requires the accrual method of accounting for postretirement life and health care insurance benefits based on actuarially determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits. Postretirement benefit cost for 1992, which was recorded on a cash basis, has not been restated.

        The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation as of January 1, 1993. Accordingly, a noncash charge of $32,275 ($20,979 net of related income tax benefit) was recorded in the consolidated statement of income as a
        cumulative effect of a change in accounting principle.   See note 3.
        The adoption of SFAS 106, including the cumulative effect of the change in accounting principle, increased the expense for postretirement benefits by $35,277 to $36,544 in 1993. Net periodic postretirement benefit cost for 1994 was $4,627. The Company's accrued postretirement benefit obligation as of December 31, 1994 and 1993 was $36,001 and $35,277, respectively.

        Actuarial assumptions for the measurement of the December 31, 1994 accumulated postretirement benefit obligation include a discount rate of 8% and an assumed health care cost trend rate of 11%, uniformly declining to an ultimate rate of 6% over 12 years.

        Actuarial assumptions for the measurement of the December 31, 1993 accumulated postretirement benefit obligation and the 1994 net periodic postretirement benefit cost include a discount rate of 7% and an assumed health care cost trend rate of 12%, uniformly declining to an ultimate rate of 6% over 12 years.

        Actuarial assumptions used to determine the accumulated postretirement benefit obligation as of January 1, 1993 and the 1993 net periodic postretirement benefit cost include a discount rate of 8% and an assumed health care cost trend rate of 14%, uniformly declining to an ultimate rate of 6% over 12 years.

        Information regarding the funded status of the plan as a whole as of December 31, 1994 and 1993 follows:

                                                                                             1994             1993
                                                                                          ---------        ---------
           Accumulated postretirement benefit obligation:
              Retirees                                                                    $  76,677           90,312
              Fully eligible, active plan participants                                       22,013           24,833
              Other active plan participants                                                 59,089           84,103
                                                                                          ---------        ---------
                 Accumulated postretirement benefit obligation                              157,779          199,248
              Plan assets at fair value                                                      49,012                -
                                                                                          ---------        ---------
                 Plan assets less than accumulated postretirement benefit
                   obligation                                                              (108,767)        (199,248)
              Unrecognized net (gains) losses                                               (41,497)          15,128
                                                                                          ---------        ---------
                 Accrued postretirement benefit obligation                                $(150,264)        (184,120)
                                                                                          =========        =========

                                  75 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued
        The amount of net periodic postretirement benefit cost for the plan as a whole for the years ended December 31, 1994 and 1993 is as follows:

                                                                                                   1994            1993
                                                                                                 -------         -------
           Net periodic postretirement benefit cost:
              Service cost - benefits attributed to employee service during the year             $ 8,586            7,090
              Interest cost on accumulated postretirement benefit obligation                      14,011           13,928
              Actual return on plan assets                                                        (1,622)               -
              Net amortization and deferral                                                        1,622                -
                                                                                                 -------           ------
                 Net periodic postretirement benefit cost                                        $22,597           21,018
                                                                                                 =======           ======

        The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1994 and 1993 by $8,109 and $15,621, respectively, and the net periodic postretirement benefit cost for the years ended December 31, 1994 and 1993 by $866 and $2,377, respectively.

(12)    Portfolio Transfer of Credit Life and Credit Accident and Health
        ----------------------------------------------------------------
        On March 13, 1992, WCLIC entered into an assignment and assumption agreement with American Bankers Life Assurance Company of Florida (ABLAC) under which ABLAC assumed, by portfolio transfer, substantially all of WCLIC's credit life and accident and health policies in force as of January 1, 1992. A pre-tax loss of approximately $15,000 was recognized from this transaction in 1992. The loss represents approximately $34,000 of amortization of deferred policy acquisition costs, less approximately $27,000 in ceded commissions earned, plus death benefits incurred and other expenses. Under the terms defined in the assignment and assumption agreement, WCLIC is contingently liable for adverse development of claims activity up to a defined limit. As of December 31, 1994, WCLIC has provided for a contingent liability based on the development of claims experience through December 31, 1994. As of December 31, 1993, WCLIC had provided for the maximum contingent liability in the absence of conclusive claims experience development.

(13)    Regulatory Risk-Based Capital, Retained Earnings and Dividend
        -------------------------------------------------------------
        Restrictions
        ------------

        Each insurance company's state of domicile imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. NLIC and each of its insurance subsidiaries exceed the minimum risk-based capital requirements.

        In accordance with the requirements of the New York statutes, the Company has agreed with the Superintendent of Insurance of that state that so long as participating policies and contracts are held by residents of New York, no profits on participating policies and contracts in excess of the larger of (a) ten percent of such profits or
        (b) fifty cents per year per thousand dollars of participating life insurance in force, exclusive of group term, at the year-end shall inure to the benefit of the shareholders. Such New York statutes further provide that so long as such agreement is in effect, such excess of profits shall be exhibited as "participating policyholders' surplus" in annual statements filed with the Superintendent and shall be used only for the payment or apportionment of dividends to participating policyholders at least to the extent required by statute or for the purpose of making up any loss on participating policies.

        In the opinion of counsel for the Company, the ultimate ownership of the entire surplus, however classified, of the Company resides with the shareholder, subject to the usual requirements under state laws and regulations that certain deposits, reserves and minimum surplus be maintained for the protection of the policyholders until all policy contracts are discharged.

                                  76 of 101

              NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued

        Based on the opinion of counsel with respect to the ownership of its surplus, the Company is of the opinion that the earnings attributable to participating policies in excess of the amounts paid as dividends to policyholders belong to the shareholder rather than the policyholders, and such earnings are so treated by the Company.

        The amount of shareholder's equity other than capital shares was $1,904,664, $1,647,353, and $1,426,427 as of December 31,
        1994, 1993 and 1992, respectively. The amount thereof not presently available for dividends to the shareholder due to the New York restrictions and to adjustments relating to GAAP was $929,934, $954,037 and $841,583 as of December 31, 1994, 1993 and 1992,
        respectively.

        Ohio law limits the payment of dividends to shareholders. The maximum dividend that may be paid by the Company without prior approval of the Director of the Department of Insurance of the State of Ohio is limited to the greater of statutory gain from operations of the preceding calendar year or 10% of statutory shareholder's surplus as of the prior December 31. Therefore, $1,707,110, of shareholder's equity, as presented in the accompanying consolidated financial statements, is restricted as to dividend payments in 1995.

        California law limits the payment of dividends to shareholders of WCLIC. The maximum dividend that may be paid by WCLIC without prior approval of the Commissioner of the State of California Department of Insurance is limited to the greater of WCLIC's statutory net income of the preceding calendar year or 10% of WCLIC's statutory shareholder's surplus as of the prior December 31. Therefore, $126,489 of WCLIC's shareholder's equity is restricted as to dividend payments in 1995.

        Wisconsin law limits the payment of dividends to shareholders of ELICW. The maximum dividend that may be paid by ELICW without prior approval of the Commissioner of the State of Wisconsin is limited to the greater of ELICW's statutory net income of the preceding calendar year or 10% of ELICW s statutory surplus as of the prior December 31, Therefore, $135,369 of ELICW's shareholder's equity is restricted as to dividend payments in 1995.

        Michigan law limits the payment of dividends to shareholders of NCC. The maximum dividend that may be paid by NCC without prior approval of the Commissioner of the State of Michigan Bureau of Insurance is limited to the greater of NCC's statutory net income, not including realized capital gains, of the preceding calendar year or 10% of NCC's statutory shareholder's surplus as of the prior December 31. Therefore, $66,564 of NCC's shareholder's equity is restricted as to dividend payments in 1995. In addition, prior approval is not required for a dividend which does not increase gross leverage to a point in excess of the United States consolidated industry average for the most recent available year.

(14)    Transactions With Affiliates
        ----------------------------
        Effective December 31, 1994, NLIC purchased all of the outstanding shares of ELICW from Wausau Service Corporation (WSC) for an amount approximating $165,000, subject to specified adjustments, if any, subsequent to year end. NLIC transferred fixed maturity securities and cash with a fair value of $155,000 to WSC on December 28, 1994, which resulted in a realized loss of $19,239 on the disposition of the securities. An accrual approximating $10,000 is reflected in the accompanying consolidated balance sheet. The purchase price approximated both the historical cost basis and fair value of net assets of ELICW. ELICW has and will continue to share home office, other facilities, equipment and common management and administrative services with WSC.

        The deferred compensation annuity line of business of the Company is primarily sold through Public Employees Benefit Services Corporation (PEBSCO). The Company paid PEBSCO commissions and administrative fees of $26,699, $22,681 and $20,146 in 1994, 1993 and
        1992, respectively.  PEBSCO is a wholly owned subsidiary of Corp.

        The Company and NEA Valuebuilder Investor Services, Inc. (NEAVIS) have contracted with the National Education Association (NEA) to provide individual annuity contracts to be marketed exclusively to members of the NEA. The Company paid NEAVIS a marketing development fee of $11,095, $9,229 and $6,426 in 1994, 1993 and 1992, respectively.
        NEAVIS is a wholly owned subsidiary of Corp.

        The Company shares home office, other facilities, equipment and common management and administrative services with affiliates.

                                  77 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


        The Company participates in intercompany repurchase agreements with affiliates whereby the seller will transfer securities to the buyer at a stated value. Upon demand or a stated period, the securities will be repurchased by the seller at the original sales price plus a price differential. Transactions under the agreements during 1994 and 1993 were not material.

        During 1993, the Company sold equity securities with a market value $194,515 to NMIC, resulting in a realized gain of $122,823. With the proceeds, the Company purchased securities with a market value of $194,139 and cash of $376 from NMIC.

        Intercompany reinsurance contracts exist between NLIC and NMIC, NLIC and WCLIC, NLIC and NCC, WCLIC and NMIC and WCLIC and
        ELICW as of December 31, 1994. These contracts are immaterial to the consolidated financial statements.

        NCC participates in several 100% quota share reinsurance agreements with NMIC. NCC serves as the licensed insurer as required for an affiliated excess and surplus lines company and cedes 100% of direct written premiums to NMIC. In 1989, NCC transferred 100% of assets and unearned premiums and loss reserves related to a discontinued block of assumed reinsurance to NMIC (95.3%) and Nationwide Mutual Fire Insurance Company (4.7%). Effective January 1, 1993, NCC entered into a 100% quota share reinsurance agreement to cede to NMIC 100% of all written premiums not subject to any other reinsurance agreements.

        As a result of these agreements, and in accordance with STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 113 - ACCOUNTING AND REPORTING FOR REINSURANCE OF SHORT-DURATION AND LONG-DURATION CONTRACTS, the following amounts are included in the consolidated financial statements as of December 31, 1994 and 1993 for reinsurance ceded:

                                                                    1994             1993
                                                                  --------         --------
           Reinsurance recoverable                                $575,721          533,401
           Unearned premium reserves                              (118,092)        (102,644)
           Loss and claim reserves                                (371,974)        (352,303)
           Loss and expense reserves                               (85,655)         (78,454)
                                                                  --------         --------
                                                                  $      0                0
                                                                  ========         ========

        The ceding of reinsurance does not discharge the original insurer from primary liability to its policyholder. The insurer which assumes the coverage assumes the related liability and it is the practice of insurers to treat insured risks, to the extent of reinsurance ceded, as though they were risks for which the original insurer is not liable. Management believes the financial strength of NMIC reduces to an acceptable level any risk to NCC under these intercompany reinsurance agreements.

        The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash
        Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $92,531 and $28,683 at December 31, 1994 and 1993, respectively, and are included in short-term investments on the accompanying consolidated balance sheets.

(15)    Bank Lines of Credit
        --------------------

        As of December 31, 1994 and 1993, NLIC had $120,000 of confirmed but unused bank lines of credit which support a $100,000 commercial paper borrowing authorization. Additionally, NFS had $27,000 of confirmed but unused bank lines of credit.

                                  78 of 101

               NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
             (a wholly owned subsidiary of Nationwide Corporation)

             Notes to Consolidated Financial Statements, Continued


(16)    Contingencies
        -------------

        The  Company is a defendant in various lawsuits.   In the
        opinion of management, the effects, if any, of such lawsuits are not expected to be material to the Company's financial position or results of operations.

(17)    Major Lines of Business
        -----------------------

        The Company operates in the life and accident and health lines of business in the life insurance and property and casualty insurance industries. Life insurance operations include whole life, universal life, variable universal life, endowment and term life insurance and annuity contracts issued to individuals and groups. Accident and health operations also provide coverage to individuals and groups.

        The following table summarizes the revenues and income before Federal income tax and cumulative effect of changes in accounting principles for the years ended December 31, 1994, 1993 and 1992 and assets as of December 31, 1994, 1993 and 1992, by line of business.

                                                                                  1994              1993             1992
                                                                              -----------       ----------       ----------
            Revenues:
                 Life insurance                                               $ 1,577,809        1,479,956        1,406,417
                 Accident and health                                              345,544          339,764          475,290
                 Investment income allocated to capital and surplus               122,847          214,806           51,611
                                                                              -----------        ---------        ---------
                      Total                                                   $ 2,046,200        2,034,526        1,933,318
                                                                              ===========        =========        =========
            Income before Federal income tax and cumulative
                effect of changes in accounting principles:
                 Life insurance                                                   141,650           83,917           78,627
                 Accident and health                                               13,220           15,043              436
                 Investment income allocated to capital and surplus               118,360          213,941           51,496
                                                                              -----------        ---------        ---------
                      Total                                                   $   273,230          312,901          130,559
                                                                              ===========        =========        =========
            Assets:
                 Life insurance                                                28,351,628       22,982,186       19,180,561
                 Accident and health                                              852,026          773,007          343,535
                 Capital and surplus                                            1,908,479        1,651,168        1,430,242
                                                                              -----------        ---------        ---------
                      Total                                                   $31,112,133       25,406,361       20,954,338
                                                                              ===========        =========        =========

        Included in life insurance revenues are premiums from certain annuities with life contingencies of $20,134 ($35,341 and $54,066 for the years ended December 31, 1993 and 1992, respectively) as well as universal life and investment product policy charges of $239,021 ($188,057 and $148,464 for the years ended December 31, 1993 and 1992 respectively) for the year ended December 31, 1994.

        Allocations of investment income and certain general expenses were based on a number of assumptions and estimates, and reported operating results would change by line if different methods were applied. Investment income and realized gains allocable to policyholders in 1994 were $1,193,292 and $1,775, respectively.

(18)    Subsequent Event
        ----------------

        On January 30, 1995, FHLIC received approval from the Ohio Secretary of State to change its name to Nationwide Life and Annuity Insurance Company.

                                  79 of 101

PART C. OTHER INFORMATION
Item 24.     FINANCIAL STATEMENTS AND EXHIBITS

                                                                                                               PAGE
(a)  Financial Statements:
    (1)         Financial statements and schedule included
                in Prospectus.
                (Part A):
                Condensed Financial Information.                                                               N/A
    (2)         Financial statements and schedule included
                in Part B:
                Those financial statements and schedule                                                         45
                required by Item 23 to be included in Part B
                have been incorporated therein by reference
                to the Prospectus (Part A).
Nationwide Variable Account:
                Independent Auditors' Report.                                                                   45
                Statement of Assets, Liabilities and Contract                                                   46
                Owners' Equity as of December 31, 1994
                Statement of Operations and Changes in                                                          48
                Contract Owners' Equity for the years ended
                December 31, 1994, 1993 and 1992
                Notes to Financial Statements                                                                   49
                Schedule I                                                                                      52
Nationwide Life Insurance Company:
                Independent Auditors' Report.                                                                   56
                Consolidated Balance Sheets as of December                                                      57
                31, 1994 and 1993.
                Consolidated Statements of Income for the                                                       58
                years ended December 31, 1994, 1993 and
                1992.
                Consolidated Statements of Shareholder's                                                        59
                Equity for the years ended December 31,
                1994, 1993 and 1992.
                Consolidated Statements of Cash Flows for                                                       60
                the years ended December 31, 1994, 1993
                and 1992.
                Notes to Consolidated Financial Statements.                                                     61

                                  80 of 101

Item 24.     (b) Exhibits
                (1) Resolution of the Depositor's Board of Directors authorizing establishment of the separate account (Nationwide Variable Account)*

                (2)  Not Applicable

                (3) Underwriting or Distribution Agreement between Depositor and Principal Underwriter*

                (4)  Form of Variable Annuity Contract - attached hereto

                (5)  Form of Application - attached hereto

                (6)  Articles of Incorporation*

                (7)  Not Applicable

                (8)  Not Applicable

                (9)  Opinion of Counsel - attached hereto

               (10)  Not Applicable

               (11)  Not Applicable

               (12)  Not Applicable

               (13)  Computation of Performance Quotations**

               *Filed previously in conjunction with '33 Act File No. 2-58043 and '40 Act File No.811-2716 and hereby incorporated by reference

               **Filed previously in conjunction with numerous prior registrations (see, for example, SEC File 33-82190)



                                  81 of 101

Item 25.     DIRECTORS AND OFFICERS OF THE DEPOSITOR

                         NAME AND PRINCIPAL                           POSITIONS AND OFFICES
                          BUSINESS ADDRESS                                WITH DEPOSITOR
                        Lewis J. Alphin                                       Director
                        519 Bethel Church Road
                        Mount Olivet, NC  28365

                        Willard J. Engel                                      Director
                        1100 East Main Street
                        Marshall, MN 56258

                        Fred C. Finney                                        Director
                        1558 West Moreland Road
                        Wooster, OH 44691

                        Peter F. Frenzer                       President and Chief Operating Officer
                        One Nationwide Plaza                                and Director
                        Columbus, OH  43215

                        Charles L. Fuellgraf, Jr.                             Director
                        600 South Washington Street
                        Butler, PA  16001

                        Henry S. Holloway                                 Chairman of the
                        1247 Stafford Road                                     Board
                        Darlington, MD  21034

                        D. Richard McFerson                    President and Chief Executive Officer-
                        One Nationwide Plaza                      Nationwide Insurance Enterprise
                        Columbus, OH  43215                                 and Director

                        David O. Miller                                       Director
                        115 Sprague Drive
                        Hebron, Ohio  43025

                        C. Roy Noecker                                        Director
                        2770 State Route 674 South
                        Ashville, OH 43103

                        James F. Patterson                                    Director
                        8765 Mulberry Road
                        Chesterland, OH  44026

                        Robert H. Rickel                                      Director
                        P.O. Box 319
                        Bayview, ID  83803





                                   82 of 101

                         NAME AND PRINCIPAL                           POSITIONS AND OFFICES
                          BUSINESS ADDRESS                                WITH DEPOSITOR
                        Arden L. Shisler                                      Director
                        2724 West Lebanon Road
                        Dalton, OH  44618

                        Robert L. Stewart                                     Director
                        88740 Fairview Road
                        Jewett, OH  43986

                        Nancy C. Thomas                                       Director
                        10835 Georgetown Street NE
                        Louisville, OH  44641

                        Harold W. Weihl                                       Director
                        14282 King Road
                        Bowling Green, OH  43402

                        Gordon E. McCutchan                          Executive Vice President,
                        One Nationwide Plaza                         Law and Corporate Services
                        Columbus, OH  43215                                and Secretary

                        James E. Brock                                Senior Vice President -
                        One Nationwide Plaza                       Investment Product Operations
                        Columbus, OH  43215

                        W. Sidney Druen                          Senior Vice President and General
                        One Nationwide Plaza                      Counsel and Assistant Secretary
                        Columbus, OH  43215

                        Harvey S. Galloway, Jr.                 Senior Vice President-Chief Actuary-
                        One Nationwide Plaza                        Life, Health, and Annuities
                        Columbus, OH  43215

                        Richard A. Karas                           Senior Vice President - Sales
                        One Nationwide Plaza                             Financial Services
                        Columbus, OH  43215

                        Robert A. Oakley                             Executive Vice President-
                        One Nationwide Plaza                          Chief Financial Officer
                        Columbus, Ohio  43215

                        Carl J. Santillo                               Senior Vice President
                        One Nationwide Plaza                         Life and Health Operations
                        Columbus, OH  43215

                        Michael D. Bleiweiss                              Vice President-
                        One Nationwide Plaza                           Deferred Compensation
                        Columbus, OH  43215






                                   83 of 101

                         NAME AND PRINCIPAL                           POSITIONS AND OFFICES
                          BUSINESS ADDRESS                                WITH DEPOSITOR
                        Matthew S. Easley                                 Vice President -
                        One Nationwide Plaza                       Annuity and Pension Actuarial
                        Columbus, OH  43215

                        Ronald L. Eppley                                  Vice President-
                        One Nationwide Plaza                                  Pensions
                        Columbus, OH  43215

                        Timothy E. Murphy                             Vice President-Strategic
                        One Nationwide Plaza                             Planning/Marketing
                        Columbus, Ohio  43215

                        R. Dennis Noice                                   Vice President-
                        One Nationwide Plaza                       Individual Investment Products
                        Columbus, OH  43215

                        Joseph P. Rath                                    Vice President -
                        One Nationwide Plaza                         Associate General Counsel
                        Columbus, OH  43215

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

                * Subsidiaries for which separate financial statements are filed
                ** Subsidiaries included in the respective consolidated financial statements
                *** Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
                ****  other subsidiaries









                                   84 of 101

                                                                                 NO. VOTING SECURITIES
                                                                                  (SEE ATTACHED CHART)
                                                                                    UNLESS OTHERWISE
                                                                STATE OF               INDICATED
                                COMPANY                       ORGANIZATION                                    PRINCIPAL BUSINESS
               Nationwide Mutual Insurance Company                Ohio                                   Insurance Company
               (Casualty)

               Nationwide Mutual Fire Insurance Company           Ohio                                   Insurance Company

               Nationwide Investing Foundation                  Michigan                                 Investment Company

               Nationwide Insurance Enterprise                    Ohio                                   Membership Non-Profit
               Foundation                                                                                Corporation

               Nationwide Insurance Golf Charities,               Ohio                                   Membership Non-Profit
               Inc.                                                                                      Corporation

               Farmland Mutual Insurance Company                  Iowa                                   Insurance Company

               F & B, Inc.                                        Iowa                                   Insurance Agency

               Farmland Life Insurance Company                    Iowa                                   Life Insurance Company

               Nationwide Agribusiness Insurance                  Iowa                                   Insurance Company
               Company

               Colonial Insurance Company of California        California                                Insurance Company

               Nationwide General Insurance Company               Ohio                                   Insurance Company

               Nationwide Property & Casualty Insurance           Ohio                                   Insurance Company
               Company

           **  Nationwide Life and Annuity Insurance              Ohio                                   Life Insurance Company
               Company

               Scottsdale Insurance Company                       Ohio                                   Insurance Company

               Scottsdale Indemnity Company                       Ohio                                   Insurance Company

               Neckura Insurance Company                        Germany                                  Insurance Company

               Neckura Life Insurance Company                   Germany                                  Life Insurance Company

               Neckura General Insurance Company                Germany                                  Insurance Company

               Columbus Service, GMBH                           Germany                                  Insurance Broker

               Auto-Direkt Insurance Company                    Germany                                  Insurance Company

               Neckura Holding Company                          Germany                                  Administrative service for
                                                                                                         Neckura Insurance Group

               SVM Sales GMBH, Neckura Insurance Group          Germany                                  Sales support for Neckura
                                                                                                         Insurance Group

                                   85 of 101

                                                                                NO. VOTING SECURITIES
                                                                                (SEE ATTACHED CHART)
                                                                                  UNLESS OTHERWISE
                                                              STATE OF                INDICATED
                              COMPANY                       ORGANIZATION                                    PRINCIPAL BUSINESS
              Lone Star General Agency, Inc.                    Texas                                   Insurance Agency

              Colonial County Mutual Insurance Company          Texas                                   Insurance Company

              Nationwide Communications Inc.                    Ohio                                    Radio Broadcasting Business

              Nationwide Community Urban Redevelopment          Ohio                                    Redevelopment of blighted
              Corporation                                                                               areas within the City of
                                                                                                        Columbus, Ohio

              Insurance Intermediaries, Inc.                    Ohio                                    Insurance Broker and
                                                                                                        Insurance Agency

              Nationwide Cash Management Company                Ohio                                    Investment Securities Agent

              California Cash Management Company             California                                 Investment Securities Agent

              Nationwide Development Company                    Ohio                                    Owns, leases and manages
                                                                                                        commercial real estate

              Allnations, Inc.                                  Ohio                                    Promotes cooperative
                                                                                                        insurance corporations
                                                                                                        worldwide

              Gates, McDonald & Company of New York           New York                                  Workers Compensation Claims
                                                                                                        Administration

              Nationwide Indemnity Company                      Ohio                                    Reinsurance Company

              NWE, Inc.                                         Ohio                                    Special Investments

                                   86 of 101

                                                                                 NO. VOTING SECURITIES
                                                                                  (SEE ATTACHED CHART)
                                                                                    UNLESS OTHERWISE
                                                                STATE OF               INDICATED
                                COMPANY                       ORGANIZATION                                    PRINCIPAL BUSINESS
               Nationwide Corporation                             Ohio                                   Organized for the purpose
                                                                                                         of acquiring, holding,
                                                                                                         encumbering, transferring,
                                                                                                         or otherwise disposing of
                                                                                                         shares, bonds, and other
                                                                                                         evidences of indebtedness,
                                                                                                         securities, and contracts
                                                                                                         of other persons,
                                                                                                         associations, corporations,
                                                                                                         domestic or foreign and to
                                                                                                         form or acquire the control
                                                                                                         of other corporations

               Nationwide Health Care Corporation                 Ohio                                   Develops and operates
                                                                                                         Managed Care Delivery
                                                                                                         System

               InHealth, Inc.                                     Ohio                                   Health Maintenance
                                                                                                         Organization (HMO)

               InHealth Agency, Inc.                              Ohio                                   Insurance Agency

               InHealth Management Systems, Inc.                  Ohio                                   Develops and operates
                                                                                                         Managed Care Delivery
                                                                                                         System

           **  West Coast Life Insurance Company               California                                Life Insurance Company

               Gates, McDonald & Company                          Ohio                                   Cost Control Business

               Gates, McDonald & Company of Nevada               Nevada                                  Self-Insurance
                                                                                                         Administration, Claims
                                                                                                         Examining, and Data
                                                                                                         Processing Services

               Nationwide Investors Services, Inc.                Ohio                                   Stock Transfer Agent

               Leber Direkt Insurance Company                   Germany                                  Life Insurance Company

           **  Nationwide Life Insurance Company                  Ohio                                   Life Insurance Company


                                   87 of 101

                                                                                 NO. VOTING SECURITIES
                                                                                  (SEE ATTACHED CHART)
                                                                                    UNLESS OTHERWISE
                                                                STATE OF               INDICATED
                                COMPANY                       ORGANIZATION                                    PRINCIPAL BUSINESS
           **  Nationwide Property Management, Inc.               Ohio                                   Owns, leases, manages and
                                                                                                         deals in Real Property.

           **  MRM Investments, Inc.                              Ohio                                   Owns and operates a
                                                                                                         Recreational Ski Facility

           **  National Casualty Company                        Michigan                                 Insurance Company


           **  Nationwide Financial Services, Inc.                Ohio                                   Registered Broker-Dealer,
                                                                                                         Investment Manager and
                                                                                                         Administrator

            *  Nationwide Separate Account Trust             Massachusetts                               Investment Company

            *  Nationwide Investing Foundation II            Massachusetts                               Investment Company

            *  Financial Horizons Investment Trust           Massachusetts                               Investment Company

               PEBSCO Securities Corp.                          Oklahoma                                 Registered Broker-Dealer in
                                                                                                         Deferred Compensation
                                                                                                         Market

           **  National Premium and Benefit                     Delaware                                 Insurance Administrative
               Administration Company                                                                    Services

               Public Employees Benefit Services                Delaware                                 Marketing and
               Corporation                                                                               Administration of Deferred
                                                                                                         Employee Compensation Plans
                                                                                                         for Public Employees

               PEBSCO of Massachusetts Insurance             Massachusetts                               Markets and Administers
               Agency, Inc.                                                                              Deferred Compensation Plans
                                                                                                         for Public Employees


                                   88 of 101

                                                                                NO. VOTING SECURITIES
                                                                                (SEE ATTACHED CHART)
                                                                                  UNLESS OTHERWISE
                                                              STATE OF                INDICATED
                              COMPANY                       ORGANIZATION                                    PRINCIPAL BUSINESS
              Public Employees Benefit Services                Alabama                                  Markets and Administers
              Corporation of Alabama                                                                    Deferred Compensation Plans
                                                                                                        for Public Employees

              Public Employees Benefit Services                Montana                                  Markets and Administers
              Corporation of Montana                                                                    Deferred Compensation Plans
                                                                                                        for Public Employees

              PEBSCO of Texas, Inc.                             Texas                                   Markets and Administers
                                                                                                        Deferred Compensation Plans
                                                                                                        for Public Employees

              Public Employees Benefit Services               Arkansas                                  Markets and Administers
              Corporation of Arkansas                                                                   Deferred Compensation Plans
                                                                                                        for Public Employees

              Public Employees Benefit Services              New Mexico                                 Markets and Administers
              Corporation of New Mexico                                                                 Deferred Compensation Plans
                                                                                                        for Public Employees

              Wausau Lloyds                                     Texas                                   Texas Lloyds Company

              Wausau Service Corporation                      Wisconsin                                 Holding Company

              American Marine Underwriters, Inc.               Florida                                  Underwriting Manager

              Greater La Crosse Health Plans, Inc.            Wisconsin                                 Writes Commercial Health
                                                                                                        and Medicare Supplement
                                                                                                        Insurance

              Wausau Business Insurance Company               Illinois                                  Insurance Company

              Wausau Preferred Health Insurance               Wisconsin                                 Insurance and Reinsurance
              Company                                                                                   Company

              Wausau Insurance Co. Limited (U.K.)          United Kingdom                               Insurance and Reinsurance
                                                                                                        Company

              Wausau Underwriters Insurance Company           Wisconsin                                 Insurance Company

              Employers Life Insurance Company of             Wisconsin                                 Life Insurance Company
              Wausau

                                   89 of 101

                                                                                NO. VOTING SECURITIES
                                                                                (SEE ATTACHED CHART)
                                                                                  UNLESS OTHERWISE
                                                              STATE OF                INDICATED
                              COMPANY                       ORGANIZATION                                    PRINCIPAL BUSINESS
              Employers Insurance of Wausau                   Wisconsin                                 Insurance Company
              A Mutual Company

              Wausau General Insurance Company                Illinois                                  Insurance Company

              Countrywide Services Corporation                Delaware                                  Products Liability,
                                                                                                        Investigative and Claims
                                                                                                        Management Services

              Wausau International Underwriters              California                                 Special Risks, Excess and
                                                                                                        Surplus Lines Insurance
                                                                                                        Underwriting Manager

              Companies Agency, Inc. (Wisconsin)              Wisconsin                                 Insurance Broker

              Companies Agency Insurance Services of         California                                 Insurance Broker
              California, Inc.

              Companies Agency of Idaho, Inc.                   Idaho                                   Insurance Broker

              Key Health Plan, Inc.                          California                                 Pre-paid health plans

              Pension Associates of Wausau, Inc.              Wisconsin                                 Pension plan
                                                                                                        administration, record
                                                                                                        keeping and consulting and
                                                                                                        compensation consulting

              Companies Agency of Phoenix, Inc.                Arizona                                  Insurance Broker

              Companies Agency of Illinois, Inc.              Illinois                                  Acts as Collection Agent
                                                                                                        for Policies placed through
                                                                                                        Brokers

              Companies Agency of Kentucky, Inc.              Kentucky                                  Insurance Broker

              Companies Agency of Alabama, Inc.                Alabama                                  Insurance Broker

              Companies Agency of Pennsylvania, Inc.        Pennsylvania                                Insurance Broker

              Companies Agency of Massachusetts, Inc.       Massachusetts                               Insurance Broker

                                   90 of 101

                                                                                NO. VOTING SECURITIES
                                                                                (SEE ATTACHED CHART)
                                                                                  UNLESS OTHERWISE
                                                              STATE OF                INDICATED
                              COMPANY                       ORGANIZATION                                    PRINCIPAL BUSINESS
              Companies Agency of New York, Inc.              New York                                  Insurance Broker

              Financial Horizons Distributors Agency          Oklahoma                                  Life Insurance Agency
              of Oklahoma, Inc.

              Financial Horizons Distributors Agency,         Delaware                                  Insurance Agency
              Inc.

              Financial Horizons Distributors Agency            Ohio                                    Insurance Agency
              of Ohio, Inc.

              Landmark Financial Services of New York,        New York                                  Life Insurance Agency
              Inc.

              Financial Horizons Distributors Agency           Alabama                                  Life Insurance Agency
              of Alabama, Inc.

              Financial Horizons Securities                   Oklahoma                                  Broker Dealer
              Corporation

              Affiliate Agency of Ohio, Inc.                    Ohio                                    Life Insurance Agency

              Affiliate Agency, Inc.                          Delaware                                  Life Insurance Agency

              NEA Valuebuilder Investor Services, Inc.        Delaware                                  Life Insurance Agency

              NEA Valuebuilder Investor Services of            Alabama                                  Life Insurance Agency
              Alabama, Inc.

              NEA Valuebuilder Investor Services of         Massachusetts                               Life Insurance Agency
              Massachusetts, Inc.

              NEA Valuebuilder Investor Services of             Ohio                                    Life Insurance Agency
              Ohio, Inc.

              NEA Valuebuilder Investor Services of             Texas                                   Life Insurance Agency
              Texas, Inc.

              NEA Valuebuilder Investor Services of           Oklahoma                                  Life Insurance Agency
              Oklahoma, Inc.

              Financial Horizons Distributors Agency            Texas                                   Life Insurance Agency
              of Texas, Inc.

              Colonial General Insurance Agency, Inc.          Arizona                                  Insurance Agency

              The Beak and Wire Corporation                     Ohio                                    Radio Tower Joint Venture

              Video Eagle, Inc.                                 Ohio                                    Operates Several Video
                                                                                                        Cable Systems

                                   91 of 101

                                                                                 NO. VOTING SECURITIES
                                                                                  (SEE ATTACHED CHART)
                                                                                    UNLESS OTHERWISE
                                                                STATE OF               INDICATED
                                COMPANY                       ORGANIZATION                                    PRINCIPAL BUSINESS
            *  MFS Variable Account                               Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Nationwide Multi-Flex Variable Account             Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Nationwide Variable Account-II                     Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Nationwide Variable Account                        Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Nationwide DC Variable Account                     Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Separate Account No. 1                             Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Nationwide VLI Separate Account                    Ohio          Nationwide Life          Issuer of Life Insurance
                                                                                Separate Account         Contracts

            *  Nationwide Variable Account-3                      Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Nationwide VLI Separate Account-2                  Ohio          Nationwide Life          Issuer of Life Insurance
                                                                                Separate Account         Contracts

            *  Nationwide VA Separate Account-A                   Ohio          Nationwide Life and      Issuer of Annuity Contracts
                                                                                Annuity Separate
                                                                                Account

            *  Nationwide Variable Account-4                      Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Nationwide Variable Account-5                      Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  NACo Variable Account                              Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account


            *  Nationwide VLI Separate Account-3                  Ohio          Nationwide Life          Issuer of Life Insurance
                                                                                Separate Account         Contracts

            *  Nationwide VL Separate Account-A                   Ohio          Nationwide Life and      Issuer of Life Insurance
                                                                                Annuity Separate         Contracts
                                                                                Account

            *  Nationwide Variable Account-6                      Ohio          Nationwide Life          Issuer of Annuity Contracts
                                                                                Separate Account

            *  Nationwide Fidelity Advisor Variable               Ohio          Nationwide Life          Issuer of Annuity Contracts
               Account                                                          Separate Account

            *  Nationwide VA Separate Account-C                   Ohio          Nationwide Life and      Issuer of Annuity Contracts
                                                                                Annuity Separate
                                                                                Account

            *  Nationwide VA Separate Account-B                   Ohio          Nationwide Life and      Issuer of Annuity Contracts
                                                                                Annuity Separate
                                                                                Account

            *  Nationwide VA Separate Account-Q                   Ohio          Nationwide Life and      Issuer of Annuity Contracts
                                                                                Annuity Separate
                                                                                Account


                                   92 of 101

                                                 NATIONWIDE INSURANCE ENTERPRISE                                        (left side}
 ______________________
| NATIONWIDE INSURANCE |
| GOLF CHARITIES, INC. |
|                      |
|     MEMBERSHIP       |
|     NONPROFIT        |
|    CORPORATION       |
|______________________|
 ________________________________________________________________________________________________
|                               EMPLOYERS INSURANCE OF WAUSAU                                    |
|                                    A MUTUAL COMPANY                                            |
|                                                                                                |=================================
|                         Contribution Note          Cost                                        |
|                         -----------------          ----                                        |
|                         Casualty                   $400,000,000                                |
|________________________________________________________________________________________________|
                 |                                    |
    _____________|_________________      _____________|__________________               _____________________
   |      WAUSAU INSURANCE CO.     |    |        WAUSAU SERVICE          |             |                     |
   |        (U.K.) LIMITED         |    |      CORPORATION (WSC)         |             |                     |
   |                               |    |                                |             |    WAUSAU LLOYDS    |
   |  Common Stock:   8,506,800    |    |   Common Stock:   1,000        |             |                     |
   |  -------------   Shares       |    |   -------------   Shares       |=============|                     |
   |                               |    |                                |             |                     |
   |                  Cost         |    |                   Cost         |             |                     |
   |                  ----         |    |                   ----         |             |    A TEXAS LLOYDS   |
   |  Employers--                  |    |   Employers--                  |             |                     |
   |  100%            $15,683,300  |    |   100%            $106,763,000 |             |                     |
   |_______________________________|    |________________________________|             |_____________________|
                                                        |
                                                        |     ______________________________
                                                        |    |        WAUSAU BUSINESS       |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  5,900,000    |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 -----        |
                                                        |    |  WSC-100%       $11,800,000  |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       WAUSAU UNDERWRITERS    |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  8,750        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                  Cost        |
                                                        |    |                  ----        |
                                                        |    |  WSC-100%        $24,560,006 |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       GREATER LA CROSSE      |
                                                        |    |       HEALTH PLANS, INC.     |
                                                        |    |                              |
                                                        |    |  Common Stock:  3,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-33.3%      $861,761     |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF ALABAMA, INC.       |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $100         |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF KENTUCKY, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  ------------   Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |     OF PENNSYLVANIA, INC.    |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $100         |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |     OF MASSACHUSETTS, INC.   |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF NEW YORK, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |         OF IDAHO, INC.       |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |          OF PHOENIX          |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |     COUNTRYWIDE SERVICES     |
                                                        |    |          CORPORATION         |
                                                        |    |                              |
                                                        |    |  Common Stock:  100          |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $145,852     |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |         WAUSAU GENERAL       |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  200,000      |
                                                        |____|  ------------   Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $31,000,000  |
                                                        |    |______________________________|









|


                                                        |     ______________________________
                                                        |    |     WAUSAU INTERNATIONAL     |
                                                        |    |         UNDERWRITERS         |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $10,000      |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |      INSURANCE SERVICES      |
                                                        |    |        OF CALIFORNIA         |
                                                        |    |                              |
                                                        |____|  Common Stock:  1,000        |
                                                        |    |  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |        AMERICAN MARINE       |
                                                        |    |   UNDERWRITERS, INC. (AMU)   |
                                                        |    |                              |
                                                        |    |  Common Stock:  20           |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $248,222     |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF ILLINOIS, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  250          |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $2,500       |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________      _____________________________
                                                        |    |    COMPANIES AGENCY, INC.    |    |     PENSION ASSOCIATES      |
                                                        |    |          (WISCONSIN)         |    |       OF WAUSAU, INC.       |
                                                        |    |                              |    |                             |
                                                        |    |  Common Stock:  100          |    |  Common Stock:  1,000       |
                                                        |____|  -------------  Shares       |____|  -------------  Shares      |
                                                             |                              |    |                             |
                                                             |                 Cost         |    |  Companies        Cost      |
                                                             |                 ----         |    |  Agency, Inc.     ----      |
                                                             |  WSC-100%       $10,000      |    |  (Wisconsin) --   $10,000   |
                                                             |______________________________|    |  100%                       |
                                                                                                 |_____________________________|

                                                  NATIONWIDE INSURANCE ENTERPRISE                                (right side)
                                                                                            _________________________________
                                                                                           | NATIONWIDE ENTERPRISE INSURANCE |
                                                                                           |            FOUNDATION           |
                                                                                           |                                 |
                                                                                           |            MEMBERSHIP           |
                                                                                           |            NONPROFIT            |
                                                                                           |           CORPORATION           |
                                                                                           |_________________________________|


    _________________________________________                                               ___________________________
   |                                         |                                             |                           |
===|           NATIONWIDE MUTUAL             |=============================================|     NATIONWIDE MUTUAL     |
   |              (CASUALTY)                 |                                             |            FIRE           |
   |_________________________________________|                                             |___________________________|
                  |               | |   |__________________________________________________________________  :
                  |               | |   |                                                                  | :
    ______________|__________     | |   |    _____________________________                    _____________|_:____________________
   |       ALLNATIONS        |    | |   |   |         NATIONWIDE          |                  |            NATIONWIDE              |
   |                         |    | |   |   |           GENERAL           |                  |            CORPORATION             |
   | Common Stock:  2,939    |    | |   |   |                             |                  |                                    |
   | -------------  Shares   |    | |   |   | Common Stock: 20,000 Shares |                  | Common Stock:           Control    |
   |                         |    | |   |___| -------------               |                  | -------------           -------    |
   |                  Cost   |    | |   |   |                             |                  | $13,092,790             100%       |
   |                  ----   |    | |   |   |                Cost         |                  |                                    |
   | Casualty-26%    $88,320 |    | |   |   |                ----         |                  |          Shares      Cost          |
   | Fire-26%        $88,463 |    | |   |   | Casualty-100%  $5,944,422   |                  |          -----       ----          |
   |_________________________|    | |   |   |_____________________________|                  | Casualty $12,443,280  $710,293,557 |
                                  | |   |                                                    | Fire         649,510    24,007,936 |
    _________________________     | |   |    _____________________________                   |                                    |
   |      FARMLAND MUTUAL    |    | |   |   |     NATIONWIDE PROPERTY     |                  |           (See Page 2)             |
   |     INSURANCE COMPANY   |    | |   |   |        AND CASUALTY         |                  |____________________________________|
   |                         |    | |   |   |                             |
   | Guaranty Fund           |____| |   |   | Common Stock: 60,000 Shares |
   | -------------           |______|   |___| -------------               |
   | Certificate             |          |   |                             |
   | -----------             |          |   |                   Cost      |
   |                         |          |   |                   ----      |
   |                Cost     |          |   | Casualty-100%    $6,000,000 |
   |                ----     |          |   |_____________________________|
   | Casualty       $500,000 |          |
   |_________________________|          |    _____________________________
                   |                    |   |     COLONIAL INS. CO.       |
    _______________|___________         |   |      OF CALIFORNIA          |
   |          F & B, INC.      |        |   |                             |
   |                           |        |   | Common Stock: 1,750 Shares  |
   | Common Stock:    1 Share  |        |___| -------------               |
   | -------------             |        |   |                             |
   |                           |        |   |                 Cost        |
   |                   Cost    |        |   |                 ----        |
   |                   ----    |        |   | Casualty-100%   $11,750,000 |
   | Farmland Mutual-  $10     |        |   |_____________________________|
   | 100%                      |        |
   |___________________________|        |    _____________________________        __________________________
        ____________________________    |   |         SCOTTSDALE          |      |     COLONIAL GENERAL     |
       |       FARMLAND LIFE        |   |   |     INSURANCE COMPANY       |      |  INSURANCE AGENCY, INC.  |
       |     INSURANCE COMPANY      |   |   |                             |      |                          |
       |                            |   |   | Common Stock: 30,136 Shares |      | Common Stock: 1 Share    |
       | Common Stock:  1,000,000   |___|___| -------------               |______| ------------             |
       | -------------  Shares      |   |   |                             |      |                          |
       |                            |   |   |                Cost         |      |              Cost        |
       |                Cost        |   |   |                ----         |      |              ----        |
       |                ----        |   |   | Casualty-100%  $150,000,000 |      | Scottsdale-  $1,082,336  |
       | Casualty-100%  $23,826,196 |   |   |_____________________________|      | 100%                     |
       |____________________________|   |                                        |__________________________|
                                        |
                                        |
                                        |
                                        |    _____________________________
                                        |   |    NATIONWIDE AGRIBUSINESS  |
                                        |   |          INS. CO.           |
                                        |   | Common Stock:  1,000,000    |
                                        |   | -------------  Shares       |
                                        |   |                             |
                                        |___| Casualty-       Cost        |
                                        |   | 99.9%           ----        |
                                        |   |                 $26,300,981 |
                                        |   | Other Capital:              |
                                        |   | Casualty-                   |
                                        |   | Ptd.            $713,567    |
                                        |   |_____________________________|









                                        |    _____________________________                      ______________________________
                                        |   |    NECKURA HOLDING CO.      |                    |          NECKURA             |
                                        |   |        (NECKURA)            |                    |        INSURANCE CO.         |
                                        |   |                             |                    |                              |
                                        |   | Common Stock: 10,000 Shares |                    | Common Stock: 6,000 Shares   |
                                        |___| -------------               |____________________| -------------                |
                                        |   |                             |               |    |                              |
                                        |   |                 Cost        |               |    |               Cost           |
                                        |   |                 ---         |               |    |               ----           |
                                        |   | Casualty-100%   $87,943,140 |               |    | Neckura-100%  DM 6,000,000   |
                                        |   |_____________________________|               |    |______________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |        NECKURA LIFE         |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 4,000 Shares  |
                                        |                                                 |_____| -------------               |
                                        |                                                 |     |                             |
                                        |                                                 |     |                  Cost       |
                                        |                                                 |     |                  ----       |
                                        |                                                 |     | Neckura-100%  DM 15,825,681 |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |      NECKURA GENERAL        |
                                        |                                                 |     |    AUTO INSURANCE CO.       |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1,500 Shares  |
                                        |                                                 |_____| ------------                |
                                        |                                                 |     |                             |
                                        |                                                 |     |               Cost          |
                                        |                                                 |     |               ----          |
                                        |                                                 |     | Neckura-100%  DM 1,656,925  |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |      COLUMBUS SERVICE       |
                                        |                                                 |     |            GmbH             |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1 Share       |
                                        |                                                 |_____| -------------               |
                                        |                                                 |     |                             |
                                        |                                                 |     |                Cost         |
                                        |                                                 |     |                -----        |
                                        |                                                 |     |  Neckura-100%   DM 51,639   |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |        AUTO DIRECT          |
                                        |                                                 |     |        INSURANCE CO.        |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1,500 Shares  |
                                        |                                                 |     | -------------               |
                                        |                                                 |_____|                             |
                                        |                                                 |     |               Cost          |
                                        |                                                 |     |               ----          |
                                        |                                                 |     | Neckura-100%  DM 1,643,149  |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |    _____________________________                |      ____________________________
                                        |   |          NATIONWIDE         |               |     |         SVM SALES          |
                                        |   |          DEVELOPMENT        |               |     |           GmbH             |
                                        |   |                             |               |     |                            |
                                        |   | Common Stock: 99,000 Shares |               |     | Common Stock: 50 Shares    |
                                        |   | -------------               |               |_____| -------------              |
                                        |   |                             |                     |                            |
                                        |___|                Cost         |                     |              Cost          |
                                        |   |                ---          |                     |              ----          |
                                        |   | Casualty-100%  $15,100,000  |                     | Neckura-100%  DM 50,000    |
                                        |   | Other Capital:              |                     |____________________________|
                                        |   | --------------              |
                                        |   | Casualty-Ptd.  $ 2,796,100  |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |          SCOTTSDALE         |
                                        |   |          INDEMNITY          |
                                        |   |                             |
                                        |___| Common Stock: 50,000 Shares |
                                        |   | -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $8,800,000   |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |    NATIONWIDE INDEMNITY     |
                                        |   |                             |
                                        |   | Common Stock: 28,000 Shares |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $294,529,000 |
                                        |   |_____________________________|




                                        |    _____________________________        __________________________
                                        |   |          LONE STAR          |      |   COLONIAL COUNTY MUTUAL |
                                        |   |     GENERAL AGENCY, INC.    |      |     INSURANCE COMPANY    |
                                        |   |                             |      |                          |
                                        |   | Common Stock:  1,000 Shares |      | Surplus Debentures:      |
                                        |___| -------------               |______| -------------------      |
                                        |   |                             |______|                          |
                                        |   |                Cost         |      |          Cost            |
                                        |   |                ----         |      |          ----            |
                                        |   | Casualty       $5,000,000   |      | Colonial $500,000        |
                                        |   | 100%                        |      | Lone Star 150,000        |
                                        |   |_____________________________|      |__________________________|
                                        |
                                        |    _____________________________
                                        |   |         NATIONWIDE          |
                                        |   |      COMMUNITY URBAN        |
                                        |   |       REDEVELOPMENT         |
                                        |   |                             |
                                        |   | Common Stock: 10 Shares     |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $1,000       |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |         INSURANCE           |
                                        |   |    INTERMEDIARIES, INC.     |
                                        |   |                             |
                                        |   | Common Stock: 1,615 Shares  |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $1,615,000   |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |         NATIONWIDE          |
                                        |   |      CASH MANAGEMENT        |
                                        |   |                             |
                                        |   | Common Stock: 100 Shares    |
                                        |   | -------------               |
                                        |___|                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-90%   $9,000       |
                                        |   | NW Fin Serv-    1,000       |
                                        |   | 10%                         |
                                        |   |_____________________________|
                                        |
                                        |
                                        |    _____________________________        __________________________
                                        |   |          CALIFORNIA         |      |      VIDEO EAGLE INC.    |
                                        |   |       CASH MANAGEMENT       |      |                          |
                                        |   |                             |      | Common Stock: 750 Shares |
                                        |   | Common Stock:  90 Shares    |      | -------------            |
                                        |___| -------------               |  ____|                          |
                                        |   |                             |  |   |              Cost        |
                                        |   |                Cost         |  |   |              ----        |
                                        |   |                ----         |  |   | NW Comm.-    $0          |
                                        |   | Casualty-100%  $9,000       |  |   | 100%                     |
                                        |   |_____________________________|  |   |__________________________|
                                        |                                    |
                                        |                                    |
                                        |                                    |
                                        |                                    |
                                        |                                    |
                                        |                                    |
                                        |                                    |
                                        |                                    |
                                        |    _____________________________   |    __________________________
                                        |   |          NATIONWIDE         |  |   |       THE BEAK AND       |
                                        |   |     COMMUNICATIONS INC.     |  |   |     WIRE CORPORATION     |
                                        |   |                             |  |   |                          |
                                        |   | Common Stock: 14,750 Shares |  |   | Common Stock: 750 Shares |
                                        |___| -------------               |__|___| -------------            |
                                            |                             |      |                          |
                                            |                Cost         |      |           Cost           |
                                            |                ----         |      |           ----           |
                                            | Casualty-100%  $11,510,000  |      | NW Comm-  $531,000       |
                                            |                             |      | 100%                     |
                                            | Other Capital:              |      |__________________________|
                                            | --------------              |
                                            | Casualty-Ptd.     1,000,000 |
                                            |_____________________________|


                                                                                          Subsidiary Companies     - Solid Line
                                                                                          Associated Companies     - Dotted Line
                                                                                          Contractural Association - Double Line

                                                                                                          December 31, 1994

                                              NATIONWIDE INSURANCE ENTERPRISE                                           (left side)

                                           _______________________________________
                                          |                                       |
                                          |          EMPLOYERS INSURANCE          |___________________________________________
                                          |              OF WAUSAU                |___________________________________________
                                          |           A MUTUAL COMPANY            |                    |
                                          |_______________________________________|                    |
                                                                                                       |
                                                                                                       |
                                                                                                       |
                                                                                            ____________________________
                                                                                          |       NATIONWIDE LIFE        |
                                                                                          | Common Stock: 3,814,779      |
                                                                                          | ------------- Shares         |
                                                                                          |                              |
                                                                                          | NW Corp.-    Cost            |
                                                                                          | 100%         ----            |
                                                                                          |              $909,179,664    |
                                                                                          |______________________________|
                                                                                                      |
                     _________________________________________________________________________________|
                    |                                      |                      |
        ____________|____________               ___________|_______________       |        ______________________________
       |        NATIONWIDE       |             |     NATIONAL CASUALTY     |      |       |      FINANCIAL HORIZONS      |
       |    FINANCIAL SERVICES   |             | Common Stock: 100 Shares  |      |       |              LIFE            |
       | Common Stock: 7,676     |             | -------------             |      |       | Common Stock: 66,000         |
 ______| ------------- Shares    |        _____|                           |      |_______| ------------- Shares         |
|  ____|               Cost      |       |     |               Cost        |      |       | NW Life-       Cost          |
| |    |               ----      |       |     |               ----        |      |       | 100%           ----          |
| |    | NW Life-100% $5,996,261 |       |     | NW Life-100%  $66,132,811 |      |       |               $58,070,003    |
| |    |_________________________|       |     |___________________________|      |       |______________________________|
| |                                      |                 | |                    |
| |     _________________________        |      ___________|_|_____________       |
| |    |        NATIONWIDE       |       |     |                           |      |
| |    |    INVESTOR SERVICES    |       |     |                           |      |
| |    | Common Stock: 5 Shares  |       |     |       NCC OF AMERICA,     |      |
| |____| -------------           |       |     |      INC. (INACTIVE)      |      |        ______________________________
| |    |                         |       |     |                           |      |       |        WEST COAST LIFE       |
| |    | NW Fin. Serv.- Cost     |       |     |                           |      |       | Common Stock: 1,000,000      |
| |    |    100%        ----     |       |     |                           |      |       | ------------- Shares         |
| |    |                $5,000   |       |     |                           |      |_______|               Cost           |
| |    |_________________________|       |     |___________________________|      |       |               ----           |
| |                                      |                                        |       | NW Life-100%  $92,762,014    |
| |     _________________________        |      ___________________________       |       |______________________________|
| |    |        NATIONWIDE       |       |     |     HICKEY-MITCHELL       |      |
| |    |        INVESTING        |       |     |    INSURANCE AGENCY       |      |
| |    |       FOUNDATION        |       |     | Common Stock: 101 Shares  |      |
| |____|                         |       |_____|  -----------              |      |
|  ____|                         |             |                           |      |        ______________________________
| |    |                         |             |                Cost       |      |       | EMPLOYERS LIFE INSURANCE CO. |
| |    |                         |             |                ----       |      |       |        OF WAUSAU (EL)        |
| |    |   COMMON LAW TRUST      |             | Nat. Cas.-100% $4,701,200 |      |       |                              |
| |    |_________________________|             |___________________________|      |       | Common Stock: 250,000 Shares |
| |                                                         |                     |_______| -------------                |
| |     _________________________               ____________|______________       |       |                ----          |
| |    |        NATIONWIDE       |             |     NATIONAL PREMIUM &    |      |       | NW Life-100%   $165,627,416  |
| |    |        INVESTING        |             |  BENEFIT ADMINISTRATION   |      |       |______________________________|
| |____|        FOUNDATION II    |             | Common Stock: 10,000      |      |                    |
|  ____|                         |             | ------------  Shares      |      |                    |
| |    |                         |             |                Cost       |      |                    |
| |    |                         |             | Hickey-        ----       |      |         ___________|_________________
| |    |    COMMON LAW TRUST     |             | Mitchell-100%  $1,319,469 |      |        |       WAUSAU PREFERRED      |
| |    |_________________________|             |___________________________|      |        |        HEALTH INS. CO.      |
| |                                                                               |        |                             |
| |                                                                               |        | Common Stock: 200 Shares    |
| |     _________________________                                                 |        | -------------               |
| |    |       NATIONWIDE        |                                                |        |  EL -- 100%   Cost          |
| |____|    SEPARATE ACCOUNT     |                                                |        |               ----          |
|  ____|          TRUST          |                                                |        |              $51,413,193    |
| |    |    COMMON LAW TRUST     |                                                |        |_____________________________|
| |    |_________________________|                                                |
| |                                                                               |
| |                                                                               |
| |     _________________________                                                 |
| |    |   FINANCIAL HORIZONS    |                                                |        ______________________________
| |____|    INVESTMENT TRUST     |                                                |       |           NATIONWIDE         |
|______|         TRUST           |                                                |       |      PROPERTY MANAGEMENT     |
       |    COMMON LAW TRUST     |                                                |       | Common Stock: 59 Shares      |
       |_________________________|                                                |_______| -------------                |
                                                                                  |       |                              |
                                                                                  |       |                Cost          |
                                                                                  |       |                ----          |
                                                                                  |       | NW Life-100%   $1,907,896    |
                                                                                  |       |______________________________|
                                                                                  |                    |








                                                                                           ______________________________
                                                                                  |       |     MRM INVESTMENTS, INC.    |
                                                                                  |       | Common Stock: 1 Share        |
                                                                                  |       | ------------                 |
                                                                                  |       |                              |
                                                                                  |       |                Cost          |
                                                                                  |       | Nat. Prop.     ----          |
                                                                                  |       | Mgmt.-100%     $550,000      |
                                                                                  |       |______________________________|
                                                                                  |
                                                                                  |
                                                                                  |        ___________________________
                                                                                  |       |        NWE, INC.          |
                                                                                  |       |                           |
                                                                                  |       | Common Stock: 100 Shares  |
                                                                                  |_______|                           |
                                                                                          | NW Life-100% Cost         |
                                                                                          |              ----         |
                                                                                          |             $35,971,375   |
                                                                                          |___________________________|



                                              NATIONWIDE INSURANCE ENTERPRISE                                           (middle)

                                 _______________________________________
                                |                                       |
________________________________|          NATIONWIDE MUTUAL            |___________________________________________________________
________________________________|              (CASUALTY)               |___________________________________________________________
                                |                                       |
                                |_______________________________________|
                                                    |               _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                                  __________________|______________|___
                                 |        NATIONWIDE CORPORATION       |
                                 | Common Stock:     Control:          |
                                 | -------------     -------           |
                                 |  13,092,790         100%            |
                                 |                                     |
                                 |           Shares       Cost         |
                                 |           ------       ----         |
                                 | Casualty  $12,443,280  $710,293,557 |
                                 | Fire          649,510    24,007,936 |
                                 |_____________________________________|
                                                    |
____________________________________________________|______________________________________________________________________________
                   |                                                    |                                          |
        ___________|_______________                        _____________|_____________                 ____________|______________
       |     PUBLIC EMPLOYEES      |                      |      GATES, McDONALD      |               |    FINANCIAL HORIZONS     |
       |    BENEFIT SERV. CORP.    |                      |      & COMPANY (GATES)    |               |  DISTRIBUTORS AGY., INC.  |
 ______| Common Stock: 236,494     |                      | Common Stock: 254 Shares  |               | Common Stock: 1,000 Shares|
|  ____| ------------- Shares      |                      | -------------             |___       _____| -------------             |
| |    |               Cost        |                      |                           |   |     |  ___|                           |
| |    | NW Corp.-     ----        |                      |               Cost        |   |     | |   |               Cost        |
| |    | 100%          $12,830,936 |                      |               ----        |   |     | |   | NW Corp.      ----        |
| |    |___________________________|                      | MW Corp.-     $22,126,323 |   |     | |   | 100%          $19,501,000 |
| |                                                       | 100%                      |   |     | |   |___________________________|
| |                                                       |___________________________|   |     | |
| |                                                                                       |     | |
| |                                                        ___________________________    |     | |
| |     ___________________________                       |   GATES, McDONALD & Co.   |   |     | |    ___________________________
| |    |     PEBSCO SECURITIES     |                      |        OF NEW YORK        |   |     | |   |    FINANCIAL HORIZONS     |
| |    |           CORP.           |                      | Common Stock: 3 Shares    |   |     | |   |     DISTRIBUTORS AGY.     |
| |____| Common Stock: 5,000       |                      | -------------             |___|     | |   |      OF ALABAMA, INC.     |
| |    | ------------- Shares      |                      |                           |   |     | |___| Common Stock: 10,000      |
| |    |                  Cost     |                      |                Cost       |   |     | |   |  -----------  Shares      |
| |    | Pub. Emp. Ben.   ----     |                      |                ----       |   |     | |   |               Cost        |
| |    | Serv.Corp.-100%  $25,000  |                      | Gates-100%     $106,947   |   |     | |   |               ----        |
| |    |___________________________|                      |                           |   |     | |   | FHDAI-100%    $100        |
| |                                                       |___________________________|   |     | |   |___________________________|
| |                                                                                       |     | |
| |                                                                                       |     | |
| |                                                        ___________________________    |     | |
| |     ___________________________                       |  GATES, McDONALD & Co.    |   |     | |
| |    |          PEBSCO OF        |                      |         OF NEVADA         |   |     | |    ___________________________
| |    |         NEW MEXICO        |                      |                           |   |     | |   |    LANDMARK FINANCIAL     |
| |    | Common Stock: 1,000       |                      |   Common Stock: 40 Shares |___|     | |   |        SERVICES OF        |
| |____| ------------- Shares      |                      |                           |         | |   |       NEW YORK, INC.      |
| |    |                   Cost    |                      |   Gates-100%    Cost      |         | |___| Common Stock: 10,000      |
| |    | Pub. Emp. Ben.    ----    |                      |                 ----      |         | |   | ------------- Shares      |
| |    | Serv.Corp.-100%   $1,000  |                      |                 $93,750   |         | |   |               Cost        |
| |    |___________________________|                      |___________________________|         | |   |               ----        |
| |                                                                                             | |   | FHDAI-100%    $10,100     |
| |                                                                                             | |   |___________________________|
| |                                                                                             | |
| |                                                                                             | |
| |     ___________________________                                                             | |
| |    |         PEBSCO OF         |                                                            | |
| |    |         ARKANSAS          |                                                            | |    ___________________________
| |    | Common Stock: 50,000      |                                                            | |   |    FINANCIAL HORIZONS     |
| |____| ------------- Shares      |                                                            | |   |      SECURITIES CORP.     |
| |    |                  Cost     |                                                            | |___| Common Stock: 10,000      |
| |    | Pub. Emp. Ben.   ----     |                                                            | |   | ------------- Shares      |
| |    | Serv.Corp. 100%  $500     |                                                            | |   |               Cost        |
| |    |___________________________|                                                            | |   |               ----        |
| |                                                                                             | |   | FHDAI-100%    $153,000    |
| |                                                                                             | |   |___________________________|
| |                                                                                             | |
| |     ___________________________                                                             | |
| |    |         PEBSCO OF         |                             ___________________________    | |
| |    |          MONTANA          |                            |  AFFILIATE AGENCY, INC.   |   | |    ___________________________
| |____| Common Stock: 500         |                            |                           |   | |   |                           |
| |    | ------------- Shares      |                            |  Common Stock: 100 Shares |__ | |   |     FINANCIAL HORIZONS    |
| |    |                   Cost    |                            |                           |   | |___|        DISTRIBUTORS       |
| |    | Pub. Emp. Ben.    ----    |                            |   FHDAI-100%    Cost      |   |  ___|       AGENCY OF TEXAS,    |
| |    | Serv.Corp.-100%  $500     |                            |                 ----      |   | |   |            INC.           |
| |    |___________________________|                            |                 $100      |   | |   |___________________________|
| |                                                             |___________________________|   | |
| |                                                                                             | |










| |                                                                                             | |
| |     ___________________________                                                             | |    ___________________________
| |    |         PEBSCO OF         |                                                            | |   |                           |
| |    |          ALABAMA          |                                                            | |___|     FINANCIAL HORIZONS    |
| |____| Common Stock: 100,000     |                                                            |  ___|      DISTRIBUTORS AGY.    |
| |    | ------------- Shares      |                                                            | |   |         OF OHIO, INC.     |
| |    |                  Cost     |                                                            | |   |___________________________|
| |    | Pub. Emp. Ben.   ----     |                                                            | |
| |    | Serv.Corp.-100%  $1,000   |                                                            | |
| |    |___________________________|                                                            | |
| |                                                                                             | |
| |     ___________________________                                                             | |
| |    |         PEBSCO OF         |                                                            | |    ___________________________
| |    |       MASSACHUSETTS       |                                                            | |   |                           |
| |    |   INSURANCE AGENY, INC.   |                                                            | |___|    FINANCIAL HORIZONS     |
| |____| Common Stock: 1,000       |                                                            |  ___|     DISTRIBUTORS AGY.     |
| |    | ------------- Shares      |                                                            | |   |     OF OKLAHOMA, INC.     |
| |    |                   Cost    |                                                            | |   |___________________________|
| |    | Pub. Emp. Ben.    -----   |                                                            | |
| |    | Serv.Corp.-100%  $1,000   |                                                            | |
| |    |___________________________|                                                            | |    ___________________________
| |                                                                                             | |   |                           |
| |     ___________________________                                                             | |___|         AFFILIATE         |
| |____|                           |                                                            |_____          AGENCY OF         |
|______|         PEBSCO OF         |                                                                  |         OHIO, INC.        |
       |           TEXAS           |                                                                  |                           |
       |___________________________|                                                                  |___________________________|



                                              NATIONWIDE INSURANCE ENTERPRISE                                           (right side)

                       _______________________________________
                      |                                       |
______________________|          NATIONWIDE MUTUAL            |
______________________|             FIRE (FIRE)               |
                      |                                       |
                      |_______________________________________|
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _  _ _|












____________________________________________________________________
                        |                        |                  |
           _____________|_____________           |      ____________|______________
          |      NEA VALUEBUILDER     |          |     |      INHEALTH, INC.       |
          |  INVESTOR SERVICES, INC.  |          |     | Common Stock: 100         |
   _______| Common Stock: 500         |          |     | ------------  Shares      |
  |  _____| ------------- Shares      |          |     |               Cost        |
  | |     |               Cost        |          |     |               ----        |
  | |     | NW Corp.-     ----        |          |     | NW Corp.-                 |
  | |     | 100%          $5,000      |          |     | 100%          $12,046,413 |
  | |     |___________________________|          |     |___________________________|
  | |                                            |
  | |      ___________________________           |      ___________________________
  | |     |      NEA VALUEBUILDER     |          |     |         NATIONWIDE        |
  | |     |     INVESTOR SERVICES     |          |     |        HEALTH CARE        |
  | |_____|      OF ALABAMA, INC.     |          |_____| Common Stock: 15 Shares   |
  | |     | Common Stock: 500         |           _____| ------------              |
  | |     | ------------- Shares      |          |     |                           |
  | |     |               Cost        |          |     |               Cost        |
  | |     |               ----        |          |     | NW Corp.-     ----        |
  | |     | NEA-100%      $5,000      |          |     | 100%          $16,850,000 |
  | |     |___________________________|          |     |___________________________|
  | |                                            |
  | |      ___________________________           |      ___________________________
  | |     |      NEA VALUEBUILDER     |          |     |       INHEALTH MGT.       |
  | |     |     INVESTOR SERVICES     |          |     |       SYSTEMS, INC.       |
  | |     |        OF OHIO, INC.      |          |     | Common Stock: 100 Shares  |
  | |_____| Common Stock: 100         |          |_____| -------------             |
  | |     | ------------- Shares      |          |     |                           |
  | |     |               Cost        |          |     |               Cost        |
  | |     |               -----       |          |     | NW Health     ----        |
  | |     | NEA-91%       $5,000      |          |     | Care-100%   $25,149       |
  | |     |___________________________|          |     |___________________________|
  | |                                            |
  | |      ___________________________           |      ___________________________
  | |     |                           |          |     |         INHEALTH          |
  | |     |                           |          |     |        AGENCY, INC.       |
  | |     |      NEA VALUEBUILDER     |          |     | Common Stock: 99 Shares   |
  | |_____|     INVESTOR SERVICES     |          |_____| -------------             |
  | |     |       OF TEXAS, INC.      |                |               Cost        |
  | |     |                           |                | NW Health     ----        |
  | |     |                           |                | Corp.-99%   $116,077      |
  | |     |___________________________|                |___________________________|
  | |
  | |      ___________________________
  | |     |                           |
  | |     |                           |
  | |_____|      NEA VALUEBUILDER     |
  |_______|     INVESTOR SERVICES     |
          |      OF OKLAHOMA, INC.    |
          |                           |
          |___________________________|







Subsidiary Companies     --  Solid Line
Associated Companies     --  Dotted Line
Contractual Association  --  Double Line

December 31, 1994


Item 27.         NUMBER OF CONTRACT OWNERS

                 Not Applicable

Item 28.         INDEMNIFICATION

                 Provision is made in the Company's Amended Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio. Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.         PRINCIPAL UNDERWRITER

                 (a) Nationwide Financial Services, Inc. ("NFS") acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide VA Separate Account- A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates.

                 NFS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, and Nationwide Investing Foundation II, which are open-end management investment companies.

         (b)                          NATIONWIDE FINANCIAL SERVICES, INC.
                                            DIRECTORS AND OFFICERS
                                                                                           POSITIONS AND OFFICES
                               NAME AND BUSINESS ADDRESS                                     WITH UNDERWRITER
                      Lewis J. Alphin                                                            Director
                      519 Bethel Church Road
                      Mount Olivet, NC  28365

                      Willard J. Engel                                                           Director
                      1100 E. Main Street
                      Marshall, MN 56258

                      Fred C. Finney                                                             Director
                      1558 West Moreland Road
                      Wooster, OH  44691

                                  95 of 101

(b)                                   NATIONWIDE FINANCIAL SERVICES, INC.
                                            DIRECTORS AND OFFICERS
                      Peter F. Frenzer                                                   Vice Chairman, President
                      One Nationwide Plaza                                                     and Director
                      Columbus, OH  43215

                      Charles L. Fuellgraf, Jr.                                                  Director
                      600 South Washington Street
                      Butler, PA  16001

                      Henry S. Holloway                                                          Director
                      1247 Stafford Road
                      Darlington, MD  21034

                      Gordon E. McCutchan                                            Executive Vice President-Law and
                      One Nationwide Plaza                                            Corporate Services and Director
                      Columbus, OH  43215

                      D. Richard McFerson                                                      President and
                      One Nationwide Plaza                                          Chief Executive Officer--Nationwide
                      Columbus, OH  43215                                            Insurance Enterprise and Director

                      David O. Miller                                                            Director
                      115 Sprague Drive
                      Hebron, Ohio  43025

                      C. Roy Noecker                                                             Director
                      2770 State Route 674 South
                      Ashville, OH 43103

                      James F. Patterson                                                         Director
                      8765 Mulberry Road
                      Chesterland, OH  44026

                      Robert H. Rickel                                                           Director
                      P.O. Box 319
                      Bayview, ID  83803

                      Arden L. Shisler                                                           Director
                      2724 West Lebanon Road
                      Dalton, OH  44618

                      Robert L. Stewart                                                          Director
                      88740 Fairview Road
                      Jewett, OH  43986

                      Nancy C. Thomas                                                            Director
                      10835 Georgetown Street NE
                      Louisville, OH  44641

                      Harold W. Weihl                                               Chairman of the Board of Directors
                      14282 King Road
                      Bowling Green, OH  43402

                      W. Sidney Druen                                                    Senior Vice President and
                      One Nationwide Plaza                                                  General Counsel and
                      Columbus, OH  43215                                                   Assistant Secretary

                      Robert A. Oakley                                                  Executive Vice President -
                      One Nationwide Plaza                                                Chief Financial Officer
                      Columbus, OH  43215

                                  96 of 101

(b)                                   NATIONWIDE FINANCIAL SERVICES, INC.
                                            DIRECTORS AND OFFICERS
                      James F. Laird, Jr.                                               Vice President and General
                      One Nationwide Plaza                                                 Manager and Treasurer
                      Columbus, OH  43215

                      Peter J. Neckermann                                                     Vice President
                      One Nationwide Plaza
                      Columbus, OH  43215

                      Harry S. Schermer                                                Vice President - Investments
                      One Nationwide Plaza
                      Columbus, OH  43215

                      Rae I. Mercer                                                              Secretary
                      One Nationwide Plaza
                      Columbus, OH  43215

(c)          NAME OF           NET UNDERWRITING      COMPENSATION ON
             PRINCIPAL           DISCOUNTS AND         REDEMPTION OR         BROKERAGE
             UNDERWRITER         COMMISSIONS           ANNUITIZATION      COMMISSIONS         COMPENSATION
             -----------         -----------           -------------      -----------         ------------
             Nationwide                N/A                     N/A                 N/A                N/A
             Financial
             Services,
             Inc.

                                  97 of 101

Item 30.     LOCATION OF ACCOUNTS AND RECORDS


             Gary E. Berndt
             Nationwide Life Insurance Company
             One Nationwide Plaza
             Columbus, OH  43216


Item 31.     MANAGEMENT SERVICES

             Not Applicable

Item 32.     UNDERTAKINGS

             The Registrant hereby undertakes to:

             (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

             (b) include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

             (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

             The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).

                                  98 of 101

                                   Offered by
                       Nationwide Life Insurance Company


                       NATIONWIDE LIFE INSURANCE COMPANY


                          Nationwide Variable Account

                 Individual Deferred Variable Annuity Contract


                                  PROSPECTUS



                               DECEMBER 1, 1995


                                  99 of 101

                              ACCOUNTANTS' CONSENT


The Board of Directors
      Nationwide Life Insurance Company and
      Contract Owners of Nationwide Variable Account:


We consent to the use of our reports included herein and to the reference to our firm under the heading "Services" in the Statement of Additional Information.


                                                           KPMG Peat Marwick LLP


Columbus, Ohio
November 21, 1995


                                 100 of 101

                                   SIGNATURES


    As required by the Securities Act of 1933, the Registrant, NATIONWIDE VARIABLE ACCOUNT, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 21st day of November, 1995.

                                        NATIONWIDE VARIABLE ACCOUNT
                                   ---------------------------------------
                                                (Registrant)

                                      NATIONWIDE LIFE INSURANCE COMPANY
                                   ---------------------------------------
                                                 (Depositor)

                                             By/s/JOSEPH P. RATH
                                   ---------------------------------------
                                               Joseph P. Rath
                                             Vice President and
                                           Associate General Counsel


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 21st day of November, 1995.


             SIGNATURE                                  TITLE
LEWIS J. ALPHIN                                             Director
-------------------------
Lewis J. Alphin

WILLARD J. ENGEL                                            Director
-------------------------
Willard J. Engel

FRED C. FINNEY                                              Director
-------------------------
Fred C. Finney

PETER F. FRENZER                                        President/Chief
-------------------------                        Operating Officer and Director
Peter F. Frenzer

CHARLES L. FUELLGRAF, JR.                                   Director
-------------------------
Charles L. Fuellgraf, Jr.

HENRY S. HOLLOWAY                                    Chairman of the Board
-------------------------                                 and Director
Henry S. Holloway

D. RICHARD McFERSON                                   Chief Executive Officer
-------------------------                                 and Director
D. Richard McFerson

DAVID O. MILLER                                             Director
-------------------------
David O. Miller

C. RAY NOECKER                                              Director
-------------------------
C. Ray Noecker

ROBERT A. OAKLEY                                      Executive Vice President-
-------------------------                              Chief Financial Officer
Robert A. Oakley

JAMES F. PATTERSON                                          Director               By:     JOSEPH P. RATH
-------------------------                                                             --------------------------------
James F. Patterson                                                                    Joseph P. Rath, Attorney-in-fact

ROBERT H. RICKEL                                            Director
-------------------------
Robert H. Rickel

ARDEN L. SHISLER                                            Director
-------------------------
Arden L. Shisler

ROBERT L. STEWART                                           Director
-------------------------
Robert L. Stewart

NANCY C. THOMAS                                             Director
-------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                             Director
-------------------------
Harold W. Weihl

                                 101 of 101

                       NATIONWIDE LIFE INSURANCE COMPANY


                          NATIONWIDE VARIABLE ACCOUNT

                 INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS



                              EXHIBITS TO FORM N-4


                             SEC FILE NO. 33-60239